United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  November 2002

                        Valley of the Doce River Company
                 (Translation of Registrant's name in English)

                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   (Check One) Form 20-F  X   Form 40-F
                                         ---            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       (Check One) Yes       No  X
                                       ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                           Companhia Vale do Rio Doce

                                TABLE OF CONTENTS


                           This Form 6-K contains the following:

                                                              Sequential
                                                                 Page
    Item                                                        Number
    ----                                                        ------
1. Press Release titled "Performance of Companhia Vale do Rio
            Doce in the Third Quarter Performance in 2002;
            BR GAAP" dated November 13, 2002.................      1

2. Third Quarterly Financial Statements; BR GAAP.............     23

BR GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP


www.cvrd.com.br


CVRD
Investor Relations

Roberto Castelio Branco
Andreia Reis
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel. (5521) 3814-4540
rio@cvrd.com.br

Companhia
Vale do Rio Doce

PRESS RELEASE 3Q02

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE THIRD QUARTER OF 2002


THE FINANCIAL AND OPERATIONAL INFORMATION CONTAINED IN THIS PRESS RELEASE, EXCEPT OTHERWISE INDICATED, REFERS TO THE PARENT COMPANY AND WAS CALCULATED IN ACCORDANCE WITH GENERALLY ACCEPTED BRAZILIAN ACCOUNTING PRINCIPLES (BRAZILIAN
GAAP). FROM THE FIRST QUARTER OF 2003, THE COMPANY WILL BE PUBLISHING QUARTERL Y CONSOLIDATED FINANCIAL STATEMENTS IN BRAZILIAN GAAP.

Rio de Janeiro, November 13, 2002 - Companhia Vale do Rio Doce (CVRD) has reported accumulated net earnings of R$ 502 million in the first nine months of the year, compared to R$ 2.412 billion in the same period a year earlier. In the third quarter of 2002 (3Q02), CVRD reported a loss of R$ 216 million, corresponding to R$ 0.56 per share.

The depreciation of the Real against the US dollar (USD) was the main factor behind this quarterly result, once the negative monetary variation from exchange rate losses totalled R$ 2.122 billion and were not compensated for by an improvement in the Company's operating results.

The rate of exchange on the last day of 3Q02, used for the calculation of monetary variation, was R$ 3.8949 per USD, a difference of 36.9% relative to the rate recorded on the last day of 2Q02, of R$ 2.8444 per USD. The average daily exchange rate in 3Q02, which impacts CVRD's cash flow and operating result, was R$ 3,1227 per USD, a difference of 25% compared to the previous quarter, of R$ 2,4408 per USD.

CVRD's cash flow is positively correlated to the appreciation in the USD against the Real, due to the asymmetry between revenues and expenses in regard to currency composition. For example, in 3Q02 about 81% of the Company's gross revenues were US dollar-linked while 85% of the cost of goods sold (COGS) was denominated in Reais.

The Board of Directors of CVRD has approved the payment of interest on shareholders equity of R$ 2.68 per share, totalling R$ 1.029 billion, which will be paid out from December 10th, 2002. Therefore, in this year CVRD will have distributed to its shareholders R$ 4.985 per share, totalling R$ 1.915 billion, taking into account the amount of R$ 2.305 per share paid from April 30th, 2002. The average dividend yield in USD of CVRD's shares in the period 1997/2001 was 6.5%, 120 basis point higher than the average yield of the 10-year US Treasury Bond. 2002 dividend yield is estimated to be approximately the same number.

Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

                                  BR GAAP 3Q02

Gross operating revenues in 3Q02 amounted to R$ 2.340 billion, up by 27% qoq, while gross margin was 54.5%. Revenues for the first nine months of the year amounted to R$ 5.784 billion, 20.3% higher than the same period in 2001.

Cash generation as measured by EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$ 1.205 billion in 3Q02, 22.2% higher than in 3Q01 and 39.5% higher than the previous quarter. EBITDA margin, in other words, the ratio between EBITDA and net revenues, came to 53.3% in 3Q02. This percentage is the highest in 2002 and higher than the average of 49.0% for the 19 quarters between 1Q98 and 3Q02.

The volume shipped of iron ore and pellets, of 36.925 million tons, is a new quarterly record beating the previous record achieved in 2Q02 by 595,000 tons. Total volume for the first nine months of the year amounted to 106.918 million tons, compared to 96.133 million tons in the same period of the previous year.

By the same token, general cargo transportation (cargo other than iron ore and pellets) set another new record, with CVRD railroads (Carajas and Vitoria a Minas) handling 3.89 billion net ton kilometres (ntk). This performance began to reflect focus on maximising the use of transportation assets, which is being achieved through the offering of new services, such as scheduled trains, the exploitation of intermodal connections and greater integration between CVRD's own assets.

Capital expenditures by the Parent Company totalled US$ 155.5 million in 3Q02 and US$ 528.6 million in the first nine months of the year.

CVRD's gross consolidated revenue, calculated according to Brazilian GAAP, amounted to R$ 10.756 billion in the period January to September 2002, equivalent to US$ 4.015 billion. CVRD's consolidated exports totalled US$ 2.304 billion, representing 5.3% of Brazil's entire export revenue in this period. CVRD's net exports (exports less imports) amounted to US$ 2.139 billion, therefore making an important contribution to Brazil's current trade surplus of US$ 7.856 billion in the first nine month of 2002. The Company's investment program in new mining and metals projects and the expansion of existing projects, allows the Company to look forward to growth in exports over the next few years.

Revenue generated by foreign-based subsidiaries and affiliates amounted to US$ 741 million, accounting for 18.5% of consolidated gross revenues.


RELEVANT EVENTS

CORPORATE GOVERNANCE

Continuing the implementation of the Corporate Governance model announced in October 2001, which is based on the principles of transparency in the decision-making process and the definition of clear roles and responsibilities, CVRD has been developing new initiatives designed to improve corporate governance practices. These efforts seek to emphasize the transparency of information and the protection of investors' rights.

At the end of July 2002, the Company announced its DISCLOSURE POLICY, in accordance with the best investor relations practices, with the main aim of presenting a global and simultaneous spread of information to capital markets and minimising the risk of an information imbalance.

Today, the Company is releasing three important documents.

1. DIVIDEND POLICY, which has two basic objectives: (a) increase predictability in the distribution of dividends and/or interest on shareholders equity; (b) increase the correlation between the remuneration to shareholders and free cash flow performance, linking this policy more closely to the Company's financial management. The reduction in uncertainty is to be achieved by the announcement, until January 31 of each year, of a minimum amount per share, denominated in USD, to be paid to shareholders in April and October. Thus the distribution periodicity will be known and

                                                                               3
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

    the exchange rate risk for investors not resident in Brazil will be eliminated, an innovative and a pioneering move by CVRD in shareholder remuneration policy in Latin America.

2. SECURITIES TRADING POLICY, which specifies the occasions when, and the mechanisms through which the Company's executives can trade securities issued by CVRD and its subsidiaries, seeking to minimize the possible use of privileged information for personal benefit.

3. CODE OF ETHICS AND STANDARDS OF PROFESSIONAL CONDUCT FOR MEMBERS OF THE FINANCIAL AREA, which defines a code of conduct of the highest ethical standards for the professionals in this area of the Company, who in their business activities deal with privileged information and large sized financial transactions.

RISK MANAGEMENT

The Board of directors of CVRD approved prudential rules for financial investments (cash management) and commercial risk management criteria.

DIVESTITURES

The sale of the assets of Florestas Rio Doce was completed for R$ 195.3 million, resulting in a capital gain of R$ 111 million. This transaction concludes the divestiture of CVRD's pulp and paper assets, as determined by its strategic directives. The forestry assets of Celmar are likely to be used in projects linked to the mining and metals businesses, which are currently under analysis.

SHAREHOLDERS DEBENTURES

On October 4, 2002 the CVM (the Brazilian Securities Commission) authorised the registry with the SND - Sistema Nacional de Debentures (the National Debenture System), of Shareholders Debentures that were issued by CVRD at the time of its privatization in 1997 as a way of guaranteeing to all its shareholders prior to privatization, including the Brazilian government, the right to participate in the net revenues derived from the exploration of specific mineral deposits of the Company and some of its subsidiaries. From October 28th, 2002, the trading of these notes was authorised by the SND. More detailed information on these debentures can be found on CVRD's website (www.cvrd.com.br), Investor Relations section under Shareholders Information, Debentures.

PUBLIC OFFERING FOR THE PURCHASE OF SHARES IN COMPANHIA PAULISTA DE FERRO LIGAS

On November 26, 2002 at 1.30 p.m. on Bovespa - Sao Paulo Stock Exchange, an auction will be held to repurchase shares of Companhia Paulista de Ferro Ligas, a ferro-alloys company controlled by CVRD. The purpose of this transaction is to acquire the remaining 6% of the capital still owned by minority shareholders, and subsequently delist the company. The price of the offer is R$ 15.80 per share, corrected by the variation in the TR index (reference rate) calculated pro rata die , from September 2nd, 2002 to the date of settlement of the auction held on Bovespa. The price set incorporates a 45.5% premium to the average trading price of the shares over the thirty trading days prior to the price being set and a premium of 7.9% over the book value of the shares as at June 30th, 2002.


THE SHORT TERM OUTLOOK

Recent statistics reveal that the global economy is recovering much more slowly than had been expected at the beginning of the year. Probably 2003 will be the third year running of growth below the long term trend in the global economy, which has progressed over the past three decades at an average annual rate of 3.5%. This is due, in large part, to the absence of an engine to lead global economic expansion.

This role was played in the latter half of the nineties by the United States, responsible for 40% of global economic growth in this period. Despite the fact that US GDP grew by 3.1% in 3Q02, the outlook is not good. A substantial part of this expansion in 3Q02 was explained by a rise in vehicle purchases,

                                                                               4
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

stimulated by aggressive incentive policies, and leading indicators of economic activity have been suggesting a slowdown in the growth rate. This situation has led the Federal Reserve Bank to cut the short term interest rate by 50 basis points to 1.25% per year, the lowest rate in nominal terms since 1961.

In the Eurozone, economic growth has been extremely modest and future expectations are pessimistic. Recently, the IMF revised its predictions for GDP growth in the region to 0.75% in 2002 and 2% in 2003. In Japan, the recovery driven by external demand has losed steam. The behaviour of leading indicators suggest that the fragile Japanese recovery has already reached its peak and a return to recession has become increasingly probable.

China appears as an oasis of prosperity in this low expansion environment. Export growth, investment in infrastructure and foreign direct investment are fuelling GDP growth of 8% a year in that country. One of the consequences of the rapid growth in China is its economy's increasing influence on mining and metals markets, such as iron ore, steel, alumina, copper, and aluminum.

Global steel production is rising at growing rates this year. In the first nine months of 2002, steel output was up by 5.1% in relation to the same period in 2001, and September showed an increase of 8.5% on the same month in the previous year.

The current dynamism in the steel market has therefore been not only directly affected by China, whose steel production is expanding at 25% a year, but also indirectly by growth in its imports, which amounted to 17.2 million tons between January and September, and are mainly supplied by Japan.

The International Institute for Steel and Iron (IISI) projects a 4.2% growth in the steel global demand in 2002 and 4.9% in 2003, based mainly in the strong Chinese demand expansion.

At the same time, there was a substantial recovery in the price of steel products, the CRUspi index showing a variation of 35.6% between December 2001 and the end of October this year. Usually, the steel prices recovery cycle takes from 15 to 18 months.

The pace in the seaborne demand for iron ore and pellets has seen an upturn, with an expected increase of 20 million tons for 2002 for a forecast total of 470 million tons. The Company expects a continuation of this strong demand and that the seaborne market will reach 490 million tons in 2003.

Chinese imports in the period January to September rose 23.8% in relation to 2001, rising from 67.1 million tons to 83.1 million tons. It is very probable that the estimate of 110 million tons for 2002 will be met. In the first nine months of the year, CVRD's market share in China was 16%. Japan, the world's largest importer of iron ore, purchased 95.7 million tons in the first nine months of the year, compared to 94.8 million in 2001.

The rise in the cost of maritime freight, also widening the freight spreads for iron ore shipped from Brazil to China, and that shipped from Australia to China, by some US$ 2.50 per ton, in large part reflected the strong Chinese demand for iron ore. In the iron ore upcycle freight spreads tend to widen, and vice-versa.

The growing sophistication in Chinese steel plants, seeking to mix their domestic ore which has a low iron content and a high level of impurities with high quality ore, is favouring, and should continue to favour CVRD, a high quality ore supplier. The difference in quality represents an important compensating factor in offsetting the competitive disadvantage of geographical distance.

In the case of aluminum, despite the recovery in demand, there has been excessive growth in global supply. This is because various aluminum smelters, which were shut down during the power crisis on the West Coast of the United States, have re-started operations causing a build-up in stock levels and keeping prices relatively low.

Furthermore, the global production capacity of primary aluminium is likely to increase by approximately 2.5 million tons between 2003 and 2005, which will probably prevent any vigorous price recovery, possibly forcing the closure of smelters with a high cost of production. In this context, Albras, one of the lowest cost producers in the world, should continue to obtain good profit margins.

                                                                               5
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

Alumina, CVRD's strategic focus in this segment, is likely to benefit from expected growth in Chinese imports and the expansion in production capacity of primary aluminum by companies who do not have sufficient domestic supplies of this raw material. In January 2003, Alunorte's stage 3 should begin to operate, increasing its annual nominal production capacity to 2.4 million tons. Alunorte nominal production capacity can be expanded up to 6.1 million tons of alumina per year.


SALES VOLUME AND REVENUES

Shipments of iron ore and pellets in 3Q02 reached a record level of 36.925 million tons, surpassing the previous record achieved in 2Q02 of 36.330 million tons. Sales in 3Q02 were up 6.2% qoq. In the nine months ended on September, sales amounted to 106.918 million tons, up 11.2% compared to the same period in 2001.

Sales of iron ore fines were responsible for 77.7% of shipments in 3Q02, lumps accounting for 10.8% and pellets, 11.5%. In a similar vein to that which occurred in 2Q02, pellet sales saw the highest growth, up 5.3% QoQ, compared to growth in iron ore sales of 1.2%. This trend is reflecting the recovery in demand for pellets, influenced by the rise in steel prices.


CVRD purchased 2.749 million tons of pellets for resale to customers from the pellet joint ventures (Nibrasco, Itabrasco, Kobrasco and Hispanobras) compared to 3.049 million in 2Q02. In the first nine months of the year, CVRD purchased
7.568 million tons of pellets from the joint ventures for resale to its clients, very close to the volume purchased in the same period in 2001, 7.553 million tons.

Sales of iron ore to China amounted to 13.6 million tons for the first nine months of 2002 up 18.3% on the same period in 2001. In 2002, China became CVRD's second largest iron ore market, accounting for 13% of the total, being only surpassed by the Brazilian domestic market with a 15% share.

Sales to Europe, which accounted for some 30% of total shipments, have grown considerably in relation to last year, up by 34.4%. This is explained principally by the increase in shipments to Germany and Eastern European countries.

                 SALES OF IRON ORE AND PELLETS - PARENT COMPANY

                                                                                                   thousand tons
                                   1Q 01        2Q 01        3Q 01        4Q 01        1Q 02      2Q 02    3Q 02
Iron Ore and Pellets              30,175       31,189       34,769       33,815       33,663     36,330   36,925
  Iron Ore                        26,546       27,038       30,996       29,983       30,379     32,289   32,668
    Fines                         23,512       24,226       27,617       26,044       27,016     28,648   28,687
    Lump                           3,034        2,812        3,379        3,939        3,363      3,641    3,981
  Pellets                          3,629        4,151        3,773        3,832        3,284      4,041    4,257


Railroad general cargo transportation also reached record levels in 3Q02, with the shipment of 3.89 billion net ton kilometres (ntk). This amount is 6.4% and 16.5% higher than 2Q02 and 3Q01 figures, respectively. In addition to general cargo, the Vitoria a Minas Railroad (EFVM) transported 1.587 million tons of iron ore for third parties, compared to 1.401 million in 2Q02..

                      GENERAL CARGO RAILROAD TRANSPORTATION

                                                                                                    million ntk
                                   1Q 01      2Q 01      3Q 01      4Q 01         1Q 02       2Q 02       3Q 02
 EF Vitoria a Minas                2,643      2,890      2,844      2,791         2,737       2,807       3,049
 EF Carajas                          356        543        494        423           664         848         841
TOTAL                              2,999      3,433       3,338     3,214         3,401       3,655       3,890

CVRD's ports handled 5.83 million tons of general cargo in 3Q02 compared to 6.06 million tons in the previous quarter.

                                                                               6
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

Railroad productivity indicators showed improvement in the quarter. EFVM transported 0.96 million ntk per locomotive in service, per day, compared to
0.95 million in 2Q02, while on the Carajas Railroad (EFC) this index remained constant at 1.91 million ntks. The fleet of waggons was more intensively used for general cargo on both railroad networks. EFVM transported 5,540 ntk per waggon in service per day in 3Q02 compared to 4,810 in 2Q02 and EFC, 16,340 ntk compared to 15,960 in 2Q02.

Gold sales fell sharply due to the closure of the Igarape Bahia mine at the end of the last quarter. CVRD, therefore, shipped only 63.5 troy ounces of gold in 3Q02 compared to 111.9 in 2Q02.

Potash sales were up 16.1% in relation to the previous quarter, totalling 223,000 tons. The Taquari-Vassouras mine is operating at full capacity and all production for the year has already been reserved, the result of the strong growth in production in Brazil's agricultural segment.

          SALES OF LOGISTICS SERVICES, GOLD AND POTASH - PARENT COMPANY

                                                                                                  thousand tons
                                 1Q 01       2Q 01        3Q 01       4Q 01        1Q 02       2Q 02      3Q 02
Gold (troy ounces )            108,253     114,780      144,295      141,444      115,455    111,854     63,531
Potash                             133         151          124           95          113        192        223
Logistics                       25,966      24,613       21,306       20,204       18,775     21,919     21,762
  Railroads                     16,611       16,042      14,078       13,640       13,258     14,912     14,755
  Ports                          9,355        8,571       7,228        6,564        5,517      7,007      7,007

Gross operating revenues amounted to R$ 2.340 billion in 3Q02, of which 81% is denominated in USD. The export market accounted for 62.2% of sales revenues. Overseas, the main markets were Europe, accounting for 25. 0% of revenue generated, China 8.5% and Japan 7.8%.

Iron  ore  accounted  for  62%  of  total   revenues,   pellets  18%,   railroad
transportation 10.3% and potash 3.5%.

CVRD has stakes in two hydro-ele ctric plants under operation: Igarapava (38.15%), with installed capacity of 210 MW, and Porto Estrela (33.33%), with installed capacity of 112 MW, both located in the state of Minas Gerais. CVRD's take in Igarapava is dedicated to supply the energy needs of the Southern System, contributing to cost reductions, while the energy produced by Porto Estrela is sold in the market. In the first nine months of 2002, revenues derived from energy sales amounted to R$ 9 million.


                   GROSS REVENUES BY PRODUCT - PARENT COMPANY

                                                                                                    million R$
                                   3Q01              %          2Q 02            %          3Q02             %
Iron Ore                          1,117          60.8%          1,117        60.6%          1,452        62.0%
Pellets                             307          16.7%            290        15.7%            422        18.0%
Gold                                103           5.6%             89         4.8%             63         2.7%
Railroads                           195          10.6%            204        11.1%            240        10.3%
Ports                                61           3.3%             67         3.6%             73         3.1%
Potash                               44           2.4%             62         3.4%             81         3.5%
Others                               11           0.6%             13         0.7%             10         0.4%

TOTAL                             1,838         100.0%          1,842       100.0%          2,341       100.0%

                                                                               7
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

                 GROSS REVENUES BY DESTINATION - PARENT COMPANY

                                                                                                      million R$
                                    3Q01             %           2Q02            %          3Q02             %
FOREIGN MARKET
 Latin America                        51          2.8%             67         3.6%           101          4.3%
 United States                       151          8.2%             92         5.0%           118          5.0%
 Europe                              360         19.6%            498        27.0%           584         25.0%
 Middle East                          94          5.1%             69         3.7%           124          5.3%
 Japan                               156          8.5%            150         8.1%           183          7.8%
 China                               215         11.7%            189        10.3%           199          8.5%
 Asia. except Japan and China        102          5.5%             67         3.6%           147          6.3%
DOMESTIC MARKET                      709         38.6%            711        38.6%           884         37.8%
TOTAL                              1,838        100.0%          1,843       100.0%         2.340        100.0%


EXCHANGE RATE VOLATILITY GENERATES QUARTERLY LOSS

The effect of the depreciation of the Real against the US dollar on CVRD's net liabilities denominated in foreign currency was the determining factor in causing the loss of R$ 216 million in 3Q02, as negative monetary variation amounted to R$ 2.122 billion.

Compared with 2Q02, net operating revenues were up by R$ 497 million, results of investment participation grew by R$ 75 million and the sale of the assets of Florestas Rio Doce resulted in capital gain of R$ 111 million, all these factors helped to offset the negative effect of monetary variation.

In the quarter, results of investment participation amounted to R$ 482 million. The results of investment participation is composed by gain on equity income, amortization goodwill, provisions for losses and dividends received from affiliates and subsidiaries accounted as cost. Main contributions for the positive result of investment participation appeared in the equity income result, from subsidiaries and affiliates in the iron ore and pellet businesses (R$ 791 million), steel (R$ 133 million) and manganese and ferro-alloys (R$ 77 million). The aluminum area contributed with a negative equity income result of R$ 321 million, due to the impact of exchange rate devaluation on the foreign currency denominated debt of Albras and Alunorte.

Loss provisions were made for investments in subsidiaries and affiliates in the amount of R$ 377 million, made necessary by the negative net worth of these companies. Most of the provisions were made for investments in Albras (R$ 107 million), PPSA (R$ 53 million) - whose net worth turned negative as a result of exchange rate losses - and FCA and MRS (R$ 138 million).

                RESULTS OF EQUITY INVESTMENTS - BY BUSINESS AREA

                                                                 million R$
BUSINESS AREA                        3Q 01          2Q 02          3Q 02
Ferrous Minerals
  Iron Ore and Pellets                  17            528            791
  Manganese and Ferro-Alloys            84              6             77
Non-Ferrous Minerals                  (178)           (41)           (52)
Logistics                             (364)           (57)          (153)
Steel                                   57             58            133
Aluminum                              (125)          (127)          (321)
Others                                  16              -              7

TOTAL                                 (569)           407            482

The cost of goods sold (COGS) increased by R$ 56 million compared to 2Q02, due to the increase of R$ 24 million spent on outsourced services, an increase of R$ 19 million on diesel fuel and gas and R$ 18

                                                                               8
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

million on materials. These costs increases are associated with the Company's restructuring and the growth in its logistics and mining activities.

                               COST OF GOODS SOLD

                                                                                                      million R$
                                    3Q 01             %          2Q 02            %          3Q 02            %
Personnel                             127         14.6%            131        13.5%            136        13.2%
Materials                             109         12.6%            116        11.9%            134        13.0%
Fuel                                   87         10.0%             91         9.4%            110        10.7%
Electrical Energy                      31          3.6%             30         3.1%             33        3.2%
Outsourced Services                   122         14.1%            119        12.2%            143        13.9%
Acquisition of Products               202         23.3%            250        25.7%            258        25.1%
Depreciation and Depletion            133         15.3%            164        16.9%            155        15.1%
Others                                 56          6.5%             71         7.3%             59         5.7%

TOTAL                                 867        100.0%            972       100.0%          1,028       100.0%

Operational expenses were up by R$ 74 million QoQ, due to an increase under the other operational expenses line, which rose from R$ 77 million to R$ 130 million. The main items of other operational expenses were: provisions for contingencies (R$ 62 million), provisions for profit sharing plan (R$ 37 million), provisions for losses with credits against Eletrobras (R$ 29 million) and provision for a special pension plan (R$ 20 million).

The amount spent on research and development rose by R$ 16 million, while administrative expenses were down R$ 5 million.

The financial result worsen in 3Q02, from minus R$ 148 million in 2Q02 to minus R$ 491 million. Contributed to this deterioration the increase of R$ 111 million with losses with derivatives and of R$ 156 million in financial expenses with related parties.

CVRD uses derivatives operations to set the levels of interest taxes of its liabilities contracted with floating exchange rates and also to hedge against gold prices fluctuations, which are registered marked to market. The decrease of the Libor was the main driver of the losses with derivatives in this quarter.

On March 2001, CVRD transferred its 10.33% ownership in CSN's capital, equivalent to R$ 520 million, to Valia, its employees pension fund, cancelling actuarial deficit existent on that time. The contract celebrated between CVRD and Valia guaranteed to the pension fund minimum return on CSN shares equal to the variation of the General Index of Price - Internal Availability (IGP-DI), plus 6% of interest per year. As this condition was not satisfied, CVRD made in this quarter a provision of R$ 140 million, classified as financial expense with related parties. Such provision can appear again in future quarters if the profitability of CSN shares on BOVESPA (Sao Paulo Stock Exchange) are lower than the minimum assured by CVRD to Valia in the contract.



EBITDA PERFORMANCE

EBITDA generated in 3Q02 was of R$ 1.205 billion, 39.5% higher than 2Q02 and 22.2% higher than 3Q01. EBITDA accumulated in the first nine months of the year was R$ 2.797 billion, 14.2% higher than the one obtained in the same period of last year.

The strong EBITDA growth in the quarter was caused by the increase of R$ 497 million in net operating revenues, determined by the increase of iron ore and pellets sales volumes and by the depreciation of the Real. EBITDA margin was 53.3%, the third highest quarterly margin since the privatization of the Company.

                                                                               9
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

The adjustment for non cash items was R$ 82 million, composed basically by provisions for contingencies (R$ 62 million), for special retirement plan (R$ 20 million), for credits against Eletrobras (R$ 29 million) and a reversion of provision for losses on investments (R$ (21) million).

                               EBITDA COMPOSITION
                                                                million R$
                                                                     3Q 02

      Net Revenues                                                   2.259
      Cost of Goods Sold                                            (1.028)
      Selling Expenses                                                 (44)
      General & Administrative Expenses                                (91)
      Research & Development Expenses                                  (47)
      Other Operatiung Revenues / Expenses                            (130)
      Adjustment for Exceptional Non-Cash Items                         82
      Depreciation. Depletion and Amortization                         174
      Dividends Received                                                30
      EBITDA                                                         1.205

                               DIVIDENDS RECEIVED
                                                                   million R$
                                                                     3Q 02

      Hispanobras                                                        1
      MSG                                                                2
      Aluvale                                                           22
      Fosfertil                                                          5
      TOTAL                                                             30


INVESTMENTS

In the third quarter of 2002, CVRD carried out investment of US$ 155.5 million, bringing the accumulated total for the first nine months of the year to US$
528.6 million. This amount includes disbursements for the acquisition of total control of the Salobo Copper Project (US$ 50.4 million)

Bearing in mind that the Company has an extensive range of projects in its main business areas, which are scheduled to enter into operation between 2003 and 2007, and will require capital expenses of an estimated US$ 6 billion, more than 50% of the amount invested in 3Q02, US$85.2 million, was allocated to greenfield and brownfield capacity expansion.

Of this sum, US$ 28 million was directed to the ferrous minerals, the main investments being in the infrastructure needed for the good functioning of the new pellet plant at Sao Luis (US$ 16.5 million), and the last steps in the enlarging of iron ore production capacity in the Northern System to 56 million tons. This includes construction of Pier III at Ponta da Madeira and the construction and enlargement of the iron ore stock yards, which in 3Q02 received investment of US$ 5.7 million and US$ 1.8 million, respectively.

The Sossego and Salobo copper projects were responsible for investment of some US$ 28 million. Work on the Sossego project began in April 2002 and is progressing according to schedule. The current phase of copper's economic cycle, with relatively low prices and little expansion in capacity, contributed to reducing the costs of developing Sossego. At the same time, the depreciation in real terms of the Brazilian currency, has helped further to reduce the US dollar cost of this investment, given that only 25% of the capital expenditure planned is actually denominated in US dollars. Therefore, these two factors could reduce the amount spent on the project, compared with the initial budget of US$ 384 million.

                                                                              10
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

In the non-ferrous segment, US$ 2.6 million was invested in enlarging the production capacity of the Taquari-Vassouras potash mine. New capacity of 850,000 tons a year is scheduled to come on stream in the middle of 2005.

Our hydroelectric generation projects have required investment of US$ 17.5 million in the quarter. Most of this was dedicated to the building of the hydro-electric plants at Aimores (US$ 8.4 million), Funil (US$ 5.2 million) and Candonga (US$ 2.5 million). The Funil plant, located in the state of Minas Gerais, which has an installed capacity of 180 MW, is programmed to start up in December 2002.

US$ 8.5 million was invested in the logistics segment, mainly in the purchase of locomotives and the enlarging of capacity to handle general cargo in the Southern System.

Maintenance costs for existing operations in 3Q02 amounted to US$ 40.6 million.

The Company invested US$ 9.5 million in mineral exploration, continuing its prospecting for new deposits of copper, nickel, gold, platinum and zinc, among others. In addition to this, US$ 2.7 million was spent on information technology and US$ 1.1 million on environmental protection measures.


                           CAPITAL EXPENDITURES - 3Q02


BY BUSINESS AREA              US$ MILLION         %       BY CATEGORY               US$ MILLION         %
Ferrous minerals                     68.9     44.3%       Capital injections               14.9      9.6%
Logistics                            24.5     15.8%       Maintenance                      40.6     26.1%
Non-ferrous minerals                 40.6     26.1%       Projects                         85.2     54.8%
Energy                               17.8     11.5%       Mineral exploration               9.5      6.1%
Others                                3.6      2.3%       Environment                       1.1      0.7%
                                                          Information technology            2.7      1.7%
                                                          Technological research            1.6      1.0%
TOTAL                               155.5    100.0%       TOTAL                           155.5    100.0%



                          CAPITAL EXPENDITURES - 9M 02

BY BUSINESS AREA              US$ MILLION         %       BY CATEGORY               US$ MILLION         %
Ferrous minerals                    265.1     50.2%       Capital injections               25.8      4.9%
Logistics                            63.3     12.0%       Maintenance                     130.3     24.6%
Non-ferrous minerals                 71.3     13.5%       Projects                        281.0     53.2%
Energy                               68.0     12.9%       Mineral exploration              22.7      4.3%
Others                               10.4      2.0%       Environment                       4.7      0.9%
TOTAL                               478.2     90.5%       Information technology            9.2      1.7%
Acquisitions                         50.4      9.5%       Technological research            4.6      0.9%
TOTAL                               528.6    100.0%       TOTAL                           478.2     90.5%
                                                          Acquisitions                     50.4      9.5%
                                                          TOTAL                           528.6    100.0%



MINERAL EXPLORATION AND TECHNOLOGY

In 2002, CVRD's mineral exploration and technology activities underwent reorganization, coming under control of the Department for the Development of Mineral Projects. This department aims to develop new businesses and projects for the Company, with a view to its long term growth.

                                                                              11
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

CVRD's  mineral  exploitation  program is  distributed  into  three main  areas:
Carajas, other regions in Brazil and abroad. Investment in the first nine months of 2002 amounted to US$ 38 million, including a tranche of US$ 15 million from the BNDES, referring to the Mineral Risk Contract.

This exploration program gives priority to the mineral province of Carajas, where 75% of efforts are concentrated, the main focus being the development of the copper projects (Sossego, 118, Cristalino, Alemao and Salobo), as well as the identification of new deposits of copper and gold. Investment is also being made in the Niquel do Vermelho project, which is in the pre-feasibility stage, with tests ongoing in a pilot plant and actions designed to minimize risk. Additionally, prospecting programs are ongoing in the search for nickel, and platinum group metals(PGMs), all still in their initial stages.

In terms of mineral exploration outside Brazil, the initial focus is the copper-bearing province of Cordilheira dos Andes, with opportunities being looked at in Argentina, Chile, Peru and Equador. In this context, CVRD and Antofagasta Plc, one of the main copper producers in Chile, have formed a joint venture company, Cordillera de las Minas S.A., whose aim is to carry out mineral prospecting and extraction in the south of Peru, near Cuzco. The area of interest covers an approximate total of 60,000 square kilometres. Other significant mining enterprises are located in this region and there is a great potential for rich mineral deposits.

                                                                              12
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

                          SELECTED FINANCIAL INDICATORS

                                                                                                     million R$
                                                             3Q 01                  2Q 02                 3Q 02
Gross Revenues                                               1,839                  1,843                 2,340
Gross Margin (%)                                              51.2                   44.8                  54.5
Net Income                                                   1,206                     85                  (216)
Net Income per Share (R$)                                     3.14                   0.22                 (0.56)
EBITDA                                                         986                    864                 1,205
EBITDA Margin (%)                                             55.5                   49.0                  53.3
ROE annualized (%)                                            43.2                   11.8                   6.0
Investments (US$ million) *                                    158                    165                   156
* acquisitions not included

                               FINANCIAL STATEMENT
                                                                                                      million R$
                                                             3Q 01                  2Q 02                 3Q 02
Gross Operating Revenues                                     1,839                  1,843                 2,340
Value Added Tax                                                (61)                   (81)                  (81)
NET OPERATING REVENUES                                       1,778                  1,762                 2,259
Cost of Goods Sold                                            (867)                  (972)               (1,028)
GROSS INCOME                                                   911                    790                 1,231
Gross Margin (%)                                              51.2                   44.8                  54.5
RESULT OF INVESTMENT PARTICIPATION                            (569)                   407                   482
Equity Income                                                   (5)                   626                   962
Goodwill Amortization                                         (295)                  (104)                 (108)
Provision for Losses                                          (269)                  (115)                 (377)
Others                                                           -                      -                     5
OPERATING EXPENSES                                            (400)                  (238)                 (312)
Selling                                                        (32)                   (35)                  (44)
General & Administrative                                       (90)                   (95)                  (91)
Research and Development                                       (30)                   (31)                  (47)
Others                                                        (248)                   (77)                 (130)
FINANCIAL RESULTS                                             (686)                (1,146)               (2,613)
Financial Expenses                                            (239)                  (186)                 (495)
Financial Revenues                                              24                     38                     4
Monetary Variation                                            (471)                  (998)               (2,122)
OPERATING INCOME                                              (744)                  (187)               (1,212)
Discontinued Operations                                      1,473                      -                   111
Income Taxes                                                   477                    272                   885
NET INCOME                                                   1,206                     85                  (216)
NET INCOME PER SHARE (R$)                                     3.14                   0.22                 (0.56)


                                                                              13
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

                                  EQUITY INCOME

                                                                                                   million R$
COMPANY/PARTICIPATION                                    %              3Q 01         2Q 02             3Q 02
DOCENAVE                                            100.00                (79)           34                56
ALUVALE                                              94.74               (121)         (133)             (179)
FLORESTAS                                            99.85                  4             2                 2
RDE                                                  99.80                 72           220             1,024
ITACO                                                99.99                263           486                47
RDI                                                 100.00                  2             -                 4
URUCUM                                              100.00                  6            13                 5
TERM,VILA VELHA                                      99.89                  2             -                 3
NORPEL                                               99.90                 (1)            1                 -
PARA PIGMENTOS                                       75.50                  -            (5)                -
SAMITRI                                             100.00                (31)            -                 -
SIBRA                                                99.23                  6            23                47
FERTECO                                             100.00               (107)           19                44
BELEM                                                99.99                  -            (2)               (1)
MSE                                                  99.99                  -             1                 1
KSG                                                  99.99                  -             1                 -
BRASAMERICAN LIMITED                                 99.70                  -             7                15
BRASILUX                                            100.00                  -            20                 8
TOTAL FROM SUBSIDIARIES                                                    16           687             1,076

MSG                                                  51.00                  3             2                 3
CST                                                  22.85                  -           (29)              (11)
NIBRASCO                                             51.00                (18)            3                 2
FOSFERTIL                                            11.12                  4             1                10
HISPANOBRAS                                          50.89                  5             1                 5
ITABRASCO                                            50.90                  2             3                 6
NOVA ERA SILICON                                     49.00                  -             -                 1
USIMINAS                                             11.46                  -           (26)              (83)
KOBRASCO                                             50.00                (16)           (9)                -
FERROBAN                                              3.75                 (1)            -                (1)
SAMARCO                                              50.00                  -           (10)              (36)
BAOVALE                                              50.00                  -             3                (3)
TOTAL FROM AFFILIATES                                                     (21)          (61)             (107)
ELETROBRAS ADJUST                                                                                          (7)
TOTAL FROM EQUITY INCOME                                                   (5)          626               962


                                                                              14
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02




COMPANY/PARTICIPATION                                                %         3Q 01            2Q 02            3Q 02
PROVISION FOR LOSSES
VALEPONTOCOM                                                    100.00             -                -               (7)
KOBRASCO                                                         50.00           (19)             (16)             (46)
CIA.FERROV.NORDESTE                                              32.40           (33)              (2)              (3)
DOCEPAR                                                         100.00            (5)              (5)              (6)
FCA                                                              45.65          (108)             (20)            (105)
PARA PIGMENTOS                                                   75.50          (104)             (35)             (53)
MRS                                                              17.26             -              (33)             (33)
FERROBAN                                                          3.75             -               (4)               4
ALBRAS                                                           51.00             -                -             (107)
SEPETIBA TECON                                                   50.00             -                -              (21)
TOTAL FROM PROVISION FOR LOSSES                                                 (269)            (115)            (377)

GOODWILL AMORTIZATION
FCA                                                              45.65          (138)             (18)             (37)
GIIC (GULF)                                                      50.00           (60)               -                -
PARA PIGMENTOS                                                   75.50           (75)               -                -
CPFL                                                             93.60             -               (1)               -
SIBRA                                                            99.23           (20)             (19)             (20)
USIMINAS                                                         11.46            (2)               -                -
CAEMI                                                            16.86             -              (14)             (12)
BELEM                                                            99.99             -               (3)              (2)
MRS                                                              17.26             -              (14)              (3)
FERTECO                                                         100.00             -              (35)             (34)
TOTAL FROM GOODWILL AMORTIZATION                                                (295)            (104)            (108)

Gain on assets disposal and dividends                                              -                -                5

TOTAL                                                                           (569)             407              482

EQUITY PARTICIPATION ON DOCENAVE                                     %          3Q 01            2Q 02            3Q 02
NAVEDOCE/Seamar                                                 100.00             -               (2)              (3)
Own operations                                                  100.00          (157)             (34)             (83)
NAVEDOCE/Seamar (G/L Foreign Exchange)                          100.00            78               70              142
TOTAL DOCENAVE                                                                   (79)              34               56

EQUITY PARTICIPATION ON ALUVALE                                      %          3Q 01            2Q 02            3Q 02
ALUNORTE                                                         57.58           (60)             (64)            (154)
MRN                                                              40.00            21                3               (3)
ALBRAS                                                           51.00          (100)             (95)            (164)
VALESUL                                                          54.51             7                9               12
Equity on Alunorte                                                                 -                2                2
Own operations                                                                     5                5                7
TOTAL ALUVALE                                                                   (127)            (140)            (300)


                                                                              15
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02


EQUITY PARTICIPATION ON ITACO                               %      3Q 01      2Q 02      3Q 02
US$ million
CSI                                                     50.00         (2)         6          6
RDL                                                    100.00         (1)         3          4
RDA                                                    100.00          -          -          -
RDME                                                              100.00          2          2
CSN Aceros                                                         62.50          -        (10)
Caemi                                                              16.86        (13)        (1)
Aluvale                                                             5.26         (3)        (4)
GIIC (GULF)                                                        50.00          1          -
CVRD Overseas                                          100.00         (1)        20          9
Quadrem                                                  9.00          1          -          -
Own operations                                              6         27        (33)
G/L Exchange                                               (1)       108        (27)
TOTAL ITACO                                                24        151        (54)

EQUITY PARTICIPATION ON FERTECO                             %      3Q 01      2Q 02      3Q 02
Own operations                                         100.00          8         19         45
MRS                                                     10.89        (13)       (21)       (20)
Zagaia                                                   (102)        (8)        (8)
TOTAL FERTECO                                            (107)       (10)        17



                                  BALANCE SHEET
                                                                         million R$
                                                        3Q 01      2Q 02      3Q 02
ASSETS
   Current Assets                                       5,281      4,552      6,412
   Long Term Assets                                     2,316      3,241      3,425
   Permanent Assets                                    15,986     17,032     17,997
TOTAL                                                  23,584     24,825     27,834
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current Liabilities                                  5,074      4,167      5,199
   Long Term Liabilities                                7,336      8,532     11,396
   Shareholders' Equity                                11,174     12,126     11,239
     Capital                                            4,000      5,000      5,000
     Reserves                                           7,174      7,126      5,713
TOTAL                                                  23,584     24,825     27,834


                                                                              16
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02


                   IRON ORE AND PELLETS SALES - PARENT COMPANY
                                                                                      million tons
        FOREIGN MARKET                              3Q 01               2Q 02                3Q 02
        ASIA
          China                                       2.8                 5.0                  4.2
          South Korea                                 1.6                 1.1                  2.0
          Philippines                                 0.2                 0.5                  0.7
          Japan                                       4.1                 4.3                  4.0
          Taiwan                                      0.2                 0.4                  0.5
          Others                                        -                   -                    -
          TOTAL                                       8.9                11.3                 11.4
        EUROPE
          Germany                                     2.3                 3.4                  3.6
          Spain                                       0.8                 0.7                  0.7
          France                                      1.3                 1.5                  1.4
          Italy                                       1.5                 2.2                  0.8
          United Kingdom                              0.4                 0.4                  0.8
          Others                                      2.2                 3.2                  3.6
          TOTAL                                       8.5                11.4                 10.9
        AMERICAS
          Argentina                                   0.5                 0.6                  0.6
          United States                               0.5                 1.0                  1.2
          Others                                      0.5                 0.5                  0.7
          TOTAL                                       1.5                 2.1                  2.5
        AFRICA/MIDDLE EAST /
        AUSTRALASIA
          Bahrain                                     0.8                 0.5                  0.6
          Others                                      1.5                 0.7                  1.2
          TOTAL                                       2.3                 1.2                  1.8
        TOTAL                                        21.2                26.0                 26.6

        DOMESTIC MARKET                              3Q 01               2Q 02                3Q 02

        Steel Mills                                   4.9                 5.7                  5.3
        Affiliated                                    5.0                 4.6                  5.0
        Pelletizing Companies
          TOTAL                                       9.9                10.3                 10.3
        TOTAL                                        31.1                36.3                 36.9



                   GENERAL CARGO RAILROAD TRANSPORTATION - FCA

                                                                                                             million ntk
                                          1Q 01      2Q 01      3Q 01           4Q 01     1Q 02    2Q 02           3Q 02

   Ferrovia Centro Atlantica              1,962      2,236      2,167           1,993     1,832    2,253           2,209


                                                                              17
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02


            IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                                                                         million R$
HISPANOBRAS                                                                 3Q 01                    2Q 02                    3Q 02
Sales (thousand                                                               882                      835                      686
tons)
  Foreign Market                                                              422                      355                      166
  Domestic Market                                                             460                      480                      520

Net Operating                                                                  73                       59                       67
Revenues
Cost of Goods Sold                                                            (60)                     (56)                     (57)
Financial Results                                                               4                        6                        8
Net Earnings                                                                   10                        2                       10
Gross Margin (%)                                                             17.8                      5.1                     14.9
EBITDA                                                                         17                        5                       13
EBITDA Margin (%)                                                            23.3                      8.5                     19.4
NIBRASCO                                                                    3Q 01                    2Q 02                    3Q 02
Sales (thousand                                                             1,443                    2,257                    1,842
tons)
  Foreign Market                                                              514                      686                      290
  Domestic Market                                                             929                    1,571                    1,552

Net Operating                                                                 109                      164                      162
Revenues
Cost of Goods Sold                                                           (102)                    (144)                    (148)
Financial Results                                                              (8)                      (4)                      (2)
Net Earnings                                                                  (34)                       6                        4
Gross Margin (%)                                                              6.4                     12.2                      8.6
EBITDA                                                                         24                       26                       19
EBITDA Margin (%)                                                            22.0                     15.9                     11.7
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                  2                        2                        2
  - Long Term                                                                   5                        2                        2
TOTAL                                                                           7                        4                        5
ITABRASCO                                                                   3Q 01                    2Q 02                    3Q 02
Sales (thousand                                                               742                      702                      815
tons)
Foreign Market                                                                471                      533                      572
Domestic Market                                                               271                      169                      243

Net Operating                                                                  59                       50                       80
Revenues
Cost of Goods Sold                                                            (52)                     (48)                     (67)
Financial Results                                                               2                        9                       13
Net Earnings                                                                    4                        5                       13
Gross Margin (%)                                                             11.9                      4.0                     16.3
EBITDA                                                                         10                        3                       10
EBITDA Margin (%)                                                            16.9                      6.0                     12.5
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                  1                       17                       15


                                                                              18
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

            IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                                                                         million R$
KOBRASCO                                                                    3Q 01                    2Q 02                    3Q 02
Sales (thousand                                                             1,123                    1,012                      850
tons)
  Foreign Market                                                              493                      534                      850
  Domestic Market                                                             630                      478                        -

Net Operating                                                                  91                       72                       74
Revenues
Cost of Goods Sold                                                            (68)                     (67)                     (60)
Financial Results                                                             (52)                     (78)                    (147)
Net Earnings                                                                  (72)                     (49)                     (92)
Gross Margin (%)                                                             25.3                      6.9                     18.9
EBITDA                                                                         24                        9                       14
EBITDA Margin (%)                                                            26.4                     12.5                     18.9
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                  -                        -                        -
  - Long Term                                                                 129                      143                      147
TOTAL                                                                         129                      143                      147
SAMARCO                                                                     3Q 01                    2Q 02                    3Q 02
Sales (thousand                                                             2,312                    3,436                    3,871
tons)

Net Operating                                                                 167                      239                      311
Revenues
Cost of Goods Sold                                                            (73)                    (115)                    (138)
Financial Results                                                             (98)                     (96)                    (162)
Net Earnings                                                                  (48)                     (19)                     (73)
Gross Margin (%)                                                             56.3                     51.9                     55.6
EBITDA                                                                         86                      114                      155
EBITDA Margin (%)                                                            51.5                     47.7                     49.8
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                158                      180                      170
  - Long Term                                                                 119                       87                       76
TOTAL                                                                         277                      267                      246
FERTECO                                                                     3Q 01                    2Q 02                    3Q 02
Sales (thousand                                                             4,011                    4,777                    5,620
tons)
  Foreign Market                                                            3,556                    3,434                    3,335
  Domestic Market                                                             455                    1,343                    2,285

Net Operating                                                                 176                      195                      302
Revenues
Cost of Goods Sold                                                            (87)                    (128)                    (187)
Financial Results                                                             (76)                     (44)                     (59)
Net Earnings                                                                   (5)                     (10)                      24
Gross Margin (%)                                                             50.6                     34.4                     38.1
EBITDA                                                                         67                       63                      104
EBITDA Margin (%)                                                            38.1                     32.3                     34.4
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                 72                       58                       52
  - Long Term                                                                 103                       88                       74
TOTAL                                                                         175                      146                      126


                                                                              19
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

            IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                                       Thousand US$
GIIC*                                              3Q 01                 2Q 02               3Q 02
Sales (thousand                                      661                   676                 643
tons)

Net Operating                                     35,151                27,228              26,720
Revenues
Cost of Goods Sold                               (32,104)              (23,737)            (24,939)
Gross Profit                                       3,047                 3,491               1,781
Other Income                                         427                    79                 188
S G & A                                           (1.144)               (2,028)               (192)
Net Income                                         2,330                 1,542               1,777
* financial indicators according to IASC (International
Accounting Standards Committee).
ITACO                                             3Q 01*                 2Q 02               3Q 02
Sales (thousand
tons)
   Iron Ore                                       13,796                16,650              16,805
   Pellets                                         1,966                 2,513               2,267
   Manganese                                         260                   250                 206
   Bauxite                                           162                   407                 398
   Alumina                                            42                   106                   -
   Aluminum                                           35                    53                  49

Net Operating                                    384,594               473,753             419,677
Revenues
Cost of Goods Sold                              (348,026)             (434,940)           (394,946)
Equity Income                                     24,155               (46,637)            (71,381)
Net Income                                       546.832               (37,427)           (125,966)
EBITDA                                           571.637                32,833             (10,974)
* inludes sale of Cenibra


                                                                              20
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

        MANGANESE AND FERRO-ALLOYS - FINANCIAL INDICATORS - NON AUDITED

                                                                                      million R$
        SIBRA                                    3Q 01                 2Q 02               3Q 02
        Sales -                                     21                    31                  52
        Ferro-alloys
        (thousand tons)
          Foreign Market                             7                    15                  33
          Domestic Market                           14                    16                  19
        Average Price                           460.70                439.85              402.46
        (US$/ton)

        Sales - Manganese                          306                   265                 275
        (thousand tons)
          Foreign Market                           284                   213                 181
          Domestic Market                           22                    52                  94
        Average Price                            49.13                 47.75               46.81
        (US$/ton)

        Net Operating                               16                    60                  99
        Revenues
        Cost of Goods Sold                         (10)                  (36)                (60)
        Financial Results                            1                   (5)                   8
        Net Earnings                                 6                    22                  46
        Gross Margin (%)                          37.5                  40.0                39.4
        EBITDA                                       9                    21                  33
        EBITDA Margin (%)                         56.3                  35.0                33.3
        GROSS DEBT (IN
        US$ MILLION)
          - Short Term                              20                    23                  20
          - Long Term                               44                    21                  19
        TOTAL                                       64                    44                  39
        CPFL                                     3Q 01                 2Q 02               3Q 02
        Sales (thousand                             28                    37                  55
        tons)
          Foreign Market                              14                    17                  34
          Domestic Market                             14                    20                  21
        Average Price                           868.73                569.36              469.53
        (US$/ton)

        Net Operating                               47                    47                  74
        Revenues
        Cost of Goods Sold                         (35)                  (34)                (46)
        Financial Results                           (1)                    1                   6
        Net Earnings                                 7                    10                  17
        Gross Margin (%)                          25.5                  27.7                37.8
        EBITDA                                      12                     9                  20
        EBITDA Margin (%)                         25.5                  19.1                27.0
        GROSS DEBT (IN
        US$ MILLION)
          - Short Term                               8                     6                   4
          - Long Term                                9                     4                   4
        TOTAL                                       17                    10                   8


                                                                              21
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02


        ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED

                                                                                                                          million R$
MRN                                                                         3Q 01                    2Q 02                    3Q 02
Sales (thousand                                                             2,760                    2,610                    2,555
tons)
  Foreign Market                                                              954                      790                      740
  Domestic Market                                                           1,806                    1,820                    1,815
Average Price                                                               20.99                    18.34                    18.46
(US$/ton)

Net Operating                                                                 139                      111                      147
Revenues
Cost of Goods Sold                                                            (60)                     (61)                     (73)
Financial Results                                                              (3)                     (32)                     (74)
Net Earnings                                                                   52                        8                       (7)
Gross Margin (%)                                                             56.8                     45.0                     50.0
EBITDA                                                                         88                       59                       87
EBITDA Margin (%)                                                            63.3                     53.2                     59.6
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                 12                       19                       23
  - Long Term                                                                   8                       90                       78
TOTAL                                                                          20                      109                      101
ALUNORTE                                                                    3Q 01                    2Q 02                    3Q 02

Sales (thousand                                                               409                      410                      348
tons)
  Foreign Market                                                              249                      175                      115
  Domestic Market                                                             160                      235                      233
Average Price                                                              184.94                   165.72                   170.13
(US$/ton)

Net Operating                                                                 177                      174                      196
Revenues
Cost of Goods Sold                                                           (122)                    (135)                    (131)
Financial Results                                                            (157)                    (198)                    (374)
Net Earnings                                                                 (128)                    (142)                    (307)
Gross Margin (%)                                                             31.1                     22.4                     33.2
EBITDA                                                                         64                       49                       74
EBITDA Margin (%)                                                            36.2                     28.2                     37.8
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                 20                        -                        -
  - Long Term                                                                 429                      455                      473
TOTAL                                                                         449                      455                      473
ALBRAS                                                                      3Q 01                    2Q 02                    3Q 02
Sales (thousand                                                                80                      110                      104
tons)
  Foreign Market                                                               76                      108                      101
  Domestic Market                                                               4                        2                        3
Average Price                                                            1,390.89                 1,332.13                 1,289.68
(US$/ton)

Net Operating                                                                 278                      366                      414
Revenues
Cost of Goods Sold                                                           (161)                    (224)                    (249)
Financial Results                                                            (252)                    (333)                    (505)
Net Earnings                                                                 (196)                    (186)                    (322)
Gross Margin (%)                                                             42.1                     38.8                     39.9
EBITDA                                                                         89                      150                      160
EBITDA Margin (%)                                                            32.0                     41.0                     38.6
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                137                       49                       20
  - Long Term                                                                 497                      507                      499
TOTAL                                                                         634                      556                      519


                                                                              22
Companhia
Vale do Rio Doce                                                    BR GAAP 3Q02

       ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED
                                                                                                                         million R$
VALESUL                                                                       3Q 01                   2Q 02                   3Q 02
Sales (thousand                                                                  18                      23                      19
tons)
  Foreign Market                                                                  7                      12                       8
  Domestic Market                                                                11                      11                      11
Average Price                                                              1,784.68                1,663.20                1,654.96
(US$/ton)

Net Operating                                                                    77                      93                      94
Revenues
Cost of Goods Sold                                                              (55)                    (72)                    (62)
Financial Results                                                                (9)                      1                      (1)
Net Earnings                                                                     12                      15                      20
Gross Margin (%)                                                               28.6                    22.6                    34.0
EBITDA                                                                           28                      24                      28
EBITDA Margin (%)                                                              36.4                    25.8                    29.8
GROSS DEBT (IN
US$ MILLION)
  - Short Term                                                                    1                       1                       1
  - Long Term                                                                     3                       1                       0
TOTAL                                                                             4                       2                       1


--------------------------------------------------------------------------------
"This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange."


CONTENTS

PART I                                                                                                                    3

1 -   MANAGEMENT'S  DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR THE NINE
      MONTHS  ENDED  SEPTEMBER  30,  2002  COMPARED  WITH THE NINE  MONTHS  ENDED
      SEPTEMBER 30, 2001                                                                                                  3

1.1 - General Aspects                                                                                                     3

1.2 - Comments on the Consolidated Results                                                                                4
         1.2.1- Consolidated Gross Revenue                                                                                4
         1.2.2- Consolidated Cost of Products and Services                                                                5

1.3 - Comments on the Parent Company Results                                                                              5
         1.3.1- Gross Revenues                                                                                            5
         1.3.2- Cost of Products and Services                                                                             6
         1.3.3- Result of Shareholdings by Business Area                                                                  7
         1.3.4- Operating Expenses                                                                                        9
         1.3.5- Net Financial Result                                                                                      9
         1.3.6- Discontinued Operations                                                                                   9
         1.3.7- Cash Flow                                                                                                 9
         1.3.8- Income Tax and Social Contribution                                                                        9

PART II                                                                                                                  10

QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION                                                             10

2 -   BALANCE SHEET                                                                                                      10

3 -   STATEMENT OF INCOME                                                                                                11

4 -   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                                                                       12

5 -   STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)                                                                   13

6 -   NOTES TO THE QUARTERLY INFORMATION AT SEPTEMBER 30, 2002 AND 2001                                                  14

6.1 - Operations                                                                                                         14

6.2 - Presentation of Financial Statements                                                                               14

6.3 - Significant Accounting Policies                                                                                    14

6.4 - Cash and Cash Equivalents                                                                                          14

6.5 - Accounts Receivable from Customers                                                                                 15

6.6 - Transactions with Related Parties                                                                                  15

6.7 - Inventories                                                                                                        16

6.8 - Deferred Income Tax and Social Contribution                                                                        16

6.9 - Investments                                                                                                        18

6.10- Property, Plant and Equipment                                                                                      21

6.11- Loans and Financing                                                                                                22

6.12- Securitization Program                                                                                             23

6.13- Contingent Liabilities                                                                                             24

6.14- Environmental and Site Reclamation and Restoration Costs                                                           26

6.15- Pension Plan - VALIA                                                                                               26

6.16- Capital                                                                                                            27

6.17- American Depositary Receipts (ADR) Program                                                                         27

6.18- Treasury Stock                                                                                                     28

6.19- Financial Result                                                                                                   28

6.20- Financial Instruments - Derivatives                                                                                28

6.21- Exchange Rate Exposure                                                                                             30

6.22- Other Operating Expenses                                                                                           30



                                      CVRD                                     1



PART III                                                                                                                 31

6.23- Subsequent Events                                                                                                  30

7 - OTHER INFORMATION THE COMPANY DEEMS RELEVANT                                                                         31

7.1 - Net Accumulated Income (in R$ Million)                                                                             31

7.2 - Factors Affecting Net Income in the Last 12 Months (in R$ Million)                                                 31

7.3 - Business Performance Ratios                                                                                        32

7.4 - Segment and Geographic Information                                                                                 32

7.5 - Share Performance on Stock Exchanges (Non-Audited)                                                                 34

7.6 - Capital Expenditures (Non-Audited)                                                                                 34

7.7 - Operations for the period (Non-Audited)                                                                            35

7.8 - Changes in Prices (Non-Audited)                                                                                    35

7.9 - Iron Ore and Pellet Sales (Main Markets) (Non-Audited)                                                             36

7.10- Shareholding Interests (Organizational Chart at 09/30/02)                                                          37

7.11- Information About FERTECO (Non-Audited)                                                                            38

7.12- Information About RDIF (Non-Audited)                                                                               39



PART IV                                                                                                                  40

8 - ATTACHMENT I - EQUITY INVESTEE INFORMATION                                                                           40

8.1 - Aluminum Area - ALBRAS (Adjusted and Non-Audited)                                                                  40

8.2 - Aluminum Area - ALUNORTE (Adjusted and Non-Audited)                                                                41

8.3 - Aluminum Area - ALUVALE (Adjusted and Non-Audited)                                                                 42

8.4 - Aluminum Area - MRN (Adjusted and Non-Audited)                                                                     43

8.5 - Aluminum Area - VALESUL (Adjusted and Non-Audited)                                                                 44

8.6 - Pelletizing Affiliates - HISPANOBRAS (Adjusted and Non-Audited)                                                    45

8.7 - Pelletizing Affiliates - ITABRASCO (Adjusted and Non-Audited)                                                      46

8.8 - Pelletizing Affiliates - KOBRASCO (Adjusted and Non-Audited)                                                       47

8.9 - Pelletizing Affiliates - NIBRASCO (Adjusted and Non-Audited)                                                       48

8.10- Pelletizing Affiliates - SAMARCO (Adjusted and Non-Audited)                                                        49

8.11- Iron Ore Area - FERTECO (Adjusted and Non-Audited)                                                                 50

8.12- Manganese and Ferroalloys Area - SIBRA (Adjusted and Non-Audited)                                                  51

8.13- Manganese and Ferroalloys Area - CPFL (Adjusted and Non-Audited)                                                   52

9 - OPINION OF THE INDEPENDENT ACCOUNTANTS                                                                               53

10- MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER,
    CHIEF FINANCIAL OFFICER AND EXECUTIVE OFFICERS                                                                       54



2                                     CVRD

                                     PART I

                         Expressed in thousands of reais

1- MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2001

1.1-   General Aspects


(a) The Company's segments of business are mining, logistics and energy, as follows:

       o Ferrous minerals: includes iron ore and pellets as well as manganese and ferroalloys;
       o      Non-ferrous minerals: includes gold, kaolin, potash and copper;
       o Logistics: includes railroads, ports and maritime terminals and shipping;
       o      Energy: includes electric power generation; and
       o Shareholdings: includes equity holdings in producers of aluminum, steel and fertilizers.

(b) The variations of the main currencies and indices at 09/30/02 and 09/30/01 in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:


                             /\ % Currencies/Indexes             Parity
                             -----------------------             ------

Period          U.S.    YEN     GOLD    IGPM    TJLP    US$xR$  US$xYen
------          ----    ---     ----    ----    ----    ------  -------

9/30/02        67.9    80.8     26.6    10.5     7.3    2.8949   121.87
9/30/01        36.6    30.9      6.8     7.7     6.9    2.6713   119.68
12/31/01       18.7     3.7      1.2    10.4     9.5    2.3204   131.30
12/31/00        9.3    (2.2)    (5.4)   10.0    10.8    1.9554   114.70


About 62% of the Company's gross revenue on 09/30/02 (57% of the consolidated revenue) is derived from exports and part of domestic sales are denominated in U.S. dollars, while the costs are in mainly incurred in reais. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows;

Approximately 95% of the short-term and long-term loans of the Company on 09/30/02 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.11 and 6.19);


                                      CVRD                                     3

1.2-   Comments on the Consolidated Results

1.2.1- Consolidated Gross Revenue

The following table shows sales volume and revenues by products and services at 09/30/02:

                                              In thousands
                                              of metric tons    In thousands
                                              (except gold)       of reais
                                              -------------       --------

Iron ore                                           103,281       4,049,440
Pellets                                             19,284       1,991,511
                                                  --------      ----------
                                                   122,565       6,040,951
Railroad transportation                             47,807         693,073
Sea transportation (see volumes note 7.7)                -         139,754
Port services                                       22,707         267,126
Gold (kg)                                            9,046         232,030
Manganese and Ferroalloys                              901         606,640
Potash                                                 528         181,468
Steel                                                1,239       1,083,370
Aluminum (see volumes note 7.7)                          -       1,306,305
Kaolin                                                 320         153,011
Other products and services                              -          51,912
                                                  --------      ----------
                                                                10,755,640
                                                                ==========


                    30/09/02 - R$ 10,755,640 / US$ 4,014,918



        PER MARKET                                PER PRODUCT                   PER CURRENCY (*)
-------------------------------------   --------------------------------     ----------------------
  EM From Brazil 75%     R$  6,173,548   Iron ore ................   38%         R$........13%
                         US$ 1,864,837                                           US$.......87%
                                         Pellets .................   18%
  IM From Abroad 25%     R$  1,982,833
                         US$ 7  40,161   Aluminum ................   12%
                         US$ (*)
                         R$  1,184,483   Steel ...................   10%
                         US$   442,149
                         R$              Transport ...............   10%
                         R$  1,414,776
                         US$   528,117   Manganese and
                                         ferro-alloys ............    6%

                                         Potash, kaolin and others    4%

                                         Gold ....................    2%



(*) Part of sales to the internal market are in U.S. dollars.


4                                     CVRD

1.2.2- Consolidated Cost of Products and Services

By category

1.2.2-       Consolidated Cost of Products and Services

By category
                                                                   09/30/02
                                                                   --------
Personnel                                                           712,359
Material                                                          1,038,955
Oil and gas                                                         559,352
Outsourced services                                                 797,496
Energy                                                              406,278
Acquisition of products                                             735,801
Depreciation and depletion                                          770,765
Others                                                              672,681
                                                                  ---------
Total                                                             5,693,687
                                                                  =========



1.3-   Comments on the Parent Company Results

The net income of the Company for the period was R$ 502,212 (net income of R$ 718,388 in the first six months and loss of R$ 216,176 in the third quarter), a 79.2% decrease compared with the R$ 2,411,580 in the third quarter of 2001, reducing the earnings per share to R$ 1.31 on 09/30/02 from R$ 6.28 on 09/30/01. The 2002 results include a gain on discontinued operations due to sale of the holding in Florestas Rio Doce in the amount of R$ 110,693, and in 2001 includes a gain on investments in the amount of R$ 1,770,516, basically due to the sale of Bahia Sul and Cenibra.


1.3.1- Gross Revenues

Gross revenues increased 20.3% (from R$ 4,806,738 on 09/30/01 to R$ 5,784,506 on 09/30/02), this reflects the strengthening of the dollar against the real (83% of revenues are linked to the U.S. dollar) as well as growth in iron ore and potash sales volumes. The increase in iron ore sales is due to growth of the Chinese and European markets as well as mining operations previously belonging to Samitri. However, these events resulted in a decrease in gross revenue from railroad transport and port services, since CVRD ceased to sell these services to that company and absorbed related costs as part of its own activities.

The following table shows sales volume and revenues by products and services:

                                                         In thousands of metric
                                                            tons (except gold)                   In millions of reais
                                                        09/30/02      09/30/01        /\%      09/30/02       09/30/01      /\%
                                                        --------      --------        ---      --------       --------      ---
External market
   Iron ore                                               67,512        56,320       19.9     2,631,019      1,937,398     35.8
   Pellets                                                 9,553         9,565      (0.1)       731,335        641,888     13.9
                                                         -------       -------   -------      ---------      ---------     ----
                                                          77,065        65,885       17.0     3,362,354      2,579,286     30.4
                                                         -------       -------   -------      ---------      ---------     ----
Internal market
   Iron ore                                               27,824        28,260      (1.5)       927,185        810,200     14.4
   Pellets                                                 2,029         1,988        2.1       226,657        199,370     13.7
                                                         -------       -------   -------      ---------      ---------     ----
                                                          29,853        30,248      (1.3)     1,153,842      1,009,570     14.3
                                                         -------       -------   -------      ---------      ---------     ----
Total
   Iron ore                                               95,336        84,580       12.7     3,558,204      2,747,598     29.5
   Pellets                                                11,582        11,553        0.3       957,992        841,258     13.9
                                                         -------       -------   -------      ---------      ---------     ----
                                                         106,918        96,133       11.2     4,516,196      3,588,856     25.8
                                                         -------       -------   -------      ---------      ---------     ----

Railroad transportation                                   42,925        46,731      (8.1)       632,132        624,955     1.1
Port services                                             19,531        25,154     (22.4)       182,443        171,478     6.4
Gold (kg)                                                  9,046        11,425     (20.8)       232,030        232,470    (0.2)
Potash                                                       528           408       29.4       181,468        132,463     37.0
Other products and services                                    -             -          -        40,237         56,516    (28.8)
                                                         -------       -------   --------     ---------      ---------     ----
                                                                                              5,784,506      4,806,738     20.3
                                                                                              =========      =========




                                      CVRD                                     5



        PER MARKET                                PER PRODUCT                   PER CURRENCY (*)
-------------------------------------   --------------------------------     ----------------------
  EM 62%                  R$  3,554,383  Iron ore ................   62%          R$........17%
                         US$  1,340,739                                           US$.......83%
                                         Pellets .................   17%
  IM 38%                 US$ (*)
                         R$  1,255,004   Logistics................   14%
                         US$   456,279
                         R$              Gold ....................    4%
                         R$    965,119
                         US$   359,267   Potash,  and others          3%






(*) Part of sales to the internal market are in U.S. dollars.


1.3.2- Cost of Products and Services

The increase of 19.7% in the cost of products and services (from R$ 2,383,239 on 09/30/01 to R$ 2,852,228 on 09/30/02) is due principally to increased sales volume, the effect of exchange rate variation on 33% of total costs, and amortization of goodwill of the merged company. The following table shows each component of the cost of products and services, and the change between periods:

By category



By category

                                                              Denominated
                                                          R$               US$          09/30/02          09/30/01           /\%
                                                          --               ---          --------          --------           ---

Personnel                                            389,575                 -           389,575           330,528            17.9
Material                                             230,415           133,590           364,005           288,764            26.1
Oil and gas                                          238,509            42,090           280,599           234,871            19.5
Outsourced services                                  385,757             4,685           390,442           320,102            22.0
Energy                                                89,529                 -            89,529            71,526            25.2
Acquisition of iron ore and pellets                   10,321           641,185           651,506           627,296             3.9
Others                                                74,380           120,170           194,550           160,492            21.2
                                                   ---------           -------         ---------         ---------           -----
                                                   1,418,486           941,720         2,360,206         2,033,579            16.1
Depreciation and depletion                           418,765                 -           418,765           337,336            24.1
Amortization of goodwill                              73,257                 -            73,257            12,324           494.4
                                                   ---------           -------         ---------         ---------           -----
Total                                              1,910,508           941,720         2,852,228         2,383,239            19.7
                                                   =========           =======         =========         =========           =====
                                                          67%               33%             100%
                                                   =========           =======         ========



6                                     CVRD

1.3.3- Result of Shareholdings by Business Area


The results of shareholdings by business area are as follows:

Business Area                     09/30/02       09/30/01
-------------                     --------       --------

Ferrous
.. Iron ore and pellets           1,474,291        270,513
.. Manganese and ferro-alloys       139,137         (8,732)
Non-ferrous                        (88,212)      (186,769)
Logistics                         (286,205)      (303,704)
Investments
.. Steel                            181,907        244,631
.. Pulp and paper                     7,258         24,274
.. Aluminum                        (382,726)       (68,698)
.. Fertilizers                       15,025          5,969
Others                             (19,769)             4
                                 ---------        -------
                                 1,040,706        (22,512)
                                 =========        =======


The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Equity earnings increased from a loss of R$ 22,512 on 09/30/01 to a gain of R$ 1,040,706 on 09/30/02, this variation was due to a combination of the following factors:

Ferrous

(a)    Iron ore and pellets

       FERTECO - An increase in the equity result of R$ 189,352 (a gain of R$ 92,395 on 09/30/2002 against a loss of R$ 96,957 on 09/30/2001) due to increased sales volume and recording in 2001 of financial expenses and exchange rate variation on loans indexed in dollars. The company was acquired in April 2001. In 2002, R$ 69,312 was booked as amortization of goodwill.

..      ITACO/RDE  - An  improved  equity  result of R$  1,016,829  (a gain of R$
       1,459,054  on  09/30/02  against  a  gain  of R$  442,225  on  09/30/01), basically due to the devaluation of the real against the dollar (positive exchange rate variation of R$ 1,077,932 on 09/30/02 versus positive exchange rate variation of R$ 243,260 on 09/30/01). In operational terms, iron ore sales rose 42.0% (63,791 thousand tons in 2002 against 44,926 thousand tons in 2001), including sales of its subsidiary CVRD Overseas.

..      KOBRASCO - A  reduction  in the equity  result of R$ 23,954 (a loss of R$
       69,276 on 09/30/02  versus a loss of R$ 45,322 on  09/30/01),  due to the increased negative effects of exchange rate variation on debt, a 3.9% decrease in the average sale price (US$ 30.09 per ton on 09/30/02 against US$ 31.32 per ton on 09/30/01) and a 12.8% drop in volume sold (2,718 thousand tons on 09/30/02 against 3,116 thousand tons on 09/30/01).

..      NIBRASCO - An improved  equity result of R$ 11,656 (a gain of R$ 2,598 on
       09/30/02 against a loss of R$ 9.058 on 09/30/01), due to booking in 2001 of R$ 21,000 as a provision for losses on the realization of ICMS (VAT) credits. Additionally, sales volume dropped by 9.3% (5,099 thousand tons on 09/30/2002 against 5,622 thousand tons on 09/30/2001) and the average price fell 5.2% (US$ 28.69 per ton on 09/30/02 versus US$ 30.25 per ton on 09/30/01).

..      SAMARCO - A  reduction  in the  equity  result of R$ 11,689 (a loss of R$
       17,319  on  09/30/02  against  a loss of R$  5,630 on  09/30/01),  due to increased negative effects of exchange rate variation on debt. In operational terms, sales volume increased 22.9% (10,608 thousand tons on 09/30/02 against 8,630 thousand tons on 09/30/01), offset by a 4.1% drop in the average sales price (US$ 28.38 per ton on 09/30/02 against US$
       29.58 per ton on 09/30/01).


                                      CVRD                                     7

(b)    Manganese and Ferro-alloys

..      RDME - An increase in the equity result of R$ 57,063 (a gain of R$ 80,808 on 09/30/02 versus a gain of R$ 23,745 on 09/30/01), due basically to the fall in the exchange rate between the real and the euro in 2002.

..      SIBRA - A better  equity  result of R$ 83,704  (a gain of R$  103,262  on
       09/30/02 versus a gain of R$ 19,558 on 09/30/01), due to a 60.0% increase in ferroalloy sales (112 thousand tons on 09/30/02 against 70 thousand tons on 09/30/01), offset partly by a 13.3% decrease in the price of ferroalloys (US$ 445.85 per ton on 09/30/02 against US$ 514.06 per ton on 09/30/01) as well as an 18.1% increase in the average manganese sales price (US$ 54.68 per ton on 09/30/02 against US$ 46.28 per ton on 09/30/01), also partly offset by a 4.4% decrease in manganese sales volume (818 thousand tons on 09/30/02 against 856 thousand tons on 09/30/01).

..      URUCUM - An  improved  equity  result of R$ 7,091 (a gain of R$ 14,006 on
       09/30/02 against a gain of R$ 6,915 on 09/30/01), due mainly to an increase of 88.7% in manganese sales (251 thousand tons on 09/30/02 against 133 thousand tons on 09/30/01).

Non-ferrous

..      PARA  PIGMENTOS  - A  provision  for  losses of R$ 87,936  was  booked on
       09/30/02 against R$ 103,725 on 09/30/01, due basically to the negative effects of exchange rate variation on debt. In 2001, R$ 83,150 was recorded as amortization of goodwill.

Logistics

..      DOCENAVE - An improved  equity result of R$ 121,618 (a gain of R$ 107,014 on 09/30/02 against a loss of R$ 14,604 on 09/30/01), due to the appreciation of the dollar against the real, offset partly by a 34.1% drop in the average freight rate (US$ 4.80 per ton on 09/30/02 versus US$
       7.28 per ton on 09/30/01).

..      DOCEPAR - R$ 50,735  basically refers to a provision for losses on assets of doubtful realization.

..      FCA - R$ 131,115 was booked as a provision for losses on 09/30/02 against
       R$ 107,965 on 09/30/01, due to the negative effects of exchange rate variation of debt, along with R$ 86,172 of amortization of goodwill on 09/30/02 against R$ 138,559 on 09/30/01. CVRD's interest in FCA is held through its subsidiary Tacuma.

..      MRS - R$ 65,543 was recorded as a provision  for losses on 09/30/02,  due to the negative effects of exchange rate variation on debt, along with R$ 16,881 of amortization of goodwill. Our participation on this investment
       is  held  through  Ferteco   Mineracao  S.A.,   Belem   Administracoes  e
       Participacoes Ltda. and Caemi Mineracao e Metalurgia S.A..

Shareholdings

(a)    Steel

..      CSI - An  increase  in the  equity  result  of R$  233,511  (a gain of R$
       352,161 on 09/30/02 against a gain of R$ 118,650 on 09/30/01),  caused by a 10.5% increase in sales volume (R$ 1,520 thousand tons in 2002 against 1,376 thousand tons in 2001) and the appreciation of the dollar against the real (positive exchange rate variation of R$ 303,682 on 09/30/02 versus a positive variation of R$ 132,019 on 09/30/01).

..      CSN - An equity  result of R$ 107,522 was  recorded  on  09/30/01  due to unwinding the cross shareholdings between CVRD and CSN carried out in March 2001.

..      CST - A lower equity result of R$ 29,929 (a loss of R$ 42,907 on 09/30/02 against a loss of R$ 12,978 on 09/30/01), due to the increased negative effects of exchange rate variation on indebtedness, offset in part by a 2.4% increase in the volume of slabs sold (3,547 thousand tons in 2002 against 3,464 thousand tons in 2001).

       USIMINAS - A reduction in the equity result of R$ 110,172 (a loss of R$ 107,453 on 09/30/02 versus a gain of R$ 2,719 on 09/30/01) caused mainly by the negative effects of exchange rate variation on indebtedness.

(b)    Aluminum

..      ALBRAS - A reduced  equity  result of R$ 126,958 (a loss of R$ 222,875 on
       09/30/02 against a loss of R$ 95,917 on 09/30/01), due to increased negative effects of exchange rate variation on the company's debt. In operational terms, the average aluminum sales price dropped 10.5% (US$ 1,313.92 per ton on 09/30/02 compared with US$ 1,468.08 per ton on 09/30/01) and sales volume rose by 15.3% (302 thousand tons on 09/30/02 against 262 thousand tons on 09/30/01).


8                                     CVRD

..      ALUNORTE - A reduced equity result of R$ 125,919 (a loss of R$ 213,782 on
       09/30/02 against a loss of R$ 87,863 on 09/30/01), due to increased negative effects of exchange rate variation on the company's debt. Operationally, the average sales price of alumina dropped 13.8% (US$
       165.51 per ton on 09/30/02  versus US$ 192.04 per ton on 09/30/01)  while sales volume remained stable (1,185 thousand tons on 09/30/02 versus 1,180 thousand tons on 09/30/01).

..      MRN - A reduction in the equity  result of R$ 47,507 (a gain of R$ 10,256 on 09/30/02 against a gain of R$ 57,763 on 09/30/01), due to the negative effects of exchange rate variation on debt, a 10.7% decrease in sales volume (6,946 thousand tons on 09/30/02 compared with 7,777 thousand tons on 09/30/01), and a 10.5% decrease in the sales price (US$ 18.75 per ton on 09/30/02 against US$ 20.95 per ton on 09/30/01).

..      VALESUL  - An  increase  in the  equity  result of R$ 2,718 (a gain of R$
       22,443 on 09/30/02 against a gain of R$ 19,725 on 09/30/01),  caused by a
       5.0% rise in sales volume (63 thousand tons on 09/30/02 against 60 thousand tons on 09/30/01), while the average sales price dropped 12.4% (US$ 1,679.61 per ton on 09/30/02 against US$ 1,916.59 per ton on 09/30/01).

..      ALUVALE - An increase in the equity result (own  operations)  of R$ 7,859
       (a gain of R$ 25,442 on 09/30/02 against a gain of R$ 17,583 on 09/30/01)
       basically due to financial result.

..      ITACO - A reduction in the equity result of R$ 24,221 (a loss of R$ 4,210 on 09/30/02 against a gain of R$ 20,011 on 09/30/01), due to increased financial expenses. In operational terms, the average sales prices fell for aluminum (10.5%), alumina (22.5%) and bauxite (17.8%), while sales volume rose for all three: aluminum (19.8%), alumina (24.1%) and bauxite (63.2%).


1.3.4- Operating Expenses

The operating expenses remained fairly stable (R$ 775,436 on 09/30/01 against R$ 727,341 on 09/30/02), with the reduction in other expenses having been offset by increases in:

o Selling expenses, due to an increase in commissions, in turn caused by higher export sales;

o      Administrative expenses, due to higher expenses for consulting; and

o Expenses for research and studies along with more copper prospecting.


1.3.5- Net Financial Result

The net financial result decreased R$ 2,421,670 (R$ 1,402,033 on 09/30/01 compared to R$ 3,823,703 on 09/30/02), mainly due to the increased effect of exchange rate variation on the net Company debt (Note 6.19).


1.3.6- Discontinued Operations

The result in 2002 refers to gain on sale of assets of Florestas Rio Doce, and in 2001 reflects gains on sale of the Company's holdings in Bahia Sul and Cenibra, of R$ 230,384 and R$ 1,471,544 respectively.

1.3.7- Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax, depreciation, amortization and depletion) was R$ 2,796,688 on 09/30/02, reflecting an increase of 14.2% over 09/30/01, which was R$ 2,449,531 (other information, item 7.4).


1.3.8- Income Tax and Social Contribution

Income tax and social contribution showed a credit of R$ 1,188,596 (credit of R$ 585,034 on 09/30/01), mainly due to the tax write-off on losses from exchange rate variation in the period for constitution of this tax/social contribution benefit, based on the provisioning of interest on shareholders' equity of R$ 349,753 on 09/30/02 (R$ 603,002 on 09/30/01) (Note 6.8).


                                      CVRD                                     9

                                     PART II

          QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION

                (A free translation of the original in Portuguese
      relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)


2- BALANCE SHEET                                                                                            In thousands of reais
---------------------------------------------------------------------------------------------------------------------------------
                                                                           Notes                   09/ 30/ 02          06/ 30/ 02
                                                                           -----                   ----------          ----------
   Assets
   Current asset s
     Cash and cash equivalents                                               6.4                   1,210,445             521,835
     Accounts receivable from customers                                      6.5                   1,398,483             989,739
     Related parties                                                         6.6                   1,525,982           1,687,540
     Inventories                                                             6.7                     382,511             401,925
     Taxes recoverable                                                        -                      124,014             111,465
     Deferred income tax and social contribution                             6.8                   1,480,462             569,017
     Others                                                                   -                      290,597             270,114
                                                                                                  ----------           ---------
                                                                                                   6,412,494           4,551,635
                                                                                                  ----------           ---------
   Long-term receivables
     Related parties                                                         6.6                   1,831,490           1,711,249
     Loans and financing                                                      -                      282,674             296,237
     Deferred income tax and social contribution                             6.8                     618,375             636,922
     Judicial deposits                                                      6.13                     655,712             558,310
     Others                                                                   -                       36,553              38,587
                                                                                                  ----------           ---------
                                                                                                   3,424,804           3,241,305
                                                                                                  ----------           ---------
   Permanent assets
     Investments                                                             6.9                   9,599,470           8,904,602
     Property, plant and equipment                                          6.10                   8,397,623           8,126,748
                                                                                                  ----------           ---------
                                                                                                  17,997,093          17,031,350
                                                                                                  ----------          ----------
                                                                                                  27,834,391          24,824,290
                                                                                                  ==========          ==========
   Liabilities and stockholders' equity
   Current liabilities
     Short-term debt                                                        6.11                   1,066,196           1,668,905
     Current portion of long-term debt                                      6.11                   1,068,199             627,483
     Payable to suppliers and contractors                                     -                      597,676             518,574
     Related parties                                                         6.6                   1,100,963             720,089
     Provision for interest on stockholders' equity                         6.23                   1,028,689             359,194
     Payroll and related charges                                              -                      155,402              96,914
     Pension Plan                                                           6.15                      68,809              64,533
     Others                                                                   -                      112,616             111,138
                                                                                                  ----------          ----------
                                                                                                   5,198,550           4,166,830
                                                                                                  ==========          ==========

   Long-term liabilit ies
     Long-term debt                                                         6.11                   5,560,230           4,052,689
     Related parties                                                         6.6                   3,698,208           2,690,581
     Deferred income tax and social contribution                             6.8                      83,321              75,158
     Provisions for contingencies                                           6.13                   1,180,445           1,028,605
     Pension Plan                                                           6.15                     455,758             429,493
     Others                                                                   -                      418,036             255,419
                                                                                                  ----------          ----------
                                                                                                  11,395,998           8,531,945
                                                                                                  ----------          ----------

   Stockholders' equity
     Paid-up capital                                                        6.16                   5,000,000           5,000,000
     Revenue reserves                                                         -                    6,239,843           7,125,515
                                                                                                  ----------          ----------
                                                                                                  11,239,843          12,125,515
                                                                                                  ----------          ----------
                                                                                                  27,834,391          24,824,290
                                                                                                  ==========          ==========


The additional information, notes and attachment I are an integral part of these statements.



10                                    CVRD

                (A free translation of the original in Portuguese
      relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)




3- STATEMENT OF INCOME                                                                                      In thousands of reais
---------------------------------------------------------------------------------------------------------------------------------
                                                                      From 07/01/02   From 01/01/02  From 07/01/01  From 01/01/01
                                                          Notes         to 09/30/02     to 09/30/02    to 09/30/01    to 09/30/01
                                                          -----         -----------     -----------    -----------    -----------
   Operating revenues
     Sales of ore and metals
          Iron ore and pellets                                            1,873,012       4,516,196      1,423,677     3,588,856
          Gold                                                               63,465         232,030        102,643       232,470
          Others                                                             81,783         181,468         23,878       132,464
                                                                         ----------      ----------     ----------    ----------
                                                                          2,018,260       4,929,694      1,550,198     3,953,790
     Railroad and port services                                             312,507         814,575        255,790       796,433
     Others                                                                   9,546          40,237         31,636        56,515
                                                                         ----------      ----------     ----------    ----------
                                                                          2,340,313       5,784,506      1,837,624     4,806,738
   Value Added taxes                                                        (80,856)       (219,017)       (59,766)     (167,488)
                                                                         ----------      ----------     ----------    ----------
   Net operating revenues                                                 2,259,457       5,565,489      1,777,858     4,639,250
                                                                         ----------      ----------     ----------    ----------

   Cost of products and services
     Ore and metals                                                        (911,447)     (2,537,913)      (760,063)   (2,047,126)
     Railroad and port services                                            (107,318)       (286,487)       (97,956)     (298,561)
     Others products and services                                            (8,926)        (27,828)       (10,126)      (37,552)
                                                                         ----------      ----------     ----------    ----------
                                                                         (1,027,691)     (2,852,228)      (868,145)   (2,383,239)
                                                                         ----------      ----------     ----------    ----------

   Gross profit                                                           1,231,766       2,713,261        909,713     2,256,011

   Gross margin                                                               54.5%           48.8%          51.2%          48.6%

   Operating expenses
        Selling                                                            (43,851)       (107,277)       (32,661)       (85,505)
        Administrative                                                     (91,166)       (276,198)       (88,998)      (214,792)
        Research and development                                           (47,434)        (99,501)       (30,280)       (71,349)
        Other operating expenses                           6.22           (130,183)       (244,365)      (244,479)      (403,790)
                                                                         ----------      ----------     ----------     ----------
                                                                          (312,634)       (727,341)      (396,418)      (775,436)
                                                                         ----------      ----------     ----------     ----------
   Operating profit before financial result and
     result of investment participations                                   919,132       1,985,920        513,295      1,480,575
   Result of investment participations                      6.9
        Gain on investments accounted for by the equity                    962,235       1,871,936         (4,843)       558,519
        method
        Amortization of goodwill                                          (108,822)       (278,536)      (294,731)      (347,712)
        Provision for losses                                              (376,533)       (558,661)      (269,793)      (244,339)
        Others                                                               5,239           5,967            614         11,020
                                                                         ----------      ----------     ----------     ----------
                                                                           482,119       1,040,706       (568,753)       (22,512)
   Financial result, net                                   6.19
     Financial expenses (income)                                          (491,183)       (727,971)      (213,774)      (414,363)
     Monetary and exchange rate variation, net                          (2,121,674)     (3,095,732)      (472,410)      (987,670)
                                                                         ----------      ----------     ----------     ----------
                                                                        (2,612,857)     (3,823,703)      (686,184)    (1,402,033)
                                                                         ----------      ----------     ----------     ----------
   Operating profit (loss)                                              (1,211,606)       (797,077)      (741,642)        56,030
   Discontinued operations                                                 110,693         110,693      1,471,544      1,770,516
                                                                         ----------      ----------     ----------     ----------
   Income (loss) before income tax and social contribution              (1,100,913)       (686,384)       729,902      1,826,546
   Income tax and social contribution                       6.8            884,737       1,188,596        475,780        585,034
                                                                         ----------      ----------     ----------     ----------
   Net income (loss) for the period                                       (216,176)        502,212      1,205,682      2,411,580
                                                                         ==========      ==========     ==========     ==========

   Number of shares outstanding at the end of the period (in               383,839         383,839        384,309        384,309
   thousands)

   Net earnings (loss) per share outstanding at the end of the period (R$)   (0.56)           1.31           3.15           6.28

   The additional information, notes and attachment I are an integral part of these statements.


                                      CVRD                                    11




                (A free translation of the original in Portuguese
      relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)



4- STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                                                               In thousands of reais
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               Capital      Revenue     Retained
                                                   Notes           Capital    reserves     reserves     earnings             Total
                                                   -----           -------    --------     --------      --------             -----
     On December 31, 2000                                        3,000,000     740,887    6,824,703             -        10,565,590
                                                                 ---------     -------    ---------     ---------        ----------

     Treasury shares                                                     -           -      (57,528)            -           (57,528)
     Capitalization of reserves                                  1,000,000    (300,629)    (699,371)            -                 -
     Provision for pension plan liabilities                              -           -            -       (22,160)          (22,160)
     Result on exchange of shares                                        -       3,426            -             -             3,426
     Net income for the year                                             -           -            -     3,050,710         3,050,710
     Proposed appropriations:
        Interest on stockholder's equity                                 -           -            -    (1,773,476)       (1,773,476)
        Appropriation to revenue reserves                                -           -    1,255,074    (1,255,074)                -
                                                                 ---------     -------     ---------    ---------        ----------
     On December 31, 2001                                        4,000,000     443,684    7,322,878             -        11,766,562
                                                                 ---------     -------    ---------     ---------        ----------

     Capitalization of reserves                      6.16        1,000,000    (443,684)    (556,316)            -                 -
     Realization of revenue reserves                                     -           -     (526,477)      526,477                 -
     Treasury shares                                                     -           -         (242)            -              (242)
     Net income for the period                                           -           -            -       502,212           502,212
     Provision for interest on stockholders' equity  6.23                -           -            -    (1,028,689)       (1,028,689)
                                                                 ---------     -------    ---------     ---------        ----------

     On September 30, 2002                                       5,000,000           -    6,239,843             -        11,239,843
                                                                 =========     =======    ==========    =========        ==========


   The additional information, notes and attachment I are an integral part of these statements.






12                                    CVRD




               (A free translation of the original in Portuguese)

5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)
--------------------------------------------------------------------------------

5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)

                                                                                                     09/30/02           09/30/01
                                                                                                     --------           --------
   Cash flows from operating activities:
        Net income for the period                                                                     502,212          2,411,580
        Adjustments to reconcile net income for the period
          with cash provided by operating activities:
             Result of investment participations                                                   (1,040,706)           (22,512)
             Depreciation, amortization and depletion                                                 417,540            373,012
             Deferred income tax and social contribution                                           (1,192,561)          (585,034)
             Provision for contingencies                                                               90,242             82,337
             Discontinued operations                                                                 (110,693)        (1,770,516)
             Finantial expenses and monetary and exchange rate variations on assets and             4,321,438          1,661,112
             liabilities, net
             Provision for losses - ICMS                                                               17,298            126,864
             Loss on disposal of property, plant and equipment                                         23,136              2,645
             Dividends/interest on stockholders' equity received                                       98,065            251,518
             Others                                                                                    22,773            106,525
                                                                                                    ---------          ---------
                                                                                                    3,148,744          2,637,531
                                                                                                    ---------          ---------
     Decrease (increase) in assets:
        Accounts receivable                                                                          (515,205)           373,935
        Inventories                                                                                    61,994           (136,404)
        Others                                                                                        (30,908)           (29,983)
                                                                                                    ---------          ---------
                                                                                                     (484,119)           207,548
                                                                                                    ---------          ---------
     Increase in liabilities:
        Suppliers and contractors                                                                      74,871            148,091
        Payroll and related charges and others                                                         37,190             27,064
        Others                                                                                         16,453            136,891
                                                                                                    ---------          ---------
                                                                                                      128,514            312,046
                                                                                                    ---------          ---------
     Net cash provided by operat ing act ivit ies                                                   2,793,139          3,157,125
                                                                                                    ---------          ---------
   Cash flows from investing activities:
     Loans and advances receivable                                                                   (549,654)        (1,304,506)
     Guarantees and deposits                                                                         (138,337)           (57,119)
     Additions to investments                                                                          (4,852)        (1,432,923)
     Additions to property, plant and equipment                                                    (1,039,157)          (954,640)
     Proceeds from disposal of property, plant and equipment and investments                            3,947            988,142
                                                                                                    ---------          ---------
     Net cash used in investing activities                                                         (1,728,053)        (2,761,046)
                                                                                                    ---------          ---------
   Cash flows from financing activities:
     Short-term debt                                                                                 (250,883)           663,696
     Long-term debt                                                                                   908,180            397,808
     Repayments:
        Related parties                                                                               (89,764)                 -
        Financial institutions                                                                       (289,794)          (340,484)
     Interest on stockholders' equity paid                                                           (777,484)        (1,279,337)
     Treasury shares                                                                                     (242)           (33,642)
                                                                                                    ---------          ---------
     Net cash used in f inancing act ivit ies                                                        (499,987)          (591,959)
                                                                                                    ---------          ---------
     Increase (decrease) in cash and cash equivalent s                                                565,099           (195,880)
     Cash and cash equivalents, beginning of the period                                               645,346          1,569,185
     Cash and cash equivalents, end of the period                                                   1,210,445          1,373,305
                                                                                                    =========          =========
     Cash paid during t he period f or:
        Short-term interest                                                                           (33,420)           (47,903)
        Long-term interest net of capitalization                                                     (191,221)          (235,705)
        Income tax and social contribution paid                                                        (3,967)           (81,731)
        Non-cash t ransact ions:
        Change in treasury stocks - CVRD                                                                    -              3,564
        Conversion of loans into investments                                                          165,174            520,589
        Addition to property, plant and equipment with capitalization of interest                     222,212            127,895


The additional information, notes and attachment I are an integral part of these statements.


                                      CVRD                                    13

6-     NOTES TO THE QUARTERLY INFORMATION AT SEPTEMBER 30, 2002 AND 2001

Expressed in thousands of reais

6.1-   Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in logistics, geological studies and technological research services, steel and aluminum.


6.2-   Presentation of Financial Statements

The quarterly information has been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the Statement of Cash Flow. The disclosure of this statement is encouraged by the CVM according to the Official Instruction 01/00 of 01/31/00.

Certain amounts and classifications in the 2001 quarterly information have been adjusted to the criteria used on 09/30/02 for better comparability.


6.3-   Significant Accounting Policies

(a)  The Company adopts the accrual basis of accounting;

(b) Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c) Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the quarterly information date;

(d) Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e) Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency are restated based on contractual indices;

(f) Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g) Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.


6.4- Cash and Cash Equivalents
                                                     09/30/02         06/30/02
                                                     --------         --------

   Marketable securities related to                 1,096,578          338,377
   CDI (*)
   Fixed-yield bond investments (funds)                23,135           96,084
   Government securities (NBC-E, NTN-D, LFT)           89,904           84,509
   Others                                                 828            2,865
                                                    ---------          -------
                                                    1,210,445          521,835
                                                    =========          =======


(*) For part of these investments the Company contracted swap operations with financial institutions related to interest rate and/or currency variations.


14                                    CVRD

6.5- Accounts Receivable from Customers

                                                                                                          09/30/02         06/30/02
                                                                                                          --------         --------
Domestic                                                                                                   478,975          388,086
Export                                                                                                     963,176          645,248
                                                                                                         ---------        ---------
                                                                                                         1,442,151        1,033,334

Allowance for doubtful accounts                                                                           (25,267)         (23,355)
Allowance for ore weight credits                                                                          (18,401)         (20,240)
                                                                                                         ---------        ---------
                                                                                                         1,398,483          989,739
                                                                                                         =========        =========


6.6-   Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:


                                                                                               Assets                    Liabilities
                                                                               ----------------------       ------------------------
                                                                               09/30/02      06/30/02       09/30/02        06/30/02
                                                                               --------      --------       --------        --------
Subsidiaries
Rio Doce International Finance Ltd.                                             956,022     1,336,399      1,911,563       1,443,180
Itabira Rio Doce Company Limited - ITACO                                        685,228       492,065        683,627         489,611
Mineracao Tacuma Ltda. (investment in Ferrovia Centro-Atlantica S.A.)           253,508       359,460            786             756
CVRD Overseas Ltd.                                                              162,885       146,250      1,640,497       1,009,242
Docepar S.A.                                                                    136,082       129,794            138             132
SIBRA Eletrosiderurgica Brasileira S.A.                                          49,656        17,260            944           1,029
Mineracao Andira Ltda. (investment in Mineracao Serra do Sossego S.A.)          175,558        89,574              -              16
Brasilux S.A.                                                                    13,958        16,014         35,057          26,046
Vale do Rio Doce Aluminio S.A. - ALUVALE                                            418        22,449         27,772          49,915
Caulim do Brasil Investimentos S.A.                                             136,159       136,159              -               -
Others                                                                          122,264        88,446        333,924         290,939
                                                                              ---------     ---------      ---------       ---------
                                                                              2,691,738     2,833,870      4,634,308       3,310,866
                                                                              ---------     ---------      ---------       ---------
Jointly controlled companies
ALUNORTE - Alumina do Norte do Brasil S.A.                                    1,147,392       879,060         75,942          29,619
Ferrovia Centro-Atlantica S.A.                                                   28,795        28,515            448               -
Salobo Metais S.A.                                                              185,835       170,443              -               -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                          102,580        94,825         57,491          97,764
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS                        54,065        40,860         77,342          59,116
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                              89,497        68,029         50,530          42,406
Companhia(Y)talo-Brasileira de Pelotizacao - ITABRASCO                           47,816        38,884         69,416          43,551
Others                                                                          132,947       109,684        158,398          69,134
                                                                              ---------     ---------      ---------       ---------
                                                                              1,788,927     1,430,300        489,567         341,590
                                                                              ---------     ---------      ---------       ---------
Affiliates                                                                       32,144        31,514              -               -
                                                                              ---------     ---------      ---------       ---------
                                                                              4,512,809     4,295,684      5,123,875       3,652,456
                                                                              =========     =========      =========       =========

Represented by:
Commercial balances (sales and purchases of products and services) (* )       1,155,337       896,895        324,704         241,786
Short-term financial balances                                                 1,525,982     1,687,540      1,100,963         720,089
Long-term financial balances                                                  1,831,490     1,711,249      3,698,208       2,690,581
                                                                              ---------     ---------      ---------       ---------
                                                                              4,512,809     4,295,684      5,123,875       3,652,456
                                                                              =========     =========      =========       =========

(*)    Included  in  "Accounts   receivable  from  customers"  and  "Payable  to
       suppliers and contractors."


                                      CVRD                                    15


6.7-   Inventories


                                                                                                         09/30/02          06/30/02
                                                                                                         --------          --------
Finished products
   . Iron ore and pellets                                                                                 115,381            99,282
   . Gold                                                                                                   8,503            13,187
   . Others                                                                                                10,646            18,823
                                                                                                           -------          -------
                                                                                                          134,530           131,292
Spare parts and maintenance supplies                                                                      247,981           270,633
                                                                                                          -------           -------
                                                                                                          382,511           401,925
                                                                                                          =======           =======


6.8-   Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:



                                                                                   Deferred assets             Deferred liabilities
                                                                                   ---------------             --------------------

                                                                        09/30/02         06/30/02        09/30/02          06/30/02
                                                                        --------         --------        --------          --------
Tax loss carryforward                                                    999,936          359,738               -                 -
Temporary differences:
   . Pension Plan                                                        179,062          164,462               -                 -
   . Contingent liabilities                                              324,413          285,252               -                 -
   . Provision for losses on assets                                      412,012          308,946               -                 -
   . Provision for losses on derivative financial instruments             88,652           32,035               -                 -
   . Others                                                               94,762           55,506               -                 -
                                                                       ---------        ---------         -------            ------
                                                                       2,098,837        1,205,939               -                 -
Inflationary profit                                                            -                -           4,613             4,253
Capital reserve - special monetary restatement - Law 8,200                     -                -           6,868            10,861
Accelerated depreciation                                                       -                -           9,691             9,835
Contribution on Net Profit to collect - Samitri                                -                -           1,032                 -
Long-term sales                                                                -                -          61,117            50,209
                                                                       ---------        ---------         -------            ------
Total                                                                  2,098,837        1,205,939          83,321            75,158
                                                                       =========        =========         =======            ======

Short-term                                                             1,480,462          569,017               -                 -
Long-term                                                                618,375          636,922          83,321            75,158
                                                                       ---------        ---------         -------            ------
                                                                       2,098,837        1,205,939          83,321            75,158
                                                                       =========        =========         =======            ======


The realization of tax credits arising from temporary differences occurs at the time of effective payment of the provisions made, in accordance with tax law.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verao" monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling totals approximately R$ 405,000, and the accounting effects have not yet been recognized in the quarterly information.

The current expectation is to realize substantially the deferred income tax credit by the end of the year 2003.

16                                    CVRD




The amounts reported as income tax and social contribution which affected income for the period are as follows:


                                                                                    09/30/02       09/30/01
                                                                                    --------       --------

Income before income tax and social contribution                                    (686,384)     1,826,546
(-) Equity in results of subsidiaries and affiliated companies                    (1,871,936)      (558,519)
(-) Result from discontinued operations                                             (110,693)    (1,540,132)
(+) Non deductible goodwill and provisions for losses                                320,097        415,808
                                                                                   ---------      ---------
                                                                                  (2,348,916)       143,703
Income tax and social contribution at combined tax rates                                  34%            34%
                                                                                   ---------      ---------
Federal income tax and social contribution at statutory rates                        798,631        (48,859)
Adjustments to net income which modify the effect on the result for the period:
  . Income tax benefit from interest on stockholders' equity                         349,753        603,002
  . Fiscal incentives                                                                      -         58,573
  . Revision of prior period tax return                                               18,474              -
  . Others                                                                            21,738        (27,682)
                                                                                   ---------      ---------
Income tax and social contribution                                                 1,188,596        585,034
                                                                                   =========      =========



                                      CVRD                                    17

6.9-   Investments

                                                                                                     Adjusted
                                                                            Partici-   Adjusted    net income
                                                                            pation   stockholders' (loss) for
                                                                               %      equity       the period
                                                                           -----------------------------------
Subsidiaries
   Florestas Rio Doce S.A. (c)                                                99.85     209,101       7,269
   Itabira Internacional Servicos e Comercio Lda. (a, c, h)                   99.99   1,058,434     299,353
   Navegacao Vale do Rio Doce S.A. - DOCENAVE (c)                            100.00     457,634     107,014
   Rio Doce Europa -    (a, c, h) S.'a.r.l                                    99.80   3,724,661   1,502,474
   S.A. Mineracao da Trindade - SAMITRI (c, d)                               100.00           -           -
   SIBRA Eletrosiderurgica Brasileira S.A. (c, d, e, m)                       99.23     311,741     101,645
   Vale do Rio Doce Aluminio S.A. - ALUVALE (c, f, j, m)                      94.74     447,879    (378,654)
   Ferteco Mineracao S.A. (c, m)                                             100.00     568,381      43,360
   Urucum Mineracao S.A. (c)                                                 100.00      70,302      26,167
   Mineracao SOCOIMEX S.A. (c, d)                                            100.00           -           -
   TVV - Terminal de Vila Velha S.A. ( c )                                    99.89      57,856       3,298
   Others (c)



Jointly controlled companies
   Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c, m)           50.00    (124,990)   (138,549)
   Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b, c, m)        50.89      93,568      16,760
   Companhia(Y)talo-Brasileira de Pelotizacao - ITABRASCO (b, c, m)           50.90      78,454      20,685
   Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b, c, m)              51.00      88,040       5,094
   Companhia Siderurgica de Tubarao - CST (b, c, d, e)                        22.85   2,619,717    (187,777)
   Companhia Siderurgica Nacional - CSN (c, j)                                    -           -           -
   Minas da Serra Geral S.A. - MSG (b, c)                                     51.00      62,171      11,160
   Samarco Mineracao S.A. (b, m)                                               50.00     344,369     (34,640)
   Others (b, c)



Affiliated companies
   Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)                           11.12     560,278     135,116
   Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (c, d, e)              11.46   2,631,335    (937,635)




                                                                                                              Result of investment
                                                                                          Investments               participations
                                                                            ---------------------------  -------------------------
                                                                                09/30/02     06/30/02    09/30/02       09/30/01
                                                                            ------------------------------------------------------
Subsidiaries
   Florestas Rio Doce S.A. (c)                                                    208,787       95,619        7,258         8,322
   Itabira Internacional Servicos e Comercio Lda. (a, c, h)                     1,058,328      990,762      343,510       384,704
   Navegacao Vale do Rio Doce S.A. - DOCENAVE (c)                                 457,634      402,161      107,014       (14,604)
   Rio Doce Europa - (a, c, h) S.'a.r.l                                         3,717,212    2,758,404    1,539,310       246,257
   S.A. Mineracao da Trindade - SAMITRI (c, d)                                    731,184      751,495            -           518
   SIBRA Eletrosiderurgica Brasileira S.A. (c, d, e, m)                           554,424      527,949      103,262        19,558
   Vale do Rio Doce Aluminio S.A. - ALUVALE (c, f, j, m)                          424,321      711,992     (252,122)      (84,043)
   Ferteco Mineracao S.A. (c, m)                                                1,192,189    1,202,484       92,395       (96,957)
   Urucum Mineracao S.A. (c)                                                       70,302       65,091       26,167        12,114
   Mineracao SOCOIMEX S.A. (c, d)                                                  47,930       52,038            -             -
   TVV - Terminal de Vila Velha S.A. ( c )                                         57,792       54,566        3,294         4,840
   Others (c)                                                                     231,571      208,578       41,581       (11,246)
                                                                               ----------   ----------   ----------     ---------
                                                                                8,751,674    7,821,139    2,011,669       469,463
                                                                               ----------   ----------   ----------     ---------
Jointly controlled companies
   Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c, m)                     -            -       (6,780)      (25,604)
   Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b, c, m)             47,617       43,658        8,529        10,964
   Companhia(Y)talo-Brasileira de Pelotizacao - ITABRASCO (b, c, m)                39,933       33,451       10,529        12,426
   Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b, c, m)                   44,900       42,973        2,598        (9,058)
   Companhia Siderurgica de Tubarao - CST (b, c, d, e)                            449,909      471,761      (42,907)      (12,978)
   Companhia Siderurgica Nacional - CSN (c, j)                                          -            -            -       107,522
   Minas da Serra Geral S.A. - MSG (b, c)                                          31,707       29,549        5,691         6,331
   Samarco Mineracao S.A. (b, m)                                                  172,185      208,968      (17,319)            -
   Others (b, c)                                                                   46,756       53,044       (2,613)          639
                                                                               ----------   ----------   ----------     ---------
                                                                                  833,007      883,404      (42,272)       90,242
                                                                               ----------   ----------   ----------     ---------
Affiliated companies
   Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)                                62,303       57,670       15,025         5,969
   Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (c, d, e)                  301,551      383,451     (107,453)        2,719
   Others                                                                               -            -       (5,033)       (9,874)
                                                                               ----------   ----------   ----------     ---------
                                                                                  363,854      441,121      (97,461)       (1,186)
                                                                               ----------   ----------   ----------     ---------

Investments at cost                                                                 6,748        3,889            -             -
                                                                               ----------   ----------   ----------     ---------
                                                                                9,955,283    9,149,553    1,871,936       558,519
                                                                               ----------   ----------   ----------     ---------
Provision for losses
   CELMAR S.A. - Industria de Celulose e Papel (c)                                (59,246)     (59,246)           -             -
   Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c)                  (62,496)     (16,346)     (62,496)      (19,718)
   Companhia Ferroviaria do Nordeste (b, c)                                       (31,727)     (29,118)      (7,002)      (32,887)
   DOCEPAR S.A. (c)                                                              (106,983)    (100,451)     (70,229)       19,956
   Ferrovia Centro-Atlantica S.A. (c, g)                                                -            -     (131,115)     (107,965)
   MRS Logistica S.A. (c, m)                                                            -            -      (65,543)            -
   ALBRAS - Aluminio Brasileiro S.A (c, m)                                              -            -     (106,614)            -
   Para Pigmentos S.A. (c)                                                        (87,936)     (35,104)     (87,936)     (103,725)
   Sepetiba Tecon S.A. (c)                                                              -            -      (20,647)            -
   Others                                                                          (7,425)      (4,686)      (7,079)            -
                                                                               ----------   ----------   ----------     ---------
                                                                                 (355,813)    (244,951)    (558,661)     (244,339)
                                                                               ----------   ----------   ----------     ---------
Amortization of goodwill                                                                -            -     (278,536)     (347,712)
                                                                               ----------   ----------   ----------     ---------

Others                                                                                  -            -        5,967        11,020
                                                                               ----------   ----------   ----------     ---------
Total                                                                           9,599,470    8,904,602    1,040,706       (22,512)
                                                                               ==========   ==========   ==========     =========



(a) Equity in companies located abroad is converted into local currency at rates in effect on the quarterly information date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;

(b) Notwithstanding the stockholdings, the classification as a jointly controlled company considers the degree of control exercised by the Company, which is shared with other partners;

(c) Companies whose quarterly information was not reviewed by independent accountants;



18                                      CVRD

(d)   Goodwill and negative goodwill on investments are as follows:

                                                                                                        09/30/02           06/30/02
                                                                                                        --------           --------
      Goodwill
        SIBRA Eletrosiderurgica Brasileira S.A. (included R$ 26,392 of goodwill on CPFL)                 271,475            291,605
        Caemi Mineracao e Metalurgia S.A. (indirectly through ITACO)                                     478,422            490,617
        Ferteco Mineracao S.A.                                                                           623,808            658,464
        S.A. Mineracao da Trindade - SAMITRI (merged on October 1, 2001)                                 731,184            751,495
        Mineracao SOCOIMEX S.A. (merged on August 31, 2000)                                               47,930             52,038
        ALUNORTE - Alumina do Norte do Brasil S.A. (c, m)                                                 49,896             49,896
        Salobo Metais Ltda.                                                                               88,472                  -
        Others                                                                                            97,401             91,187
                                                                                                       ---------          ---------
                                                                                                       2,388,588          2,385,302
                                                                                                       =========          =========
      Negative goodwill
      Companhia Siderurgica de Tubarao - CST                                                            (148,697)          (148,697)
                                                                                                       ---------          ---------
                                                                                                        (148,697)          (148,697)
                                                                                                       =========          =========
      Goodwill was amortized as follows:

                                                                                                        09/30/02           06/30/02
                                                                                                        --------           --------

Ferrovia Centro-Atlantica S.A. (c, g)                                                                    (86,172)          (138,559)
Ferteco Mineracao S.A. (c, d, m)                                                                         (69,312)                 -
Gulf Industrial Investment Co. (h)                                                                             -            (60,061)
Para Pigmentos S.A. (c)                                                                                        -            (83,150)
SIBRA Eletrosiderurgica Brasileira S.A. (includes R$ 2,400 on CPFL) (c, e)                               (60,388)           (57,989)
MRS Logistica S.A. (indirectly through ITACO) (c, l)                                                     (16,881)                 -
Caemi Mineracao e Metalurgia S.A. (indirectly through ITACO) (c)                                         (38,700)                 -
Others (a, c, h)                                                                                          (7,083)            (7,953)
                                                                                                       ---------          ---------
                                                                                                        (278,536)          (347,712)
                                                                                                       =========          =========

(e)      Investments in companies that were listed on stock exchanges on 09/30/02:
                                                                                                      Book Value        Market Value
                                                                                                      ----------        ------------
         Companhia Siderurgica de Tubarao - CST                                                          449,909            325,677
         Fertilizantes Fosfatados S.A. - FOSFERTIL                                                        62,303            114,150
         Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                                             301,551            131,635



The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges;

(f)   Indirect holdings through ALUVALE:


                                                         Partici-   Adjusted                                    Result of investment
                                                          pation   stockholders'                 Investments          participations
                                                             %      equity          09/30/02        06/30/02   09/30/02     09/30/01
------------------------------------------------------------------------------------------------------------------------------------
ALBRAS - Aluminio Brasileiro S.A. (c, m)                   51.00   (213,753)       (106,614)         57,713   (113,861)     (95,917)
ALUNORTE - Alumina do Norte do Brasil S.A. (c,m)           57.03    226,155         178,872         309,977   (213,782)     (87,863)
Mineracao Rio do Norte S.A. (c, m)                         40.00    498,041         199,217         225,054     10,256       57,763
Valesul Aluminio S.A. (c, m)                               54.51    266,074         145,036         134,111     22,443       19,725
Mineracao Vera Cruz S.A. (c)                              100.00     10,006          10,006               -          -            -
Own operations                                                                       (2,196)        (14,863)    42,822       22,249
                                                                                    -------         -------   --------      -------
Provision for losses ALBRAS                                                         424,321         711,992   (358,736)     (84,043)
                                                                                          -               -   (106,614)           -
                                                                                    -------         -------   --------      -------
                                                                                    424,321         711,992   (358,736)     (84,043)
                                                                                    =======         =======   ========      =======



On 06/27/02, ALUVALE acquired the entire interest detained by its affiliated company Mineracao Rio do Norte S.A. in ALUNORTE - Alumina do Norte do Brasil S.A., equivalent to 12.62% of the total capital, for R$ 118,877; -

(g) The investment of CVRD in Ferrovia Centro-Atlantica S.A. is held through its subsidiary Mineracao Tacuma S.A.;



                         CVRD                                                19

(h) Indirect holdings through Itabira Internacional Servicos e Comercio Lda. and Rio Doce Europa - S.'a.r.l:




                                                         Partici-   Adjusted                                    Result of investment
                                                          pation   stockholders'                 Investments          participations
                                                             %      equity          09/30/02        06/30/02   09/30/02     09/30/01
------------------------------------------------------------------------------------------------------------------------------------
Caemi Mineracao e Metalurgia S.A. (c, d)                    16.86   835,187         619,235       640,281       19,513            -
California Steel Industries, Inc - CSI (a, c)               50.00   944,510         472,255       327,791      352,161      118,650
CVRD Overseas Ltd. (a, c)                                  100.00   444,819         444,819       298,666      153,712       86,320
Camelback Corporation (c)                                  100.00   115,971         115,971       115,971            -            -
Gulf Industrial Investment Co. - GIIC (a, c)                50.00   110,730          55,365        96,455       11,559       10,642
Rio Doce Manganese Europe - RDME (a, c)                    100.00   162,417         162,417       114,746       80,808       23,745
Vale do Rio Doce Aluminio S.A. - ALUVALE (c)                 5.26   447,879          23,694        39,530      (19,780)      (4,666)
Outras participacoes (a, c)                                                           2,958        77,282      (16,285)      20,354
Itabira Rio Doce (ITACO) /Itabira Internacional (a, c)                             (838,386)    2,036,991       22,819      148,788
Rio Doce Europa - S.'a.r.l. (a,c)                                                 3,717,212         1,453    1,278,313      227,128
                                                                                  ---------     ---------    ---------      -------
                                                                                  4,775,540     3,749,166    1,882,820      630,961

Provision for losses - Sepetiba Tecon                                                     -             -      (20,647)           -
Provision for losses - MRS (indirectly through CAEMI)                                     -             -      (17,873)           -
Amortization of goodwill - MRS (indirectly through CAEMI)                                 -             -       (6,808)           -
Amortization of goodwill - Caemi Mineracao e Metalurgia S.A                               -             -      (38,700)           -
Amortization of goodwill - Gulf Industrial Investment Co.                                 -             -            -      (60,061)
                                                                                  ---------     ---------    ---------      -------
                                                                                  4,775,540     3,749,166    1,798,792      570,900
                                                                                  =========     =========    =========      =======


In July 2002, Itabira Rio Doce Company Limited - ITACO was sold to Itabira International Servicos e Comercio Ltda.;

(i) The consolidated shareholding in Vale do Rio Doce Aluminio S.A. - ALUVALE is 100%, the subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital;

(j) In March 2001, CVRD withdrew from CSN by unwinding the cross-holding relationship between the companies;

(k) On 06/19/02, CVRD acquired from Anglo American Brasil Ltda. (Anglo), a subsidiary of Anglo American plc, 44,172,369 common shares, corresponding to 50% of the total capital of Salobo Metais S.A., for R$ 136,159. This transaction was carried out through the intermediation of Caulim do Brasil Investimentos S.A., a wholly owned CVRD subsidiary. With this acquisition, CVRD became sole owner of Salobo;

(l) CVRD's holding in MRS Logistica is hold through Ferteco Mineracao S.A., Belem Administracao e Participacao Ltda., and Caemi Mineracao e Metalurgia S.A.;

(m) Attachment I presents additional information about the companies in the areas of aluminum, pellets, manganese and ferroalloys.


20                              CVRD

6.10-  Property, Plant and Equipment

                                                                        09/30/02                                        06/30/02
                                          --------------------------------------      ------------------------------------------
                                                       Accumulated                                 Accumulated
                                           Cost       depreciation           Net           Cost   depreciation               Net
                                           ----       ------------           ---           ----   ------------               ---
   Ferrous - Northern System
     Mining                              1,675,190        (760,818)      914,372      1,576,633       (747,076)          829,557
     Railroads                           2,713,901      (1,053,157)    1,660,744      2,684,114     (1,025,490)        1,658,624
     Ports                                 532,524        (241,749)      290,775        515,353       (242,306)          273,047
     Construction in progress              447,703               -       447,703        504,480              -           504,480
                                        ----------       ---------    ----------     ----------      ---------        ----------
                                         5,369,318      (2,055,724)    3,313,594      5,280,580     (2,014,872)        3,265,708
                                        ----------       ---------    ----------     ----------      ---------        ----------
   Ferrous - Southern System
     Mining                              2,585,845      (1,547,204)    1,038,641      2,565,310     (1,518,964)        1,046,346
     Railroads                           3,157,675      (1,875,975)    1,281,700      3,091,414     (1,862,571)        1,228,843
     Ports                                 561,634        (431,118)      130,516        561,448       (429,961)          131,487
     Construction in progress              392,986               -       392,986        399,008              -           399,008
                                        ----------       ---------    ----------     ----------      ---------        ----------
                                         6,698,140      (3,854,297)    2,843,843      6,617,180     (3,811,496)        2,805,684
                                        ----------       ---------    ----------     ----------      ---------        ----------
   Pelletizing
     Southern System                       613,508        (443,022)      170,486        606,144       (438,587)          167,557
     Northern System                       482,622          (1,257)      481,365              -              -                 -
     Construction in progress              121,905               -       121,905        527,386              -           527,386
                                        ----------       ---------    ----------     ----------      ---------        ----------
                                         1,218,035        (444,279)      773,756      1,133,530       (438,587)          694,943
                                        ----------       ---------    ----------     ----------      ---------        ----------
   Non-ferrous
     Potash                                115,640         (43,407)       72,233        113,853        (40,586)           73,267
     Gold                                  433,352        (292,849)      140,503        601,136       (439,139)          161,997
     Research and projects                 210,500        (174,712)       35,788         41,828        (21,354)           20,474
     Construction in progress               67,707               -        67,707         58,729              -            58,729
                                        ----------       ---------    ----------     ----------      ---------        ----------
                                           827,199        (510,968)      316,231        815,546       (501,079)          314,467
                                        ----------       ---------    ----------     ----------      ---------        ----------
   Logistics                               933,709        (532,666)      401,043        903,256       (528,085)          375,171
   Construction in progress                 83,809               -        83,809        115,788              -           115,788
                                        ----------       ---------    ----------     ----------      ---------        ----------
                                         1,017,518        (532,666)      484,852      1,019,044       (528,085)          490,959
                                        ----------       ---------    ----------     ----------      ---------        ----------
   Energy                                  204,216         (23,011)      181,205        204,187        (16,768)          187,419
   Construction in progress                417,885               -       417,885        305,900              -           305,900
                                        ----------       ---------    ----------     ----------      ---------        ----------
                                           622,101         (23,011)      599,090        510,087        (16,768)          493,319
                                        ----------       ---------    ----------     ----------      ---------        ----------
   Corporate                                94,712         (38,793)       55,919         90,264        (39,945)           50,319
   Construction in progress                 10,338               -        10,338         11,349              -            11,349
                                        ----------       ---------    ----------     ----------      ---------        ----------
                                           105,050         (38,793)       66,257        101,613        (39,945)           61,668
                                        ----------       ---------    ----------     ----------      ---------        ----------
   Total                                15,857,361      (7,459,738)    8,397,623     15,477,580     (7,350,832)        8,126,748
                                        ==========       =========    ==========     ==========      =========        ==========

   By classification of asset:

                                                                        09/30/02                                        06/30/02
                                         ---------------------------------------      ------------------------------------------
                                                       Accumulated                                 Accumulated
                                           Cost       depreciation           Net           Cost   depreciation               Net
                                           ----       ------------           ---           ----   ------------               ---

   Land and buildings                    1,526,070        (661,083)      864,987      1,475,967       (650,244)          825,723
   Installations                         4,780,137      (2,681,531)    2,098,606      4,192,712     (2,650,739)        1,541,973
   Equipment                               915,991        (550,844)      365,147        905,388       (543,787)          361,601
   Railroads                             5,324,526      (2,805,858)    2,518,668      5,226,065     (2,768,729)        2,457,336
   Mineral rights                          433,826        (173,548)      260,278        433,826       (169,853)          263,973
   Others                                1,334,478        (586,874)      747,604      1,320,981       (567,480)          753,501
                                        ----------       ---------    ----------     ----------      ---------        ----------
                                        14,315,028      (7,459,738)    6,855,290     13,554,939     (7,350,832)        6,204,107
   Construction in progress              1,542,333               -     1,542,333      1,922,641              -         1,922,641
                                        ----------       ---------    ----------     ----------      ---------        ----------
   Total                                15,857,361      (7,459,738)    8,397,623     15,477,580     (7,350,832)        8,126,748
                                        ==========       =========    ==========     ==========      =========        ==========



The average annual depreciation rates are 3% for buildings, from 2% to 10% for installations, from 10% to 20% for equipment, and from 1% to 4% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

                                      CVRD                                    21

Depreciation, amortization and depletion of property, plant and equipment have been allocated to costs of production and services and to administrative expenses as follows:


                                                         09/30/02       09/30/01
                                                         -------          ------
Cost of production and services in the period             418,765        337,336
Inventories' variation                                    (18,147)        21,374
                                                          -------         ------
Cost of production and services                           400,618        358,710
Administrative expenses                                    16,922         14,302
                                                           ------         ------
                                                          417,540        373,012
                                                          =======        =======


6.11-  Loans and Financing

Short-term

Refers to export financing in the amount of R$ 1,066,196 on 09/30/02 and R$ 1,668,905 on 06/30/02, with an average interest rate of 3.83% on 09/30/02.

Long-term


                                                Current liabilities         Long-term liabilities
                                                -------------------         ---------------------
                                               09/30/02      06/30/02      09/30/02         06/30/02
                                               --------      --------      --------         --------
Foreign operations
Loans and financing in:
   U.S. dollars                                 913,413       500,622     3,011,894        2,162,742
   Yen                                           34,656        25,747       111,979           83,950
   Other currencies                               1,017           746         1,526            1,286
Notes in U.S. dollars                                 -             -     1,947,450        1,422,200
Accrued charges                                  52,205        49,124             -                -
                                              ---------       -------     ---------        ---------
                                              1,001,291       576,239     5,072,849        3,670,178
                                              ---------       -------     ---------        ---------
Local operations
Indexed by TJLP, TR and IGP-M                    11,858        10,758        58,514           58,282
Basket of currencies                             45,140        33,450        71,473           61,326
Loans in U.S. dollars                             2,968         2,167       348,450          255,010
Non-convertible debentures                            -             -         8,944            7,893
Accrued charges                                   6,942         4,869             -                -
                                              ---------       -------     ---------        ---------
                                                 66,908        51,244       487,381          382,511
                                              ---------       -------     ---------        ---------
                                              1,068,199       627,483     5,560,230        4,052,689
                                              =========       =======     =========        =========


(a) Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, with US$ 1.00 = R$
     3.8949 on 09/30/02 (R$ 2.8444 on 06/30/02) and(Y) 1.00 = R$ 0.032018 on
     09/30/02 (R$ 0.023787 on 06/30/02);

(b) Of the total loans and financing, R$ 995,592 are guaranteed by the federal government (with full counter-guarantees).

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 09/30/02:

                 2003                                        1,194,065
                 2004                                        2,372,290
                 2005                                          604,889
                 2006                                          743,177
                 2007 onward                                   645,809
                                                             ---------
                                                             5,560,230
                                                             =========


22                                      CVRD

(d) Long-term foreign and domestic loans and financing were subject to annual interest rates on 09/30/02 as follows:

Up to 3%                                                       1,962,611
3.1 to 5%                                                      2,027,765
5.1 to 7%                                                        371,114
7.1 to 9%                                                        128,795
9.1 to 11%                                                     1,968,785
Over 11%                                                         169,359
                                                               ---------
                                                               6,628,429
                                                               =========


(e) The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 09/30/02 are close to their market values;

(f)  Loans and financing, by currency/index in:

                               [GRAPHIC OMITTED]

Yen                                           2%
Basket of currencies                          2%
Others                                        1%
Dollar                                       95%

                                  R$ 7,694,625


6.12 - Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 million securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD's major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:

                     Amount                  Grace Period      Yield to Investor
Tranche       (US $ million)     Maturity          (years)            (per year)
-------       --------------     --------          -------            ----------

1                        25    10/15/2007               2                 8.682%
2 (insured)             125    10/15/2007               2            Libor+0.65%
3                       150    10/15/2010               3                 8.926%




The balance of this operation on 09/30/02 totals R$ 1,184,046 (R$ 89,671 in current liabilities and R$ 1,094,375 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 6.6).


                                      CVRD                                    23

6.13 - Contingent Liabilities

At the quarterly information dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits, considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:


                                          Judicial deposits              Provisions for contingencies
                                          -----------------              ----------------------------
                               09/30/02            06/30/02             09/30/02             06/30/02
                               --------            --------             --------             --------
Tax contingencies              401,283              322,700              511,182              382,726
Labor claims                   137,643              123,637              350,427              363,518
Civil claims                   112,242              105,856              299,931              264,813
Others                           4,544                6,117               18,905               17,548
                             ---------            ---------            ---------            ---------
Total                          655,712              558,310            1,180,445            1,028,605
                             =========            =========            =========            =========


The Company and its subsidiaries are parties to labor, civil, tax and other suits have been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

Tax contingencies relate principally to a suit claiming unconstitutionality of the change in the calculation basis of PIS and COFINS social contributions introduced by Law 9,718/98.

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

(b) Guarantees given to jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:


                                                                    09/30/02         06/30/02
                                                                    --------         --------
ALBRAS - Aluminio Brasileiro S.A.                                  1,371,814        1,015,684
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO               103,864           75,871
Ferrovia Centro-Atlantica S.A.                                       394,741          322,097
Sepetiba Tecon S.A.                                                   89,695           68,931
Others                                                                     -            3,270
                                                                   ---------        ---------
                                                                   1,960,114        1,485,853
                                                                   =========        =========

The breakdown of guarantees by currency is:
                                                                    09/30/02         06/30/02
                                                                    --------         --------
U.S. Dollar                                                        1,572,212        1,167,174
Real                                                                 387,902          318,679
                                                                   ---------        ---------
                                                                   1,960,114        1,485,853
                                                                   =========        =========

(c) Upon privatization of the Company in 1997, The Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the then stockholders, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

     A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Price Index (IGP-M), as set forth in the Issue Deed.

     On 10/04/02, the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) approved the Company's registration request, filed on 06/28/02, for Public Debentures Trading. As of 10/28/02, the Debentures can be traded on the secondary market.


24                                       CVRD

     The debenture holder are entitled to receive twice-yearly payments equivalent to a percentage of the net revenue deriving from determined mineral resources owned in May 1997 and included in the Issue Deed, as per Tables I and II below.
     The Debenture Issue Deed establishes that, in the event that the updated and accrued premium the debenture holders are entitled to receive on the respective payment dates falls below R$ 0.01 (one centavo) per Debenture, such payment may be held in abeyance and accumulated until the next payment date, or until some future period when the accrued value surpasses the minimum determined above. In this case, the amount of the premium must be accrued and increased by monthly interest equal to the Reference Rate of SELIC (System for Settlement and Custody of Federal Securities), calculated as of the determination dates until the month prior to effective payment, and 1% per month during the month when the money is paid to the debenture holders.

     In view of the criteria and parameters for applicability of this premium, and although gold sales from the Fazenda Brasileiro mine reached the accumulated volume stipulated in the Deed of 26 metric tons in June 2002, the amount of the premium was determined at approximately R$ 28.9 thousand, i.e., less than R$ 0.01 (one centavo) per Debenture. Therefore, from the issue date to present, no remuneration has been paid to the debenture holders.

     Based on the estimates for start-up of operations of the copper projects, such premiums are forecast to begin in 2004. Considering iron ore sales, the threshold established in the Deed should be reached in approximately 2030 for the Southern System and 2020 for the Northern System. Regarding the remaining minerals, such as bauxite and nickel, estimates for start of extraction are after 2005, and according to the criteria established in the Deed, payment will be due on the net revenues starting in the fourth year after the first mineral sales. The obligation to make these payments to the debenture holders will terminate when the pertinent mineral resources are depleted.

     Criteria and Parameters for Composition and Applicability of the Premium:

       Table I

       ----------------------------------------------------------------------------------------------------------------------------
       Mineral Product                      Premium                        Applicability
       ----------------------------------------------------------------------------------------------------------------------------
       Iron Ore                       1.8% of Net Revenues             Payment calculated on net revenue from sales occurring as of the date the accrued sales volume since May 1997 reaches 1.7 billion tons in the Southern System, including Urucum, and
                                                                       1.2 billion tons for the Northern System.


       Gold, Copper and Byproducts    2.5% of Net Revenues             Payment starting from the beginning of commercialization,
                                                                       observing the following conditions and excepting the areas of Carajas-Serra Leste and Salobo, among others:

                                                                       (i) The Premium will be due considering the fractions
                                                                       corresponding to the participation that the Company and/or its subsidiaries companies detained in areas under joint
                                                                       ventures on April 15, 1997 (e.g., Igarape-Bahia, Alemao,
                                                                       Pojuca, Andorinhas, Liberdade and Sossego).

                                                                       (ii) The Premium relative to Igarape-Bahia/Alemao will be
                                                                       owed starting on the date accrued sales since May 1997
                                                                       surpass 70 tons of gold.

                                                                       (iii) The Premium relative to Fazenda Brasileiro will be
                                                                       owed from the date accrued sales since May 1997 surpass 26 tons of gold.


       Other Minerals                  1% of Net Revenues              Payment on net revenues from sales starting in the fourth
                                                                       year after the date of first commercialization of the
                                                                       minerals.
       Table II
       ----------------------------------------------------------------------------------------------------------------------------
       Other Criteria                                                  Premium
       ----------------------------------------------------------------------------------------------------------------------------
       Sale of Mineral Rights                                          1% of the sale price of each mineral products.




       Lease of Mineral Rights                                         The Premium  will be owed in full by the Company  and/or its subsidiaries  companies,  under the same terms applicable to each product if the lease had not occurred.


       Substitution of Mineral Rights                                  The  permutation of the mineral rights  involving any of the products  included in Table I above shall be considered  for composing the Premium as originally set forth in the Deed.



                                      CVRD                                  25

(d) The Company has commitments under a take-or-pay contract to acquire approximately 207,060 tons of aluminum per year from ALBRAS at market prices. This estimate is based on 51% of the predicted output of ALBRAS at a market price of US$ 1,319.52 per ton on 09/30/02, representing an annual commitment of R$ 731,934 based on the average rate for the nine-month period ended September 30, 2002. The same applies to 676,236 tons of alumina per year produced by ALUNORTE, which at a market price of US$ 168.55 per ton on 09/30/02 represents a yearly commitment of R$ 305,342 at the same exchange rate mentioned. The effective take of ALBRAS was R$ 515,028 and R$ 407,670 on 09/30/02 and 09/30/01, respectively, and directly from ALUNORTE (net of the take assigned to ALBRAS), was R$ 68,195 and R$ 49,501 on 09/30/02 and 09/30/01, respectively.

6.14 - Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 09/30/02, the provision for environmental liabilities amounted to R$ 56,029 (R$ 59,651 on 06/30/02), which was accounted in "Others" in long-term liabilities.


6.15 - Pension Plan - VALIA

The Fundacao Vale do Rio Doce de Seguridade Social - VALIA is a non-traded non-profit supplementary social security entity, legally separate from CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.

The Company and various of its subsidiaries and affiliated companies are sponsors of VALIA, in the following benefit plans:

(a)   Benefit Plan

      Defined Benefit Plan - "BD"

      A pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of VALIA. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

      Mixed-Benefit Plan - "Vale Mais"

      A mixed plan which offers programmable retirement income benefits of the defined contribution type, independent of government Social Security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors.

     "Vale Mais" was established in May 2000 and nearly 98.7% of the active participants migrated to this new plan.

      The contributions of the sponsors are as follows:

o Ordinary contribution - Destined to accrue the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed ten "plan reference units" (this limit was R$1,383.86 in December 2001).

o Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

o Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

o Special contribution - Destined to cover any special commitment that may arise.

During the period ended 09/30/02, the Company made contributions to VALIA in the amount of R$ 40,392 (R$ 32,754 on 09/30/01) to fund the benefit plans it sponsors.

(b)   Reserve to be amortized

On 03/15/01, CVRD fully paid the total of reserve to be amortized to that date by transferring the total shares of Companhia Siderurgica Nacional - CSN, in the amount of R$ 521 million, and gave guarantees of minimum gains until VALIA sells them. The guarantee consists of the variation of IGP-DI inflation index plus interest of 6% per year.



26                                      CVRD

(c)  Contractual guarantee

     Due to the amount of income guaranteed was over the variation of the shares on 09/30/02, CVRD registered a liability with VALIA in the amount of R$ 139,272, accounted for as financial expense (Note 6.19), which can be reversed by appreciation in the shares or dividends and interest on shareholders' equity to be paid by CSN. (d) Actuarial liability

(d)  Actuarial liability

     This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, in the amount of R$ 460,951, and an additional amount of R$ 33,075 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2001 and represent the current value of the benefits and pensions. Part is recorded in "Pension Plan" account in current liabilities - R$ 68,809 (R$ 64,533 on 06/30/02) and part in long-term liabilities - R$ 455,758 (R$ 429,493 on 06/30/02).

6.16 - Capital

The Company's capital is R$ 5 billion, corresponding to 388,559,056 book shares, of which 249,983,143 are common shares, 138,575,913 are preferred class "A" shares, the latter including one special preferred share ("Golden Share"), all with no par value. On April 29, 2002, the Extraordinary Stockholders' General Meeting approved a capital increase, without new share issue, through capitalization of reserves in the amount of R$ 1 billion.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

On 09/30/02 the Company's capital is comprised as follows:


                                                                                                                 Number of shares
                                                            ---------------------------------------------------------------------
Stockholders                                                     Commom        %       Preferred       %            Total       %
                                                            ---------------------------------------------------------------------
Valepar S.A.                                                105,443,070       42               -       -      105,443,070      27
Brasilian Government (National Treasury / BNDES/
   INSS / FPS) (a)                                                    -        -       5,075,341       4        5,075,341       1
American Depositary Receipts - ADRs                          53,706,307       22      62,156,360      45      115,862,667      30
Litel Participacoes S.A. (b)                                 25,272,641       10               -       -       25,272,641       6
BNDESPar                                                      8,973,671        4       1,251,980       1       10,225,651       3
Clube de Investimentos dos Empregados da
   Vale - INVESTVALE                                          9,995,369        4               -       -        9,995,369       3
Foreign - institutional investors                             6,082,170        2      37,154,304      27       43,236,474      11
Brazil - institutional investors                             28,664,802       11      16,828,735      12       45,493,537      12
Brazil - retail investors                                     7,129,943        3      16,104,459      11       23,234,402       6
Treasury stock                                                4,715,170        2           4,734       -        4,719,904       1
                                                            -----------      ---     -----------     ---      -----------     ---
Total                                                       249,983,143      100     138,575,913     100      388,559,056     100
                                                            ===========      ===     ===========     ===      ===========     ===


(a) The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continuing the privatization process started in 1997 as per the terms of the Privatization Rules, on 03/21/02 sold 78,787,838 common CVRD shares to the public.

(b) Litel is the corporate vehicle pursuant to which Previ, Petros, Funcef and Fundacao CESP, each of which is a Brazilian pension fund, hold common shares in CVRD and Valepar.

As of 09/30/02, the number of holders of record who are residents of Brazil was 32,073. These stockholders owned 229,948,776 shares, representing 59.2% of the capital stock.


6.17-  American Depositary Receipts (ADR) Program


                                      CVRD                                    27


On 06/20/00, the Company obtained ADR registration from the United States Securities and Exchange Commission (SEC), beginning a process for its preferred shares to be traded on the New York Stock Exchange (NYSE). On 03/21/02, in connection with the sale of shares held by the BNDES and Brazilian Government, the common shares began to be traded on the NYSE. Each ADR represents 1 (one) preferred Class "A" or common share, traded under the code "RIOPR" and "Rio", respectively.



6.18-  Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

On October 24, 2001, an Extraordinary General Meeting authorized the acquisition of up to 19 million nominative book shares, with no par value, with 14 million being common shares and 5 million preferred shares, in order to hold in treasury for later sale or cancellation, without decreasing in capital stock. Up to 09/30/02, 4,715,170 common and 4,751 preferred shares had been acquired at a cost of R$ 131,347, and held in treasury.


                                       Shares
---------------------------------------------                                                                           Average
Class                                Quantity                        Unit acquisition cost                  quoted market price
-----                                --------    -----------------------------------------    ---------------------------------
                     09/30/02        06/30/02       Average             Low          High             09/30/02         06/30/02
                     --------        --------       -------             ---          ----             --------         --------
Preferred               4,751           4,751         51.45           14.02         52.40               81.75            78.50
Common              4,715,170       4,715,170         27.80           20.07         52.09               85.69            73.08
                    ---------       ---------
                    4,719,921       4,719,921
                    =========       =========


6.19-  Financial Result

                                                         09/30/02        09/30/01
                                                         --------        --------

Financial expenses                                       (180,391)     (192,920)
Foreign debt                                              (60,971)      (64,530)
Local debt                                               (179,695)       (6,662)
Related parties, net (*)                                 (424,514)     (224,974)
                                                       ----------    ----------
Others (**)                                              (845,571)     (489,086)
                                                       ----------    ----------
Monetary and exchange rate variation on liabilities    (5,000,364)   (2,071,465)
                                                       ----------    ----------

Financial income
Marketable securities                                      62,841        43,167
Others                                                     54,759        31,556
                                                       ----------    ----------
                                                          117,600        74,723

Monetary and exchange rate variation on assets          1,904,632     1,083,795
                                                        ---------     ---------
Financial income (expenses), net                       (3,823,703)   (1,402,033)
                                                       ==========    ==========


(*)  Includes expenses with VALIA (Note 6.15-b).

(**) Includes net losses on derivative financial instruments (Note 6.20).


6.20 - Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines generally prohibit speculative trading and short selling and require diversification of transactions and counterparts. The policy of the Company is to settle all contracts financially without physical delivery of the products. The overall position of the portfolio is assessed and monitored daily to measure the financial results and the impact on cash flow. The credit limits and

28                                    CVRD
creditworthiness of counterparts are also reviewed periodically. The results of hedging are reported to the Executive Board and recognized monthly in the CVRD result.


Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR (London Interbank Offered Rate). The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 09/30/02 and 09/30/01.

                                                      09/30/02                                09/30/01
                                                      --------                                --------

                Notional             Unrealized                   Notional                 Unrealized
                   value             gain (loss)                     value                gain (loss)
                (in US $                 (in R $         Final    (in US $                    (in R $
Type            thousand)  Rate range   thousand)     maturity   thousand)   Rate range     thousand)
----            ---------  ----------   ---------     --------   ---------   ----------     ---------
Cap                1,200  5.7 - 11.0%       1,737       May/07      1,375   5.7 - 11.0%       4,814
Floor                850   5.7 - 6.3%     (80,656)      May/05      1,000    5.7 - 6.3%     (83,654)
Swap                 475   5.8 - 6.7%    (175,851)      Oct/07        125          6.7%     (31,470)
                                         --------                                           -------
Total                                    (254,770)                                         (110,310)
                                         ========                                          ========

Exchange Rate Risk

Exchange rate risk comes from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 09/30/02 and 09/30/01. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

                                                                09/30/02                                        09/30/01
                                                                --------                                        --------

                Notional                        Unrealized                   Notional                         Unrealized
                   value                       gain (loss)                     value                          gain (loss)
                (in US $                           (in R $         Final    (in US $                             (in R $
Type            thousand)  Rate range            thousand)     maturity    thousand)   Rate range               thousand)
----            ---------  ----------            ---------     --------    ---------   ----------              ---------

Yen purchased       3,470  Y79 - 91 per US$          3,963       May/05           31   Y94 - 110 per US$          (1,827)
Euros purchased             E 1.18 - 1.23 per US$    5,465       May/05           17   E1.10 - 1.24 per US$       (6,702)
Euros sold                  E 0.98 - 0.99 per US$      134       Sep/02       -                                        -
                                                     -----                                                       ------
Total                                                9,562                                                       (8,529)
                                                     =====                                                       ======


Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future gold output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.


The following table shows the gold derivatives portfolio of the Company on 09/30/02 and 09/30/01.



                                      CVRD                                    29

                                                                   09/30/02                                     09/30/01
                                                                   --------                                     --------

                                                      Unrealized                                              Unrealized
                                           Price      gain (loss)                                  Price      gain (loss)
                            Quantity       range      (in R $               Final   Quantity       range      (in R $
Type                        (oz)           US/$oz     thousand)          maturity   (oz)           US/$oz     thousand)
----                        ----           ------     ---------          --------   ----           ------     ---------

Puts purchased              471,000       270 - 355       27,533        Dec/06      479,500       270 - 355      28,407
Calls sold                  674,500       316 - 407      (43,192)       Dec/06      845,500       308 - 379     (12,803)
Hybrids instruments          20,000                          125        Nov/06       15,000                          257
                                                         -------                                                  ------
Total                                                    (15,534)                                                 15,861
                                                         =======                                                  ======


6.21 - Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars.


                                                                                                                In millions of reais
                                                                     ---------------------------------------------------------------
                                                                                                                    Subsidiaries and
                                                                          Parent Company                    Affiliated Companies (*)
                                                                     ---------------------------------------------------------------
Assets                                                               09/30/02        06/30/02            09/30/02           06/30/02
                                                                     ---------------------------------------------------------------
Current
   Cash and banks and marketable securities                               537               101               485               233
   Others                                                               2,596             2,373             1,191               887
                                                                      -------             -----             -----             -----
                                                                        3,133             2,474             1,676             1,120
Long-term receivables                                                   1,250             1,130                63                45
Investments                                                             4,664             3,388                91               114
                                                                      -------             -----             -----             -----
Total                                                                   9,047             6,992             1,830             1,279
                                                                      =======             =====             =====             =====
Liabilities
Current
   Short-term loans and financing                                       2,121             2,285             1,917             1,546
   Others                                                               1,079               437               469               406
                                                                      -------             -----             -----             -----
                                                                        3,200             2,722             2,386             1,952
Long-term liabilities
   Loans and financing                                                  5,495             3,988             2,668             1,996
   Others                                                               3,263             2,393               871               643
                                                                      -------             -----             -----             -----
                                                                        8,758             6,381             3,539             2,639
                                                                      -------             -----             -----             -----
Total                                                                  11,958             9,103             5,925             4,591
                                                                      =======             =====             =====             =====
Liabilities - R                                                       $(2,911)           (2,111)           (4,095)           (3,312)
                                                                      =======             =====             =====             =====
Liabilities - US                                                        $(747)             (742)           (1,051)           (1,165)
                                                                      =======             =====             =====             =====

(*)  Proportional to the percentage of participation



6.22-  Other Operating Expenses


                                                     09/30/02          09/30/01
                                                     --------          --------
Provisions for contingencies                           90,242            82,337
Provision for loss on ICMS recoverable                 17,298           126,864
Provision for profit sharing                           58,000            46,000
Provision for early retirement program                 29,833            20,128
Provision for loss Eletrobrs                           28,515                 -
Others                                                 20,477           128,461
                                                      -------           -------
                                                      244,365           403,790
                                                      =======           =======

6.23-  Subsequent Events

Proposal for Interest on Shareholders' Equity



30                                    CVRD

The Board of Directors has approved on this date the proposal of the Executive Board of CVRD for payment on 12/10/02 of interest on shareholders' equity in the amount of R$ 1,028,689, equivalent to R$ 2.68 per outstanding common or preferred share.


                                      CVRD                                    31

                                    PART III

7-  OTHER INFORMATION THE COMPANY DEEMS RELEVANT

7.1    Net Accumulated Income (in R$ Million)

        1st Quarter        2nd Quarter       3rd Quarter           4th Quarter

    2000     639             1101              1600                   2135
    2001     660             1206              2412                   3051
    2002     633              718               502                     --



7.2-   Factors Affecting Net Income in the Last 12 Months (in R$ Million)





                           [BAR CHART OBJECT OMITTED]

Net income at   Net operating   Cost of        Result of     Financial       Operating     Discontinued  Income tax  Net income at
09/30/01        revenue        products        investment      result       expenses net    operations                09/30/02
                              and services  participations

  2,412          926             (445)          1,063          (2,402)          4             (1,660)        604         502



32                                        CVRD

7.3 - Business Perfomance Ratios

                                                                                                        09/30/02         06/30/02
                                                                                                       ---------        ---------
Capital Ratios

1 - Capital assets to stockholders' equity (Permanent assets/Equity * 100)  -  (%)                       160.12          140.46
2 - Capital assets to total liabilities (Permanent assets/Total liabilities * 100)  -  (%)               108.45          134.12
3 - Total liabilities to stockholders' equity (Total liabilities/Equity * 100) -  (%)                    147.64          104.73
4 - Short to total liabilities (Short-term liabilities/Total liabilities * 100) - (%)                     31.33           32.81
5 - Stockholders' equity to total liabilities (Equity/Total liabilities *100)  -  (%)                     67.73           95.49
6 - Capital assets to non-current funds (Permanent assets/(Equity + Long-term liabilities)) *100) - (%)   79.51           82.45
7 - Net Debt / Stockholders' equity (Net debt (a) / Equity)                                                0.71            0.48
8 - Net Debt (a) / Total Assets                                                                            0.28            0.24
9 - Leverage (Total Assets / Equity)                                                                       2.48            2.05

                                                                                                       09/30/02         09/30/01
                                                                                                       ---------        ---------
Profitability and Other Ratios

1 - Gross Margin (Gross profit / Net operating revenues * 100) -  (%)                                     48.75           48.63
2 - Operating Margin (Operating income / Net operating revenues * 100) - (%)                             (14.32)           0.84
3 - Net Margin (Net income / Net operating revenues * 100)  - (%)                                          9.02           51.98
4 - Return on Assets (Net income (annualized) / Total assets *100) - ROA (%)                               2.41           13.63
5 - Return on Equity (Net income (annualized) / Equity *100) -  ROE (%)                                    5.96           28.78
6 - Total asset turnover (Net operating revenues (annualized) / Total assets)                              0.27            0.26
7 - P/E (Price of preferred class A share / Earnings per share (annualized))                              46.98            6.31
8 - Price /Book Value (Price of preferred class A share / Book value per share)                            2.79            1.82
9 - Net income per outstanding share (Net income (annualized) / Number of shares outstanding)              1.74            8.37
10 - NOPLAT / Operating Income (%)                                                                        38.95           39.08
11 - EBITDA + Dividends received / Financial expenses on financing                                        12.59            9.52
12- EBITDA + Dividends Received / Operating Income (%)                                                    54.59           52.81
13- Net Debt (a) / EBITDA + Dividends Received(annualized)                                                 1.96            1.19
14- FCOL / Financial expenses on financing                                                                11.66           12.26


Note:

The income statement data has been annualized.

a) Net Debt = short- and long-term debt, net of related party loans, less cash and cash equivalents; annualized with the income then ended.

7.4- Segment and Geographic Information

The Company's business areas are as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the pulp and paper sector and in steel making.


                                CVRD                                          33

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

                                                                                                                    09/30/02
                                                 ----------------------------------------------------------------------------
                                                                                                                    Holdings
                                                                                    -----------------------------------------
                                                                    Non-                 Pulp
                                                     Ferrous     ferrous Logistics   and paper    Aluminum   Steel    Others
                                                 ------------ ---------- ---------- ---------- ------------ ------- ---------
Results

Sales classified by geographic destination

External market
 Latin America                                       210,174          -          -          -            -        -         -
  United States                                      204,450     87,841          -          -            -        -         -
  Europe                                           1,352,848    144,189          -          -            -        -         -
  Middle East/Africa/Oceania                         280,466          -          -          -            -        -         -
  Japan                                              456,788          -          -          -            -        -         -
  China                                              544,595          -          -          -            -        -         -
  Asia, other than Japan and China                   313,035          -          -          -            -        -         -
                                                 ------------ ---------- ---------- ---------- -------------------------------

Operating revenues - external market               3,362,356    232,030          -          -            -        -         -
Operating revenues - internal market               1,551,208    181,906    457,006          -            -        -         -
                                                 ------------ ---------- ---------- ---------- ------------ -------- ---------
Total operating revenues                           4,913,564    413,936    457,006          -            -        -         -
Value-added taxes                                   (184,354)   (21,218)   (13,445)         -            -        -         -
                                                 ------------ ---------- ---------- --------- ------------- -------- ---------
Net operating revenues                              4,729,210   392,718    443,561          -            -        -         -
                                                 ------------ ---------- ---------- --------- ------------- -------- ---------
Cost of products and services                      (2,436,857) (231,929)  (183,442)         -            -        -         -

Selling and administrative expenses                  (107,277)        -          -          -            -        -         -
Research and development                              (14,458)  (81,435)    (3,412)         -            -        -         -
Other operating expenses, net                        (169,972)        -          -          -            -        -         -
                                                 ------------ ---------- ---------- ---------- ------------  -------- --------
Operation profit before financial result and
     result of investment participations            2,000,646    79,354    256,707          -            -        -         -
Financial result, net                                      -          -          -          -            -        -         -
Result of investments/participations                1,613,428   (88,212)  (286,205)     7,258     (382,726) 181,907    15,025
Income taxes                                               -          -          -          -            -       -         -
Discontinued operations                                    -          -          -    110,693            -       -         -
                                                 ------------ ---------- ---------- ---------- ------------  ------- ---------
Net income for the year                            3,614,074     (8,858)   (29,498)   117,951     (382,726) 181,907    15,025
                                                 ============ ========== ========== ========== ============ ======= =========

EBITDA demonstration:
Operation profit before financial result and
     result of investment participations           2,000,646    79,354     256,707          -            -       -         -
Depreciation, amortization and depletion             423,596    60,998      17,174          -            -       -         -
Dividend received - cash                              57,179          -          -          -       33,664  20,404     8,860
Adjustments in non-cash itens:
- Provision for contingencies                         90,242          -          -          -            -       -         -
- Provision for loss on ICMS recoverable              17,298          -          -          -            -       -         -
- Write-off of property, plant and equipment          11,700          -          -          -            -       -         -
- Provision for early-retirement programs             29,833          -          -          -            -       -         -
- Provision for losses                                28 515          -          -          -            -       -         -
- Others                                               4,084          -          -          -            -       -         -
                                                 ------------ ---------- ---------- ---------  ------------ ------- ---------
EBITDA                                             2,663,093    140,352  273,881            -       33,664   20,404    8,860
EBITDA % of total                                      95.2%       5.0%     9.8%            -         1.2%     0.7%     0.3%
EBITDA margin %                                        56.3%      35.7%    61.7%            -           -        -         -
                                                 ============ ========== ========== ========= ============= ======= =========



                                                                   09/30/02
                                                 --------------------------
                                                    Corporate
                                                       Center        Total
                                                  ------------ ------------
Results

Sales classified by geographic destination
External market

 Latin America                                              -       210,174
  United States                                             -       292,291
  Europe                                                    -     1,497,037
  Middle East/Africa/Oceania                                -       280,466
  Japan                                                     -       456,788
  China                                                     -       544,595
  Asia, other than Japan and China                          -       313,035
                                                  ------------  ------------
Operating revenues - external market                        -     3,594,386
Operating revenues - internal market                        -     2,190,120
                                                  ------------ ------------
Total operating revenues                                    -     5,784,506
Value-added taxes                                           -      (219,017)
                                                  ------------ ------------
Net operating revenues                                      -    5,565,489
                                                  ------------ ------------

Cost of products and services                               -    (2,852,228)

Selling and administrative expenses                  (276,198)     (383,475)
Research and development                                 (196)      (99,501)
Other operating expenses, net                         (74,393)     (244,365)
                                                  ------------ ------------
Operation profit before financial result and
     result of investment participations             (350,787)    1,985,920)
Financial result, net                              (3,823,703)   (3,823,703)
Result of investments/participations                   19,789     1,040,706
Income taxes                                        1,188,596     1,188,596
Discontinued operations                                     -       110,693
                                                  ------------ ------------
Net income for the year                            (3,005,663)      502,212
                                                  ============ ============

EBITDA demonstration:
Operation profit before financial result and
     result of investment participations             (350,787)    1,985,920
Depreciation, amortization and depletion                7,221       508,989
Dividend received - cash                                    -       120,107
Adjustments in non-cash itens:
- Provision for contingencies                               -        90,242
- Provision for loss on ICMS recoverable                    -        17,298
- Write-off of property, plant and equipment                -        11,700
- Provision for early-retirement programs                   -        29,833
- Provision for losses                                      -        28,515
- Others                                                    -         4,084
                                                  ------------ ------------
EBITDA                                               (343,566)    2,796,688
EBITDA % of total                                      (12.2%)       100.0%
EBITDA margin %                                             -         50.3%
                                                  ============ ============


Information related to period ended 09/30/01 is as follows:

                                                                                                    09/30/01
                           ----------------------------------------------------------------------------------
                               Ferrous   Non-ferrous  Logistics        Holdings  Corporate Center      TOTAL
                           ------------  ----------- -----------  -------------- ----------------------------
EBITDA                      2,161,911     119,805      245,614        199,969    (277,768)         2,449,531
EBITDA % of total               88.3%        4.9%        10.0%           8.1%      (11.3%)            100.0%
EBITDA margin %                 55.8%       33.8%        60.2%              -            -             52.8%


34                                     CVRD

7.5-   Share Performance on Stock Exchanges (Non-audited)

The following table shows the high and low closing sale prices for the Preferred Class A Shares and Common Shares on the Sao Paulo Stock Exchange, and for ADRs on the New York Stock Exchange (NYSE) (each ADR represents 1 preferred class A or common share).

                           [LINE GRAPH OBJECT OMITTED]




                                                                  In reais                                                In US$
                      -----------------------------------------------------  ----------------------------------------------------
                        Preferred Class A Shares              Common Shares    ADRs - Preferred Shares       ADRs - Common Shares
                      -------------------------- --------------------------- ------------------------ ----------------------------
                              High          Low         High           Low          High          Low          High          Low
                      -------------------------- ------------ -------------  ------------ ------------ --------------------------
2001

    First Quarter            53.60        44.00        51.00         42.70         26.98        23.05             -            -
    Second Quarter           58.60        49.05        54.00         46.50         25.70        22.05             -            -
    Third Quarter            55.00        45.50        55.00         46.40         23.15        18.65             -            -
    Fourth Quarter           54.00        53.52        53.40         52.60         23.61        21.35             -            -

2002
    First Quarter            62.00        61.00        63.69         62.00         27.49        21.52         27.39        26.15
    Second Quarter           75.90        59.80        78.10         61.50         29.51        23.50         30.00        25.68
    Third Quarter            84.00        80.90        88.00         84.30         25.35        20.51         27.55        22.75






7. 6-  Capital Expenditures (Non-audited)


                                                                 In thousands of reais
                                                    ----------------------------------
                                                             ACTUAL          APPROVED
                                                        UP TO 09/02          FOR 2002         % ACTUAL
                                                    ----------------  ----------------  --------------
Ongoing Capital Expenditures
          Replacement/Refurbishment/Improvement           483,850            515,916           93.8
          Geological Research                              80,373            102,536           78.4
          Technological Research/Development               35,180             37,750           93.2
          Environment                                       1,323              1,293          102.3
          lnformatics / Telecommunications                 82,656            109,644           75.4
                                                    ----------------  ----------------  --------------
                                                          683,382            767,139           89.1
                                                    ----------------  ----------------  --------------

Equity Investments                                        610,521            649,755           94.0

Direct Investments                                        840,435          1,021,106           82.3
                                                    ----------------  ----------------  --------------
Total Capital Expenditures                              2,134,338          2,438,000           87.5
                                                    ================  ================  ==============





                                        CVRD                                35

7.7-   Operations for the period (Non-Audited)

                                                       (Million metric tons)
                                        ------------------------------------
                                          09/30/02    09/30/01        VAR %
                                        ------------ ---------- ------------
PRODUCTION/PURCHASE
   IRON ORE                                  93.9        93.8           0.1
   PELLETS                                   11.9        11.8           0.8
   POTASH                                     0.5         0.4          25.0
   GOLD (thousand Kg)                         8.6        11.7         (26.5)

RAILROAD OPERATIONS - GENERAL CARGO
   EFVM                                      19.7        18.8           4.8
   FCA                                       17.0        16.3           4.3
   EFC                                        3.6         2.3          56.5
   EFVM - TKU                                 8.5         8.3           2.4
   FCA - TKU                                  7.2         6.4          12.5
   EFC - TKU                                  2.3         1.4          64.3

PORT OPERATIONS
   TUBARAO                                   13.6        13.2           3.0
   SAO LUIZ                                   2.5         1.9          31.6

DOCENAVE OPERATIONS
   BULK CARGO                                 3.8        14.8         (74.3)
   GENERAL CARGO (TEUS)                      51.4        45.3          13.5
   MANOEVERS (REBOCADORES)                    0.5         0.5             -

SALES FROM ALUMINUM AREA
   BAUXITE                                  6,946       7,777         (10.7)
   ALUMINA                                  1,185       1,179           0.5
   ALUMINUM                                   365         329          10.9




7.8-       Changes in Prices (Non-Audited)

The following table shows the prices for of products of the Company and its subsidiary and jointly controlled companies for the periods indicated:

                      Asia         Europe
                  Iron Ore       Iron Ore
                      (SSF)         (SFCJ)             Gold          Aluminum
                  (US$/ton)      (US$/ton)       (US$/ounce)         (US$/ton)
                -----------    -----------     -------------      ------------
2001

   March             15.35          18.68            257.70          1,569.59
   June              16.32          18.68            269.50          1,536.30
   September         16.32          18.68            293.10          1,405.96
   December          16.32          18.68            277.70          1,362.36

2002

   March             16.32          18.68            299.00          1,405.40
   June              16.08          18.29            318.50          1,354.25
   September         16.08          18.29            323.70          1,301.25




36                                   CVRD

7.9-   Iron Ore and Pellet Sales (Main Markets) (Non-Audited)


                                                                                        (Millons of tons)
                                --------------------------------------------------------------------------
                                                                                   JAN to SEP  JAN to SEP
                                                                                  ----------- ------------
                                 1998    %    1999   %    2000   %    2001   %     2001   %    2002   %
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
 FOREIGN MARKET
 ASIA

        CHINA                      5.7    6    7.3    8    9.2     8   14.9   12   11.5   12    13.6    13
        KOREA                      7.1    7    7.9    8    7.0     6    6.0    5    4.7    5     5.2     5
        PHILIPPINES                0.9    1    1.6    2    1.4     1    1.2    1    0.7    1     1.8     2
        JAPAN                     17.3   17   16.9   17   17.5    15   17.1   13   12.7   13    12.0    11
        TAIWAN                     1.6    2    1.8    2    1.6     2    2.2    2    1.6    2     1.3     1
        OTHERS                     1.1    1    0.6    -    0.4     -    1.1    1    0.5    1       -     -
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                  33.7   34   36.1   37   37.1    32   42.5   34   31.7   34    33.9    32
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
 EUROPE

        GERMANY                    9.4    9    8.0    8    8.2     7   10.1    8    7.2    7   10.4     9
        SPAIN                      3.6    4    3.6    4    2.9     2    2.9    2    1.9    2    2.2     2
        FRANCE                     3.0    3    2.1    2    2.9     2    3.9    3    2.8    3    4.2     4
        ITALY                      6.1    6    5.0    5    4.8     4    5.1    4    3.7    4    4.0     4
        UNITED KINGDOM             2.4    2    1.6    2    1.5     2    1.6    1    1.1    1    1.9     2
        OTHERS                     5.7    6    4.7    5    8.2     7   10.8    8    7.4    8    9.7     9
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                  30.2   30   25.0   26   28.5    24   34.4   26   24.1   25   32.4    30
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
 AMERICAS

        ARGENTINA                  2.3    2    1.6    2    1.4     1    1.9    1    1.4    1    1.6     1
        UNITED STATES              3.1    3    3.0    3    3.5     3    2.9    2    2.3    2    3.1     3
        OTHERS                     2.2    2    1.8    2    2.0     2    1.5    1    1.3    1    1.5     1
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                   7.6    7    6.4    7    6.9     6    6.3    4    5.0    4    6.2     5
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
 AFRICA/MID.EAST/OCEANIA

        BAHREIN                    1.2    1    1.5    2    2.0     2    1.7    1    1.4    1    1.9     2
        OTHERS                     3.2    3    3.6    4    5.2     4    5.1    4    3.7    4    2.7     3
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                   4.4    4    5.1    6    7.2     6    6.8    5    5.1    5    4.6     5
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                  75.9   75   72.6   76   79.7    68   90.0   69   65.9   68   77.1    72
                                ======= ==== ====== ==== ====== ================= ====== ==== ====== =====

 DOMESTIC MARKET

    STEEL MILLS                   15.0   15   13.6   14   15.5    13   20.2   16   14.9   16    16.3   15
    PELLETING AFFILIATES           8.6   10   10.1   10   21.6    19   19.7   15   15.3   16    13.6   13
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                  23.6   25   23.7   24   37.1    32   39.9   31   30.2   32    29.9   28
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----

 TOTAL                            99.5  100   96.3  100  116.8   100  129.9  100   96.1 100   107.0   100
                                ======= ==== ====== ==== ====== ================= ====== ==== ====== =====




Exports by System

                                                                                            (Millons of tons)
                         -------------------------------------------------------------------------------------
                                                                                    JAN to SEP     JAN to SEP
                                                                                  ------------- --------------
                           1998     %    1999      %    2000     %    2001     %    2001     %    2002      %
                         ------- ----- ------- -------------- ----- ------- ----- ------- ----- ------- ------
NORTHERN SYSTEM            44.0    44    42.8     44    46.6    40    50.8    39    37.3    39    38.7      36
SOUTHERN SYSTEM            55.5    56    53.5     56    70.2    60    79.1    61    58.8    61    68.3      64
                         ------- ----- ------- -------------- ----- ------- ----- ------- ----- ------- ------
                           99.5   100    96.3    100   116.8   100   129.9   100    96.1   100   107.0     100
                         ======= ===== ======= ============== ===== ======= ===== ======= ===== ======= ======


                                        CVRD                                  37

7.10 -  Shareholding Interests (Organizational Chart at 09/30/02)

Main Companies of the CVRD Group Holding in Total Stock (%)


                           COMPANHIA VALE DO RIO DOCE
                                 Valepar 27.14%
                                  Public 72.86%
        ------------------------------------------------------------------------
                                     FERROUS
        ------------------------------------------------------------------------
                              IRON ORE AND PELLETS
        ------------------------------------------------------------------------
        Ferteco
              CVRD................................................ 100.00
        Ferteco International*
              Ferteco............................................. 100.00
        Belem-Adm e Part. Ltda
              CVRD................................................ 99.99
              Docepar............................................. 0.01
        Baovale Mineracao S.A.
              CVRD................................................ 50.00
              Shanghai Baosteel................................... 50.00
        Minas de Serra Geral**
              CVRD................................................ 51.00
              Kawasaki............................................ 24.50
              Japanese Group...................................... 24.50
        CAEMI
              Amazon (Itaco)...................................... 16.86
              Mitsui.............................................. 43.37
              Others ............................................. 39.77
        Samarco Mineracao S/A
              CVRD................................................ 50.00
              BHP Brasil.......................................... 50.00
        Hispanobras**
              CVRD................................................ 50.89
              Aceralia CS......................................... 49.11
        Itabrasco**
              CVRD................................................ 50.90
              Liva................................................ 49.10
        Nibrasco**
              CVRD................................................ 51.00
              Nippon Steel........................................ 25.39
              Japanese Group...................................... 23.61
        Kobrasco**
              CVRD................................................ 50.00
              POSCO............................................... 50.00
        Kobin
              Kobrasco............................................ 100.00

        GIIC*
              ITACO............................................... 50.00
              Gulf Invest. Co..................................... 50.00
                                     FERROUS
        ------------------------------------------------------------------------
                              MANGANESE AND ALLOYS
        Urucum Mineracao S.A.
             CVRD................................................. 100.00
        RDME *
             ITACO................................................ 100.00
        SIBRA
             CVRD................................................. 99.23
             others............................................... 0.77
             IFC.................................................. 5.62
        CPFL
             SIBRA................................................ 93.60
             others .............................................. 6.40
        Nova Era Silicon **
             CVRD................................................. 49.00
             Mitsubishi........................................... 22.50
             Kawasaki............................................. 22.50
             Mizushima............................................ 3.00



                                   NON FERROUS
        ------------------------------------------------------------------------
               PRECIOUS METALS, BASE METALS AND INDUSTRY MINERALS
        ------------------------------------------------------------------------
        Docegeo
             CVRD................................................. 99.998
             Others............................................... 00.002
        33 Mining Companies
             CVRD................................................. 100.00
        PPSA
             CVRD................................................. 75.50
             Mitsubishi........................................... 18.88
             IFC.................................................. 5.62
        PPSA Overseas*
             PPSA................................................. 100.00
        Salobo Metais
             CVRD................................................. 50.00
             CBI (CVRD)........................................... 50.00
        Mineracaos Sossego
             Min. Andira.......................................... 56.82
             Camelback (Itaco).................................... 43.18
             Compania Minera Andico-Brasilera Limitada - CMAB*
             CVRD................................................. 99.90
             Docepar.............................................. 0.10

                                    LOGISTICS

                               RAILROADS AND PORTS
        TVV-Terminal de Vila Velha S.A.
              CVRD................................................99.887
              Min. Tacuma.........................................0.005
              Employees...........................................0.108
        Ferrovia Centro Atlantica S.A.
              Min. Tacuma.........................................45.65
              VALIA...............................................9.99
              KRJ.................................................12.31
              CARMO...............................................9.99
              CPP.................................................1.03
              CSN.................................................11.95
              Others..............................................9.08
        Companhia Ferroviaria do Nordeste
              CVRD................................................32.40
              Taquari.............................................32.40
              CSN.................................................32.40
              Employees...........................................2.80
              CSN Aceros S.A. *
              ITACO ..............................................62.50
              CSN Panama .........................................37.50
                                    Sepetiba
              CSN Aceros S.A.                                     80.00
              CSN
              Ferroban
              Previ  .............................................26.42
              Funcef  ............................................23.62
              LAIF XV Ltda .......................................15.10
              Gaborone  ..........................................14.59
              Brasil Ferrovais S.A. ..............................8.35
              CVRD ...............................................3.75
              others .............................................8.17

                                    SHIPPING
        Docenave
              CVRD................................................100.00
        Navedoce
              Docenave............................................100.00
        Seamar
              Docenave............................................100.00


                                    HOLDINGS
                          BAUXITE, ALUMINA AND ALUMINUM
        Aluvale
              CVRD................................................94.74
              ITACO...............................................5.26
        Min. Vera Cruz
              Aluvale.............................................100.00
        Albras**
              Aluvale.............................................51.00
              NAAC................................................49.00
        Valesul**
              Aluvale.............................................54.51
              Billiton............................................45.49
        Alunorte**
              Aluvale.............................................57.03
              Norsk Hydro.........................................34.03
              NAAC................................................4.05
              CBA.................................................3.62
              JAIC................................................1.27

        Min, Rio do Norte
              Aluvale.............................................40.00
              Billiton............................................14.80
              Alcan...............................................12.00
              CBA.................................................10.00
              Alcoa...............................................8.58
              Reynolds............................................5.00
              Norsk Hydro.........................................5.00
              Abalco..............................................4.62

                                   FERTILIZERS
        Fosfertil
              CVRD................................................11.12
              Fertifos............................................56.14
              Others..............................................32.74
                              TIMBER, PULP & PAPER
                               Florestas Rio Doce
              CVRD................................................99.85
              Others..............................................0.15
        Celmar
              CVRD................................................54.07
              Nissho Iwai.........................................45.93


                                      Steel
        CST
              CVRD................................................22.85
              Acesita/Unisor......................................37.29
              Kawasaki............................................7.91
              Others..............................................31.95
        Califonia Steel *
              Rio Doce Ltd........................................50.00
              Kawasaki............................................50.00
        Usiminas
             CVRD.................................................11.46
             Nipon Usiminas.......................................9.45
             Previ................................................8.02
             CIU .................................................4.95
             Others...............................................66.12
        Siderar(*)
             Itabira Rio Doce.....................................4.85
             Usiminas.............................................5.32
             Sidertubes S/A.......................................50.21
             ISA (Employees)......................................9.78
             Others...............................................29.84

                                     ENERGY
        Consortium Igarapava Usina Hidrelectrica
             CVRD................................................. 38.15
             Cia Mineira Metais................................... 23.93
             CSN.................................................. 17.92
             CEMIG................................................ 14.50
             Min. Morro Velho..................................... 5.50
        Consortium Porto Estrela Usina Hidrelectrica
             CVRD................................................. 33.33
             CEMIG................................................ 33.33
             Coteminas............................................ 33.33
        Consortium Aimores Usina Hidrelectrica
             CVRD................................................. 51.00
             CEMIG................................................ 49.00
        Consortium Candonga Usina Hidrelectrica
             CVRD................................................. 50.00
             EPP.................................................. 50.00
        Consortium Funil Usina Hidrelectrica
             CVRD................................................. 51.00
             CEMIG................................................ 49.00
        Consortium Capim Branco l e ll - Usina Hidrelectrica
             CVRD................................................. 48.42
             CEMIG................................................ 21.05
             Suzano............................................... 17.90
             Votorantim........................................... 12.63
        Consortium Foz do Chapeco Usina Hidrelectrica
             CVRD................................................. 40.00
             Foz do Chapeco Energia S.A........................... 60.00
        Consortium Santa Isabel Usina Hidrelectrica
             CVRD................................................. 43.85
             Billiton............................................. 20.60
             Alcoa................................................ 20.00
             Votorantim........................................... 10.00
             C. Cirrea e Cimentos................................. 5.55
         Consortium Estreito Energia
             CVRD ................................................ 30.00
             Tractebel ........................................... 30.00
             Alcoa ............................................... 19.08
             BHP Billiton ........................................ 16.48
             C.Correa Energia .................................... 4.44

                                  OTHERS ABROAD
        Rio Doce International
             CVRD................................................. 100.00
             Alluvale ............................................ 0.01
        Rio Doce Asia*
             Rio Doce International............................... 100.00
        Rio Doce Europa S.'a.r.l.*
             CVRD................................................. 99.80
             Others............................................... 0.20
        Rio Doce International Finance*
             Rio Doce Europa...................................... 100.00
        Rio Doce Comercio International Aps*
             CVRD................................................. 100.00
        Itabira internacional Servicos e Comercio
             RDCI ApS*............................................ 99.99
             Others............................................... 0.01
        Itabira Rio Doce Company Ltd. - ITACO*
             Intabira Internat. Servicos e Comercio............... 100.00
        Rio Doce America
             ITACO................................................ 100.00
        Rio Doce Ltd.
             Rio Doce America..................................... 100.00
        CVRD Overseas*
             ITACO................................................ 100.00
        CVRD Finance*
             CVRD Overseas........................................ 99.00
             BNP Paribas ......................................... 0.01
        CVRD Europe Trading Energy B.V. - CETE*
             CVRD................................................. 100.00
        Brasilux
             CVRD................................................. 100.00
        Vale Overseas Ltd*
             CVRD................................................. 100.00



38                                   CVRD

7.11- Information About FERTECO (Non-audited)


Statement of Income                                                         In thousands of reais
-------------------------------------------------------------------------------------------------
                                                               From         From        From
                                                             04/01/02     01/01/02     01/05/01
                                                            to 09/30/02  to 09/30/02  to 09/30/01
                                                            -----------  -----------  -----------
Operating revenues                                             319,966     678,258     361,433
Value-added taxes                                              (17,489)    (53,639)    (17,763)
                                                             ---------     ---------   --------
Net operating revenues                                         302,477     624,619     343,670
                                                             ---------     ---------   --------
Cost of products and services                                 (186,549)   (384,333)   (188,512)
                                                             ---------     ---------   --------
Gross profit                                                   115,928     240,286     155,158
Gain on investments accounted for by the equity method         (20,327)    (49,028)     (5,712)

Operating income (expenses)
  Selling and administrative                                    (1,708)    (26,310)    (47,987)
  Operating income (expenses)                                  (13,375)    (30,326)       (154)
                                                             ---------     ---------   --------
                                                               (15,083)    (56,636)    (48,141)
  Financial expenses                                          (232,813)   (284,727)   (107,625)
  Financial income                                             173,644     176,723        (212)
                                                             ---------     ---------   --------
Operating profit                                                21,349      26,618      (6,532)
  Non operating income (expenses), net                             194          99        (201)
                                                             ---------     ---------   --------
Income before income tax and social contribution                21,543      26,717      (6,733)
  Income tax and social contribution                             2,818      16,643       3,666
Net income for the period                                       24,361      43,360      (3,067)
                                                             =========     =========   ========
Number of shares outstanding
  at the end of the period (in thousands)                      225,775     225,775     225,775
Net earnings per share outstanding                           =========     =========   ========
  at the end of the period (R$)                                   0.11        0.19       (0.01)
                                                             =========     =========   ========





CVRD acquired Ferteco in May 2001.


Investments

For 2002 Ferteco budgeted investments for maintenance of production capacity, research, training and environmental control and recuperation.






                             CVRD                                             39

7.12- Information About RDIF (Non-audited)

Statement of Income                                                                                           In thousands of reais
------------------------------------------------------------------------------------------------------------------------------------
                                                                          From          From           From           From
                                                                        04/01/ 02     01/01/ 02      04/01/01       01/01/01
                                                                        to 09/30/02   to 09/30/02    to 09/30/01    to 09/30/01
                                                                        -----------   -----------    -----------    -----------
Net operating revenues                                                     31,027        97,507        45,307       105,580
Cost of products and services - agencying costs                            (6,851)      (21,999)       (7,972)      (19,268)
                                                                         --------       --------     --------       --------
Gross profit                                                               24,176        75,508        37,335        86,312
Gain on investments accounted for by the equity method                     14,683       (21,394)    1,430,826     1,430,826

Operating income (expenses)
   Selling                                                                    (91)         (447)            -             -
   Other operating expenses, net                                            3,900         3,654       (81,361)      (81,206)
                                                                         --------       --------      --------       --------
                                                                            3,809         3,207       (81,361)      (81,206)
   Financial expenses                                                      (8,303)      (28,801)      (91,527)     (107,491)
   Financial income                                                        (5,033)       47,103        13,097        34,892
   Monetary and exchange rate variation, net                                  910           229           749         3,984
                                                                         --------       --------     --------       --------
Operating profit                                                           30,242        75,852     1,309,119     1,367,317
   Non operating income (expenses), net                                   (72,995)      (72,995)            -             -
                                                                         --------       --------     --------       --------
Net income (loss) for the period                                          (42,753)        2,857     1,309,119     1,367,317
                                                                         ========       ========   ==========    ===========
Number of shares outstanding at the end of the period (in thousands)           10            10            10            10
                                                                         ========       ========   ==========    ===========
Net earnings per share outstanding at the end of the period (R)$        (4,275.30)       285.70    130,911.90    136,731.70
                                                                         ========       ========   ==========    ===========

The company registered net income of R$ 2,857 in 2002 against R $1,367,317 in 2001, due to:


Result from Equity Investments

Refers to the gain on the sale of Celulose Nipo-Brasileira S. A. - CENIBRA in 2001, in the amount of R$ 1,471,544.






40                                            CVRD

                                    PART IV

                                                             PART IV
8- EQUITY INVESTEE INFORMATION

8.1 - Aluminum Area - ALBRAS (Adjusted and Non-Audited)                                                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st            2nd       3rd    4th
                                                                                    Quarter       Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)                   84         108       101    -          293
Quantity sold - internal market                          MT (thousand)                    4           2         3    -            9
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                   88         110       104    -          302
                                                                                ====================================================
Average sales price - external market                        US$                   1,318.33    1,409.42  1,228.20    -     1,341.52
Average sales price - internal market                        US$                   1,352.12    1,330.47  1,335.69    -     1,341.83
Average sales price - total                                  US$                   1,319.81    1,332.13  1,289.68    -     1,313.92

Long-term indebtedness, gross                                US$                    524,095     506,633   498,857    -      498,857
Short-term indebtedness, gross                               US$                     72,938      48,840    20,156    -       20,156
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                    597,033     555,473   519,093    -      519,093
                                                                                ====================================================
Stockholders' equity                                         R$                     299,202     113,162  (209,047)   -     (209,047)
                                                                                ====================================================
Net operating revenues                                       R$                     273,853     366,494   414,264    -    1,054,611
Cost of products                                             R$                    (170,834)   (223,590) (248,895)   -     (643,319)
Other expenses/revenues                                      R$                     (12,562)     (9,587)  (22,292)   -      (44,441)
Depreciation, amortization and depletion                     R$                      15,555      17,076    17,423    -       50,054
                                                                                ----------------------------------------------------
EBITDA                                                       R$                     106,012     150,393   160,500    -      416,905
Depreciation, amortization and depletion                     R$                     (15,555)    (17,076)  (17,423)   -      (50,054)
                                                                                ----------------------------------------------------
EBIT                                                         R$                      90,457     133,317   143,077    -      366,851
Non-operating result                                         R$                        (746)       (467)       82    -       (1,131)
Net financial result                                         R$                     (11,141)   (332,532) (505,233)   -     (848,906)
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                      78,570    (199,682) (362,074)   -     (483,186)
Income tax and social contribution                           R$                      (2,627)     13,645    39,863    -       50,881
                                                                                ----------------------------------------------------
Net income                                                   R$                      75,943     186,037  (322,211)   -     (432,305)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st           2nd          3rd            4th
                                                                      Quarter      Quarter      Quarter        Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)           87           88           76            66           317
Quantity sold - internal market                    MT (thousand)            3            4            4             4            15
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)           90           92           80            70           332
                                                                     ===============================================================
Average sales price - external market                   US$          1,530.02     1,468.13     1,387.58      1,279.75      1,426.64
Average sales price - internal market                   US$          1,606.92     1,528.21     1456.,51      1,330.54      1,477.68
Average sales price - total                             US$          1,532.90     1,470.68     1,390.89      1,282.77      1,428.99
Long-term indebtedness, gross                           US$           527,685      496,058      496,941       450,400       450,400
Short-term indebtedness, gross                          US$           176,879      167,370      137,258       183,017       183,017
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$           704,564      663,428      634,199       633,417       633,417
                                                                     ===============================================================
Stockholders' equity                                    R$            189,460      198,660        2,854       223,256       223,256
                                                                     ===============================================================
Net operating revenues                                  R$            277,094      307,826      278,080       231,638     1,094,638
Cost of products                                        R$           (161,707)    (176,460)    (161,136)     (147,148)     (646,451)
Other expenses/revenues                                 R$            (12,828)      (9,735)     (43,619)      (12,542)      (78,724)
Depreciation, amortization and depletion                R$             19,149       15,091       15,417        18,539        68,196
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$            121,708      136,722       88,742        90,487       437,659
Depreciation, amortization and depletion                R$            (19,149)     (15,091)     (15,417)      (18,539)      (68,196)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$            102,559      121,631       73,325        71,948       369,463
Non-operating result                                    R$                582         (406)      (1,157)       23,285        22,304
Net financial result                                    R$           (119,075)    (114,009)    (251,524)      221,785      (262,823)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$            (15,934)       7,216     (179,356)      317,018       128,944
Income tax and social contribution                      R$             14,467        1,982      (16,449)      (96,706)      (96,706)
                                                                     ---------------------------------------------------------------
Net income                                              R$              1,467        9,198     (195,805)      220,312        32,238
------------------------------------------------------------------------------------------------------------------------------------



                                    CVRD                        41

8.2 - Aluminum Area - ALUNORTE (Adjusted and Non-Audited)                                                              Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       1st           2nd       3rd    4th
                                                                                    Quarter       Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)                  222           175        115   -        512
Quantity sold - internal market                          MT (thousand)                  205           235        233   -        673
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                  427           410        348   -      1,185
                                                                                ====================================================
Average sales price - external market                        US$                     148.20        152.79     162.37   -     152.96
Average sales price - internal market                        US$                     175.94        175.38     173.97   -     175.05
Average sales price - total                                  US$                     161.55        165.72     170.13   -     165.51
Long-term indebtedness, gross                                US$                    455,061       455,194    472,590   -    472,590
Short-term indebtedness, gross                               US$                          -             -        -     -          -
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                    455,061       455,194    472,590   -    472,590
                                                                                ====================================================
Stockholders' equity                                         R$                     573,946       451,686    226,155   -    226,155
                                                                                ====================================================
Net operating revenues                                       R$                     164,875       173,891    196,154   -    534,920
Cost of products                                             R$                    (135,765)     (134,556)  (131,291)  -   (401,612)
Other expenses/revenues                                      R$                      (7,377)       (3,787)    (4,079)  -    (15,243)
Depreciation, amortization and depletion                     R$                      12,802        13,351     12,853   -     39,006
                                                                                ----------------------------------------------------
EBITDA                                                       R$                      34,535        48,899     73,637   -    157,071
Depreciation, amortization and depletion                     R$                     (12,802)      (13,351)   (12,853)  -    (39,006)
                                                                                ----------------------------------------------------
EBIT                                                         R$                      21,733        35,548     60,784   -    118,065
Non-operating result                                         R$                          (4)            -        -     -         (4)
Net financial result                                         R$                     (10,936)     (198,404)  (374,193)  -   (583,533)
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                      10,793      (162,856)  (313,409)  -   (465,472)
Income tax and social contribution                           R$                        (726)       20,677      6,396   -     26,347
                                                                                ----------------------------------------------------
Net income                                                   R$                      10,067      (142,179)  (307,013)  -   (439,125)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)          170        212        249            232            863
Quantity sold - internal market                    MT (thousand)          193        195        160            173            721
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)          363        407        409            405          1,584
                                                                     ===============================================================
Average sales price - external market                   US$            195.23     189.14     181.98         156.88         179.47
Average sales price - internal market                   US$            202.01     195.80     188.73         181.10         192.36
Average sales price - total                             US$            198.83     192.33     184.94         167.23         185.51
Long-term indebtedness, gross                           US$           434,772    424,815    429,162        425,221        425,221
Short-term indebtedness, gross                          US$            43,410     47,102     20,186         45,940         45,940
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$           478,182    471,917    449,348        471,161        471,161
                                                                     ===============================================================
Stockholders' equity                                    R$            433,497    417,974    334,924        526,231        526,231
                                                                     ===============================================================
Net operating revenues                                  R$            149,709    188,075    177,200        171,700        686,684
Cost of products                                        R$           (106,856)  (128,775)  (122,317)      (139,731)      (497,679)
Other expenses/revenues                                 R$             (4,729)    (6,886)    (3,869)        (7,857)       (23,341)
Depreciation, amortization and depletion                R$             12,904     12,861     12,773         12,927         51,465
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$             51,028     65,275     63,787         37,039        217,129
Depreciation, amortization and depletion                R$            (12,904)   (12,861)   (12,773)       (12,927)       (51,465)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$             38,124     52,414     51,014         24,112        165,664
Non-operating result                                    R$                749       (721)       104             31            163
Net financial result                                    R$            (97,766)   (75,812)  (156,652)       126,209       (204,021)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$            (58,893)   (24,119)  (105,534)       150,352        (38,194)
Income tax and social contribution                      R$             15,653      7,153    (22,808)       (11,305)       (11,307)
                                                                     ---------------------------------------------------------------
Net income                                              R$            (43,240)   (16,966)  (128,342)       139,047        (49,501)
------------------------------------------------------------------------------------------------------------------------------------



42                                              CVRD

8.3 - Aluminum Area - ALUVALE (Adjusted and Non-Audited)                                                               Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - internal market                          MT (thousand)                  -           -          -      -         -
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                  -           -          -      -         -
                                                                                ====================================================
Average sales price - internal market                        US$                        -           -          -      -         -
Average sales price - total                                  US$                        -           -          -      -         -
Short-term indebtedness, gross                               US$                        -           -          -      -         -
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                        -           -          -      -         -
                                                                                ====================================================
Stockholders' equity                                         R$                    891,456     751,522   447,879      -   447,879
                                                                                ====================================================
Net operating revenues                                       R$                        288         616       354      -     1,258
Cost of products                                             R$                        (22)        (47)      (38)     -      (107)
Other expenses/revenues                                      R$                      4,571       1,361     3,731      -     9,663
Depreciation, amortization and depletion                     R$                          -          13       (13)     -         -
                                                                                ----------------------------------------------------
EBITDA                                                       R$                      4,837       1,943     4,034      -    10,814
Depreciation, amortization and depletion                     R$                          -         (13)       13      -         -
                                                                                ----------------------------------------------------
EBIT                                                         R$                      4,837       1,930     4,047      -    10,814
Gain on investments accounted for by the equity method       R$                     57,892    (145,352) (307,027)     -  (394,487)
Net financial result                                         R$                      4,917       5,351       972      -    11,240
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                     67,646    (138,071) (302,008)     -  (372,433)
Income tax and social contribution                           R$                     (2,723)     (1,862)   (1,635)     -    (6,220)
                                                                                ----------------------------------------------------
Net income                                                   R$                     64,923    (139,933) (303,643)     -  (378,653)
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st          2nd          3rd            4th
                                                                      Quarter     Quarter      Quarter        Quarter     Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - internal market                    MT (thousand)            -           -           7           9          16
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)            -           -           7           9          16
                                                                     ===============================================================
Average sales price - internal market                   US$                 -           -    1,966.10    1,748.02    1,843.43
Average sales price - total                             US$                 -           -    1,966.10    1,748.02    1,843.43
Short-term indebtedness, gross                          US$               310         259           -           -           -
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$               310         259           -           -           -
                                                                     ===============================================================
Stockholders' equity                                    R$            724,927     754,707     627,385     826,533     826,533
                                                                     ===============================================================
Net operating revenues                                  R$                323         438         599         507       1,867
Cost of products                                        R$                  -           -         (15)        (34)        (49)
Other expenses/revenues                                 R$              3,650         315       2,547       4,824      11,336
Depreciation, amortization and depletion                R$                  8           9           9           9          35
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$              3,981         762       3,140       5,306      13,189
Depreciation, amortization and depletion                R$                 (8)         (9)         (9)         (9)        (35)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$              3,973         753       3,131       5,297      13,154
Gain on investments accounted for by the equity method  R$             (2,165)     27,928    (132,056)    222,617     116,324
Net financial result                                    R$              3,155       3,916       4,293       4,557      15,921
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$              4,963      32,597    (124,632)    232,471     145,399
Income tax and social contribution                      R$              3,870      (2,818)     (2,689)      2,211         574
                                                                     ---------------------------------------------------------------
Net income                                              R$              8,833      29,779    (127,321)    234,682     145,973
------------------------------------------------------------------------------------------------------------------------------------



                                 CVRD                                        43

8.4 - Aluminum Area - MRN (Adjusted and Non-Audited)                                                                    Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)                  485       790       740      -      2,015
Quantity sold - internal market                          MT (thousand)                1,296     1,820     1,815      -      4,931
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                1,781     2,610     2,555      -      6,946
                                                                                ====================================================
Average sales price - external market                        US$                      20.56     19.09     19.21      -      19.49
Average sales price - internal market                        US$                      19.46     18.01     18.16      -      18.45
Average sales price - total                                  US$                      19.80     16.31     18.46      -      18.75
Long-term indebtedness, gross                                US$                     95,892    90,312    77,786      -     77,786
Short-term indebtedness, gross                               US$                     14,436    18,780    23,198      -     23,198
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                    110,328   109,092   100,984      -    100,984
                                                                                ====================================================
Stockholders' equity                                         R$                     594,895   562,633   498,041      -    498,041
                                                                                ====================================================
Net operating revenues                                       R$                      76,448   111,452   146,949      -    334,849
Cost of products                                             R$                     (39,697)  (60,627)  (72,806)     -   (173,130)
Other expenses/revenues                                      R$                        (569)   (5,271)   (1,589)     -     (7,429)
Depreciation, amortization and depletion                     R$                       9,840    13,325    14,617      -     37,782
                                                                                ----------------------------------------------------
EBITDA                                                       R$                      46,022    58,879    87,171      -    192,072
Depreciation, amortization and depletion                     R$                      (9,840)  (13,325)  (14,617)     -    (37,782)
                                                                                ----------------------------------------------------
EBIT                                                         R$                      36,182    45,554    72,554      -    154,290
Gain on investments accounted for by the equity method       R$                      (3,403)   (1,347)        -      -     (4,750)
Non-operating result                                         R$                         (13)       11        12      -         10
Net financial result                                         R$                      (1,804)  (32,286)  (73,730)     -   (107,820)
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                      30,962    11,932    (1,164)     -     41,730
Income tax and social contribution                           R$                      (6,522)   (4,139)   (5,429)     -    (16,090)
                                                                                ----------------------------------------------------
Net income                                                   R$                      24,440     7,793    (6,593)     -     25,640
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter      Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)          581         886         954         992       3,413
Quantity sold - internal market                    MT (thousand)        1,604       1,946       1,806       2,183       7,539
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)        2,185       2,832       2,760       3,175      10,952
                                                                     ===============================================================
Average sales price - external market                   US$             22.70       21.99       22.16       22.32       22.27
Average sales price - internal market                   US$             20.08       20.16       20.37       21.00       20.36
Average sales price - total                             US$             21.39       21.08       20.99       21.67       20.95
Long-term indebtedness, gross                           US$               700           -       7,929      22,038      22,038
Short-term indebtedness, gross                          US$             1,456       1,400      11,594         706         706
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$             2,156       1,400      19,523      22,744      22,744
                                                                     ===============================================================
Stockholders' equity                                    R$            522,722     577,587     544,062     605,387     605,387
                                                                     ===============================================================
Net operating revenues                                  R$             86,629     124,021     139,255     154,020     503,925
Cost of products                                        R$            (38,030)    (58,247)    (59,943)    (65,360)   (221,580)
Other expenses/revenues                                 R$             (2,192)     (2,172)     (2,075)     (2,204)     (8,643)
Depreciation, amortization and depletion                R$             11,199      11,244      10,520      12,534      45,497
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$             57,606      74,846      87,757      98,990     319,199
Depreciation, amortization and depletion                R$            (11,199)    (11,244)    (10,520)    (12,534)    (45,497)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$             46,407      63,602      77,237      86,456     273,702
Gain on investments accounted for by the equity method  R$             (5,540)     (2,050)    (10,763)     16,868      (1,485)
Non-operating result                                    R$                (79)         82         133         (18)        118
Net financial result                                    R$                225      (1,895)     (2,541)     (3,574)     (7,785)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$             41,013      59,739      64,066      99,732     264,550
Income tax and social contribution                      R$             (3,845)     (4,875)    (11,692)        237     (20,175)
                                                                     ---------------------------------------------------------------
Net income                                              R$             37,168      54,864      52,374      99,969     244,375
------------------------------------------------------------------------------------------------------------------------------------


44                                              CVRD

8.5 - Aluminum Area - VALESUL (Adjusted and Non-Audited)                                                                Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
-----------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)                  9          12           8     -          29
Quantity sold - internal market                          MT (thousand)                 12          11          11     -          34
                                                                                ---------------------------------------------------
Quantity sold - total                                    MT (thousand)                 21          23          19     -          63
                                                                                ===================================================
Average sales price - external market                        US$                 1,467.44    1,481.49    1,485.09     -    1,478.28
Average sales price - internal market                        US$                 1,906.21    1,865.52    1,779.65     -    1,852.10
Average sales price - total                                  US$                 1,720.97    1,663.20    1,654.96     -    1,679.61
Long-term indebtedness, gross                                US$                    1,868       1,416         953     -         953
Short-term indebtedness, gross                               US$                      685         555         409     -         409
                                                                                ---------------------------------------------------
Total indebtedness, gross                                    US$                    2,553       1,971       1,362     -       1,362
                                                                                ===================================================
Stockholders' equity                                         R$                   231,170     246,030     266,074     -     266,074
                                                                                ===================================================
Net operating revenues                                       R$                    77,727      92,816      93,602     -     264,145
Cost of products                                             R$                   (63,576)    (71,701)    (61,711)    -    (196,988)
Other expenses/revenues                                      R$                    (3,223)     (1,164)     (7,075)    -     (11,462)
Depreciation, amortization and depletion                     R$                     3,332       3,600       2,826     -       9,758
                                                                                ---------------------------------------------------
EBITDA                                                       R$                    14,260      23,551      27,642     -      65,453
Depreciation, amortization and depletion                     R$                    (3,332)     (3,600)     (2,826)    -      (9,758)
                                                                                ---------------------------------------------------
EBIT                                                         R$                    10,928      19,951      24,816     -      55,695
Non-operating result                                         R$                        55         (54)        515     -         516
Net financial result                                         R$                      (597)        621        (945)    -        (921)
                                                                                ---------------------------------------------------
Income before income tax and social contribution             R$                    10,386      20,518      24,386     -      55,290
Income tax and social contribution                           R$                    (4,122)     (5,652)     (4,344)    -     (14,118)
                                                                                ---------------------------------------------------
Net income                                                   R$                     6,264      14,866      20,042     -      41,172
-----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)            2           9           7           5          23
Quantity sold - internal market                    MT (thousand)           14          17          11          11          53
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)           16          26          18          16          76
                                                                     ===============================================================
Average sales price - external market                   US$          1,733.37    1,585.14    1,554.56    1,490.00    1,590.39
Average sales price - internal market                   US$          2,155.46    2,047.69    1,934.35    1,887.58    2,054.36
Average sales price - total                             US$          2,107.06    1,882.41    1,784.68    1,757.16    1,916.59
Long-term indebtedness, gross                           US$             2,568       2,273       2,598       2,002       2,002
                                                                     ---------------------------------------------------------------
Short-term indebtedness, gross                          US$            33,619       9,700         939       1,412       1,412
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$            36,187      11,973       3,537       3,414       3,414
                                                                     ===============================================================
Stockholders' equity                                    R$            190,016     205,881     218,141     224,900     224,900
                                                                     ===============================================================
Net operating revenues                                  R$             59,652      98,954      77,239      66,811     302,656
Cost of products                                        R$            (40,859)    (68,267)    (54,855)    (49,928)   (213,909)
Other expenses/revenues                                 R$             (5,104)    (11,433)      1,814      (5,956)    (20,679)
Depreciation, amortization and depletion                R$              3,510       3,027       3,912       3,307      13,756
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$             17,199      22,281      28,110      14,234      81,824
Depreciation, amortization and depletion                R$             (3,510)     (3,027)     (3,912)     (3,307)    (13,756)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$             13,689      19,254      24,198      10,927      68,068
Non-operating result                                    R$                 49      (1,392)         13        (194)     (1,524)
Net financial result                                    R$             (3,079)      3,513      (8,500)     (1,087)     (9,153)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$             10,659      21,375      15,711       9,646      57,391
Income tax and social contribution                      R$             (2,597)     (5,510)     (3,451)     (2,887)    (14,445)
                                                                     ---------------------------------------------------------------
Net income                                              R$              8,062      15,865      12,260       6,759      42,946
------------------------------------------------------------------------------------------------------------------------------------

                                            CVRD                            45

8.6 - Pelletizing Affiliates - HISPANOBRAS (Adjusted and Non-Audited)                                                  Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
-----------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                               MT (thousand)           487         355       166      -      1,008
Quantity sold - internal market - CVRD                        MT (thousand)           420         480       520      -      1,420
                                                                                ----------------------------------------------------
Quantity sold - total                                         MT (thousand)           907         835       686      -      2,428
                                                                                ====================================================
Average sales price - external market                             US$               31.33       31.49     31.39      -      31.40
Average sales price - internal market                             US$               31.43       31.63     32.28      -      31.81
Average sales price - total                                       US$               31.38       31.56     32.07      -      31.64
                                                                                ----------------------------------------------------
Stockholders' equity                                               R$              85,476      85,790    93,568      -     93,568
                                                                                ====================================================
Net operating revenues                                             R$              67,353      59,359    67,336      -    194,048
Cost of products                                                   R$             (57,628)    (55,855)  (56,920)     -   (170,403)
Other expenses/revenues                                            R$                (737)       (804)     (128)     -     (1,669)
Depreciation, amortization and depletion                           R$               2,458       2,458     2,322      -      7,238
                                                                                ----------------------------------------------------
EBITDA                                                             R$              11,446       5,158    12,610      -     29,214
Depreciation, amortization and depletion                           R$              (2,458)     (2,458)   (2,322)     -     (7,238)
                                                                                ----------------------------------------------------
EBIT                                                               R$               8,988       2,700    10,288      -     21,976
Non-operating result                                               R$              (1,465)     (4,923)   (3,232)     -     (9,620)
Net financial result                                               R$                 854       5,888     7,899      -     14,641
                                                                                ----------------------------------------------------
Income before income tax and social contribution                   R$               8,377       3,665    14,955      -     26,997
Income tax and social contribution                                 R$              (3,362)     (1,480)   (5,395)     -    (10,237)
                                                                                ----------------------------------------------------
Net income                                                         R$               5,015       2,185     9,560      -     16,760
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                     MT (thousand)        312         336         422           148          1,218
Quantity sold - internal market - CVRD              MT (thousand)        520         560         460           850          2,390
                                                                     ---------------------------------------------------------------
Quantity sold - total                               MT (thousand)        832         896         882           998          3,608
                                                                     ===============================================================
Average sales price - external market                   US$            30.80       30.79       32.84         31.46          31.44
Average sales price - internal market                   US$            30.57       31.55       32.44         31.05          31.41
Average sales price - total                             US$            30.65       31.26       32.64         31.12          31.42
                                                                     ---------------------------------------------------------------
Stockholders' equity                                     R$           73,036      76,910      85,853        80,461         80,461
                                                                     ===============================================================
Net operating revenues                                   R$           52,089      64,459      73,261        78,924        268,733
Cost of products                                         R$          (44,565)    (53,537)    (60,310)      (64,358)      (222,770)
Other expenses/revenues                                  R$             (502)       (487)      1,274        (2,620)        (2,335)
Depreciation, amortization and depletion                 R$            2,377       2,378       2,376         2,437          9,568
                                                                     ---------------------------------------------------------------
EBITDA                                                   R$            9,399      12,813      16,601        14,383         53,196
Depreciation, amortization and depletion                 R$           (2,377)     (2,378)     (2,376)       (2,437)        (9,568)
                                                                     ---------------------------------------------------------------
EBIT                                                     R$            7,022      10,435      14,225        11,946         43,628
Non-operating result                                     R$           (1,471)     (2,537)     (2,622)       (3,135)        (9,765)
Net financial result                                     R$            2,460         833       4,127        (5,038)         2,382
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution         R$            8,011       8,731      15,730         3,773         36,245
Income tax and social contribution                       R$           (2,161)     (3,419)     (5,347)           62        (10,865)
                                                                     ---------------------------------------------------------------
Net income                                               R$            5,850       5,312      10,383         3,835         25,380
------------------------------------------------------------------------------------------------------------------------------------

8.7 - Pelletizing Affiliates - ITABRASCO (Adjusted and Non-Audited)                                                    Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)                      644         533        572      -       1,749
Quantity sold - internal market - CVRD             MT (thousand)                      233         169        243      -         645
                                                                                ----------------------------------------------------
Quantity sold - total                              MT (thousand)                      877         702        815      -       2,394
                                                                                ====================================================
Average sales price - external market              US$                              31.16       28.46      29.96      -       29.94
Average sales price - internal market              US$                              31.90       27.79      30.33      -       30.23
Average sales price - total                        US$                              31.35       28.30      30.06      -       30.02
Short-term indebtedness, gross                     US$                             18,023      17,133     15,504      -      15,504
                                                                                ----------------------------------------------------
Total indebtedness, gross                          US$                             18,023      17,133     15,504      -      15,504
                                                                                ====================================================
Stockholders' equity                               R$                              60,230      65,720     78,454      -      78,454
                                                                                ====================================================
Net operating revenues                             R$                              65,575      49,920     79,980      -     195,475
Cost of products                                   R$                             (56,551)    (47,528)   (66,616)     -    (170,695)
Other expenses/revenues                            R$                              (1,020)        105     (3,391)     -      (4,306)
Depreciation, amortization and depletion           R$                                 327         328        347      -       1,002
                                                                                ----------------------------------------------------
EBITDA                                             R$                               8,331       2,825     10,320      -      21,476
Depreciation, amortization and depletion           R$                                (327)       (328)     (347)      -      (1,002)
                                                                                ----------------------------------------------------
EBIT                                               R$                               8,004       2,497      9,973      -      20,474
Non-operating result                               R$                              (2,494)     (2,599)    (2,581)     -      (7,674)
Net financial result                               R$                                (637)      9,279     13,003      -      21,645
                                                                                ----------------------------------------------------
Income before income tax and social contribution   R$                               4,873       9,177     20,395      -      34,445
Income tax and social contribution                 R$                              (2,412)     (3,687)    (7,661)     -     (13,760)
                                                                                ----------------------------------------------------
Net income                                         R$                               2,461       5,490     12,734      -      20,685
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter    Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)         497         579         471         700       2,247
Quantity sold - internal market                    MT (thousand)         278         196         271         295       1,040
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)         775         775         742         995       3,287
                                                                     ===============================================================
Average sales price - external market                   US$            31.13       31.96       31.80       31.67       31.63
Average sales price - internal market                   US$            31.29       32.66       31.50       32.44       31.93
Average sales price - total                             US$            31.19       31.62       31.69       31.90       31.72
Short-term indebtedness, gross                          US$              503           -         407         522         522
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$              503           -         407         552         522
                                                                     ===============================================================
Stockholders' equity                                    R$            46,768      65,160      68,571      58,164      58,164
                                                                     ===============================================================
Net operating revenues                                  R$            48,950      56,985      59,432      80,318     245,685
Cost of products                                        R$           (45,783)    (44,756)    (52,288)    (59,804)   (202,631)
Other expenses/revenues                                 R$            (1,086)     (1,379)      2,177      (4,673)     (4,961)
Depreciation, amortization and depletion                R$               288         309         338         363       1,298
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$             2,369      11,159       9,659      16,204      39,391
Depreciation, amortization and depletion                R$              (288)       (309)       (338)       (363)     (1,298)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$             2,081      10,850       9,321      15,841      38,093
Non-operating result                                    R$               (12)      6,437          15      (8,246)     (1,806)
Net financial result                                    R$             2,770       1,808       2,369      (5,604)      1,343
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$             4,839      19,095      11,705       1,991      37,630
Income tax and social contribution                      R$            (3,288)       (707)     (7,231)      2,419      (8,807)
                                                                     ---------------------------------------------------------------
Net income                                              R$             1,551      18,388       4,474       4,410      28,823
------------------------------------------------------------------------------------------------------------------------------------




                             CVRD                                             47

8.8 - Pelletizing Affiliates - KOBRASCO (Adjusted and Non-Audited)                                                      Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)               436         534       850        -      1,820
Quantity sold - internal market                          MT (thousand)               420         478         -        -       898
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)               856       1,012       850        -      2,718
                                                                                ====================================================
Average sales price - external market                         US$                  31.31       29.34      29.47      -       29.88
Average sales price - internal market                         US$                  32.08       29.24          -      -       30.51
Average sales price - total                                   US$                  31.69       29.30      29.47      -       30.09
Long-term indebtedness, gross                                 US$                149,583     143,378    147,150      -     147,150
=                                                                                ---------------------------------------------------
Total indebtedness, gross                                     US$                149,583     143,378    147,150      -     147,150
                                                                                ====================================================
Stockholders' equity                                          R$                  16,608     (32,692)  (124,990)     -    (124,990)
                                                                                ====================================================
Net operating revenues                                        R$                  63,984      72,449     74,427      -     210,860
Cost of products                                              R$                 (50,027)    (67,075)   (60,393)     -    (177,495)
Other expenses/revenues                                       R$                  (1,109)      1,471     (1,995)     -      (1,633)
Depreciation, amortization and depletion                      R$                   2,248       2,248      2,250      -       6,746
                                                                                ----------------------------------------------------
EBITDA                                                        R$                  15,096       9,093     14,289      -      38,478
Depreciation, amortization and depletion                      R$                  (2,248)     (2,248)    (2,250)     -      (6,746)
                                                                                ----------------------------------------------------
EBIT                                                          R$                  12,848       6,845     12,039      -      31,732
Other expenses - non cash                                     R$                  (2,984)     (3,617)    (5,453)     -     (12,054)
Gain on investments accounted for by the equity method        R$                      57         939      1,766      -       2,762
Non-operating result                                          R$                      31          27         24      -          82
Net financial result                                          R$                  (3,811)    (78,006)  (147,117)     -    (228,934)
                                                                                ----------------------------------------------------
Income before income tax and social contribution              R$                   6,141     (73,812)  (138,741)    -     (206,412)
Income tax and social contribution                            R$                  (3,093)     24,511     46,445    -        67,863
                                                                                ----------------------------------------------------
Net income                                                    R$                   3,048     (49,301)   (92,296)    -     (138,549)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                         MT (thousand)     561        523         493          558          2,135
Quantity sold - internal market - CVRD                  MT (thousand)     420        489         630          510          2,049
                                                                     ---------------------------------------------------------------
Quantity sold - total                                   MT (thousand)     981      1,012       1,123        1,068          4,184
                                                                     ===============================================================
Average sales price - external market                        US$        30.04      31.38       33.26        30.80          30.56
Average sales price - internal market                        US$        31.80      31.29          30        31.64          31.32
Average sales price - total                                  US$        30.79      31.34       31.19        31.20          30.93
Long-term indebtedness, gross                                US$      128,282    128,006     128,915      128,797        128,797
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                                    US$      128,282    128,006     128,915      128,797        128,797
                                                                     ===============================================================
Stockholders' equity                                         R$        39,224     32,574     (39,435)      13,560         13,560
                                                                     ===============================================================
Net operating revenues                                       R$        61,210     70,414      90,720       84,647        306,991
Cost of products                                             R$       (46,868)   (56,123)    (68,213)     (66,792)      (237,996)
Other expenses/revenues                                      R$          (734)      (755)       (781)        (695)        (2,965)
Depreciation, amortization and depletion                     R$         2,225      2,226       2,221        2,260          8,932
                                                                     ---------------------------------------------------------------
EBITDA                                                       R$        15,833     15,762      23,947       19,420         74,962
Depreciation, amortization and depletion                     R$        (2,225)    (2,226)     (2,221)      (2,260)        (8,932)
                                                                     ---------------------------------------------------------------
EBIT                                                         R$        13,608     13,536      21,726       17,160         66,030
Other expenses - non cash                                    R$             -          -     (52,000)      14,086        (37,914)
Gain on investments accounted for by the equity method       R$           316        229        (545)         618            618
Non-operating result                                         R$            12        (46)        126          (39)            53
Net financial result                                         R$       (32,118)   (23,780)    (51,598)      41,253        (66,243)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution             R$       (18,182)   (10,061)    (82,291)      73,078        (37,456)
Income tax and social contribution                           R$         6,198      3,411      10,281      (20,072)          (182)
                                                                     ---------------------------------------------------------------
Net income                                                   R$       (11,984)    (6,650)    (72,010)      53,006        (37,638)
------------------------------------------------------------------------------------------------------------------------------------

8.9 - Pelletizing Affiliates - NIBRASCO (Adjusted and Non-Audited)                                                     Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                         MT (thousand)                 407            686      290     -      1,383
Quantity sold - internal market - CVRD                  MT (thousand)                 584          1,544    1,520     -      3,648
Quantity sold - internal market - Others                MT (thousand)                   9             27       32     -         68
                                                                                ----------------------------------------------------
Quantity sold - total                                   MT (thousand)               1,000          2,257    1,842     -      5,099
                                                                                ====================================================
Average sales price - external market                     US$                       30.25          30.88    27.39     -      29.96
Average sales price - internal market                     US$                       30.49          31.58    25.69     -      28.95
Average sales price - total                               US$                       30.39          31.36    25.96     -      28.69
Long-term indebtedness, gross                             US$                       3,600          2,400    2,400     -      2,400
Short-term indebtedness, gross                            US$                       2,484          2,400    2,436     -      2,436
Total indebtedness, gross                                 US$                       6,084          4,800    4,836     -      4,836
                                                                                ----------------------------------------------------
Stockholders' equity                                      R$                       78,682         84,259    88,040    -     88,040
                                                                                ====================================================
Net operating revenues                                    R$                       70,936        163,815   162,232    -     396,983
Cost of products                                          R$                      (70,397)      (144,430) (148,056)   -    (362,883)
Other expenses/revenues                                   R$                          144          2,006       686    -       2,836
Depreciation, amortization and depletion                  R$                        4,217          4,218     4,218    -      12,653
                                                                                ----------------------------------------------------
EBITDA                                                    R$                        4,900         25,609    19,080    -      49,589
Depreciation, amortization and depletion                  R$                       (4,217)        (4,218)   (4,218)   -     (12,653)
                                                                                ----------------------------------------------------
EBIT                                                      R$                          683         21,391    14,862    -      36,936
Other expenses - non cash                                 R$                       (2,548)        (7,041)   (4,887)   -     (14,476)
Net financial result                                      R$                       (2,463)        (4,034)   (2,136)   -      (8,633)
                                                                                ----------------------------------------------------
Income before income tax and social contribution          R$                       (4,328)        17,357     7,839    -      13,827
Income tax and social contribution                        R$                           66         (4,737)   (4,062)   -      (8,733)
                                                                                ----------------------------------------------------
Net income                                                R$                       (4,262)        12,620     3,777    -       5,094
------------------------------------------------------------------------------------------------------------------------------------


Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter      Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                     MT (thousand)        806         559        514            432          2,311
Quantity sold - internal market - CVRD              MT (thousand)      1,169       1,572        929            871          4,541
Quantity sold - internal market - Others            MT (thousand)         35          38          -             68            141
                                                                     ---------------------------------------------------------------
Quantity sold - total                               MT (thousand)      2,010       2,169      1,443          1,371          6,993
                                                                     ===============================================================
Average sales price - external market                 US$              30.16       30.00      30.48          30.10          30.20
Average sales price - internal market                 US$                 30          31         29             27          29.70
Average sales price - total                           US$              30.31       31.00      29.22          27.90          29.80
Long-term indebtedness, gross                         US$              6,000       4,800      4,800          3,600          3,600
Short-term indebtedness, gross                        US$              2,619       2,400      2,505          2,400          2,400
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                             US$              8,619       7,200      7,305          6,000          6,000
                                                                     ===============================================================
Stockholders' equity                                  R$             122,313     113,062     79,058         82,945         82,945
                                                                     ===============================================================
Net operating revenues                                R$             122,876     151,327    109,356         98,864        482,423
Cost of products                                      R$             107,077)   (125,975)  (102,174)       (87,913)      (423,139)
Other expenses/revenues                               R$             (10,534)     (8,049)    12,922          1,747         (3,914)
Depreciation, amortization and depletion              R$               4,086       4,086      4,128          4,130         16,430
                                                                     ---------------------------------------------------------------
EBITDA                                                R$               9,351      21,389     24,232         16,828         71,800
Depreciation, amortization and depletion              R$              (4,086)     (4,086)    (4,128)        (4,130)       (16,430)
                                                                     ---------------------------------------------------------------
EBIT                                                  R$               5,265      17,303     20,104         12,698         55,370
Other expenses - non cash                             R$                   -           -    (42,000)        (2,960)       (44,960)
Net financial result                                  R$                 902         679     (8,420)           (41)        (6,880)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution      R$               6,167      17,982    (30,316)         9,697          3,530
Income tax and social contribution                    R$              (3,172)     (4,734)    (3,688)        (2,851)       (14,445)
                                                                     ---------------------------------------------------------------
Net income                                            R$               2,995      13,248    (34,004)         6,846        (10,915)
------------------------------------------------------------------------------------------------------------------------------------


                                                CVRD                         49

8.10 - Pelletizing Affiliates - SAMARCO (Adjusted and Non-Audited)                                                     Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - total                                         MT (thousand)         3,301         3,436     3,871     -     10,608
                                                                                ====================================================
Average sales price - total                                       US$               28.48         28.78     27.93     -      28.38
Long-term indebtedness, gross                                     US$              92,788        86,584     76,181    -     76,181
Short-term indebtedness, gross                                    US$             169,170       180,539    169,538    -    169,538
                                                                                ----------------------------------------------------
Total indebtedness, gross                                         US$             261,958       267,123    245,719    -    245,719
                                                                                ====================================================
Stockholders' equity                                               R$             510,038       417,935    344,369    -    344,369
                                                                                ====================================================
Net operating revenues                                             R$             212,909       239,124    310,720     -   762,753
Cost of products                                                   R$            (108,837)     (114,932)  (138,102)    -   361,871)
Other expenses/revenues                                            R$             (18,632)      (19,474)   (26,619)    -   (64,725)
Depreciation, amortization and depletion                           R$               7,745         9,358      9,195     -    26,298
                                                                                ----------------------------------------------------
EBITDA                                                             R$              93,185       114,076    155,194     -   362,455
Depreciation, amortization and depletion                           R$              (7,745)       (9,358)   (9,195)     -   (26,298)
                                                                                ----------------------------------------------------
EBIT                                                               R$              85,440       104,718    145,999     -    336,157
Other expenses/revenues - non cash                                 R$              (1,815)       (9,221)   (18,473)    -    (29,509)
Gain on investments accounted for by the equity method             R$               2,213       (11,509)   (42,680)    -    (51,976)
Non-operating result                                               R$                  50           (35)       485     -        500
Net financial result                                               R$             (15,237)      (95,886)  (162,374)    -   (273,497)
                                                                                ----------------------------------------------------
Income before income tax and social contribution                   R$              70,651       (11,933)   (77,043)    -    (18,325)
Income tax and social contribution                                 R$             (12,555)       (7,431)     3,671     -    (16,315)
                                                                                ----------------------------------------------------
Net income                                                         R$              58,096       (19,364)   (73,372)    -    (34,640)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - total                                    MT (thousand)  3,399      2,919      2,312          2,571         11,201
                                                                     ===============================================================
Average sales price - total                                  US$        28.83      30.00      29.44          29.55          29.70
Long-term indebtedness, gross                                US$      166,257    132,655    119,394        109,691        109,691
Short-term indebtedness, gross                               US$      188,795    164,003    158,204        171,223        171,223
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                                    US$      355,052    296,658    277,598        280,914        280,914
                                                                     ===============================================================
Stockholders' equity                                          R$      418,290    447,693    399,275        451,942        451,942
                                                                     ===============================================================
Net operating revenues                                        R$      197,904    190,671    166,905        208,039        763,519
Cost of products                                              R$      (95,771)   (80,978)   (73,499)      (102,700)      (352,948)
Other expenses/revenues                                       R$      (18,514)   (19,602)   (12,796)       (16,464)       (67,376)
Depreciation, amortization and depletion                      R$        9,268      8,113      5,793          2,503         25,677
                                                                     ---------------------------------------------------------------
EBITDA                                                        R$       92,887     98,204     86,403         91,378        368,872
Depreciation, amortization and depletion                      R$       (9,268)    (8,113)    (5,793)        (2,503)       (25,677)
                                                                     ---------------------------------------------------------------
EBIT                                                          R$       83,619     90,091     80,610         88,875        343,195
Other expenses/revenues - non cash                            R$       (5,275)    (2,993)    (4,433)       (19,675)       (32,376)
Gain on investments accounted for by the equity method        R$       (3,570)    (4,541)    (9,266)        16,582           (795)
Non-operating result                                          R$            -         16    (19,440)          (461)       (19,885)
Net financial result                                          R$      (63,754)   (45,453)   (97,984)        50,563       (156,628)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution              R$       11,020     37,120    (50,513)       135,884        133,511
Income tax and social contribution                            R$       (3,324)    (7,657)     2,093        (18,503)       (27,391)
                                                                     ---------------------------------------------------------------
Net income                                                    R$        7,696     29,463    (48,420)       117,381        106,120
------------------------------------------------------------------------------------------------------------------------------------

50                              CVRD

8.11 - Iron Ore Area - FERTECO (Adjusted and Non-Audited)                                                  Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
-----------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)               2,470      3,434      3,335     -        9,239
Quantity sold - internal market                          MT (thousand)                 789      1,343      2,285     -        4,417
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)               3,259      4,777      5,620     -       13,656
                                                                                ====================================================
Average sales price - external market                         US$                    16.91      19.00      17.21     -        17.80
Average sales price - internal market                         US$                    12.98      17.10      10.78     -        13.09
Average sales price - total                                   US$                    15.96      18.47      14.60     -        16.28
Long-term indebtedness, gross                                 US$                   94,359     88,367     74,490     -       74,490
Short-term indebtedness, gross                                US$                   55,244     58,473     51,922     -       51,922
                                                                                ----------------------------------------------------
Total indebtedness, gross                                     US$                  149,603    146,840    126,412     -      126,412
                                                                                ====================================================
Stockholders' equity                                          R$                   215,058    544,020    568,381     -      568,381
                                                                                ====================================================
Net operating revenues                                        R$                   126,852    195,290    302,477     -      624,619
Cost of products                                              R$                   (70,019)  (127,765)  (186,549)    -     (384,333)
Other expenses/revenues                                       R$                   (12,481)   (12,121)   (18,000)    -      (42,602)
Depreciation, amortization and depletion                      R$                     7,273      7,591      6,222     -       21,086
                                                                                ----------------------------------------------------
EBITDA                                                        R$                    51,625     62,995    104,150     -      218,770
Depreciation, amortization and depletion                      R$                    (7,273)    (7,591)    (6,222)    -      (21,086)
                                                                                ----------------------------------------------------
EBIT                                                          R$                    44,352     55,404     97,928     -      197,684
Others expenses/revenues - no cash                            R$                         -    (16,951)     2,917     -      (14,034)
Result of Investments Participation (** )                     R$                         9    (28,710)   (20,327)    -      (49,028)
Non-operating result                                          R$                      (216)       121        194     -           99
Net financial result                                          R$                    (4,575)   (44,260)   (59,169)    -     (108,004)
                                                                                ----------------------------------------------------
Income before income tax and social contribution              R$                    39,570    (34,396)    21,543     -       26,717
Income tax and social contribution                            R$                   (10,519)    24,344      2,818     -       16,643
                                                                                ----------------------------------------------------
Net income                                                    R$                    29,051    (10,052)    24,361     -       43,360
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                     MT (thousand)       -         3,955        3,556        3,653         11,164
Quantity sold - internal market                     MT (thousand)       -           598          455          699          1,752
                                                                     ---------------------------------------------------------------
Quantity sold - total                               MT (thousand)       -         4,553        4,011        4,352         12,916
                                                                     ===============================================================
Average sales price - external market                   US$             -         16.50        17.50        18.43          17.05
Average sales price - internal market                   US$             -          5.35        14.72         8.79           9.40
Average sales price - total                             US$             -         15.16        17.18        16.83          16.11
Long-term indebtedness, gross                           US$             -       101,394      103,737       95,887         95,887
Short-term indebtedness, gross                          US$             -        86,257       72,200       52,696         52,696
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$             -       187,651      175,937      148,583        148,583
                                                                     ===============================================================
Stockholders' equity                                    R$              -       225,625      204,610      193,506        193,506
                                                                     ===============================================================
Net operating revenues                                  R$              -       167,796      175,874      200,643        544,313
Cost of products                                        R$              -      (101,601)     (86,911)    (183,464)      (371,976)
Other expenses/revenues                                 R$              -       (23,309)     (24,832)     (16,032)       (64,173)
Depreciation, amortization and depletion                R$              -         2,235        3,375        3,794          9,404
EBITDA                                                  R$              -        45,121       67,506        4,941        117,568
                                                                     ---------------------------------------------------------------
Depreciation, amortization and depletion                R$              -        (2,235)      (3,375)      (3,794)        (9,404)
EBIT                                                    R$              -        42,886       64,131        1,147        108,164
                                                                     ---------------------------------------------------------------
Others expenses/revenues - no cash                      R$              -             -            -            -              -
Result of Investments Participation (* * )              R$              -        (3,671)      (2,041)          16         (5,696)
Non-operating result                                    R$              -          (106)         (95)        (173)          (374)
Net financial result                                    R$              -       (31,412)     (76,425)      44,716        (63,121)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$              -         7,697      (14,430)      45,706         38,973
Income tax and social contribution                      R$              -        (5,354)       9,020        4,067          7,733
                                                                     ---------------------------------------------------------------
Net income                                              R$              -         2,343       (5,410)      49,773         46,706
------------------------------------------------------------------------------------------------------------------------------------

(*)  After acquisition on 04/01
(**) Includes R$ 21,040 of provision for loss at MRS and R$7,670 of amortization of goodwill at MRS.


                                        CVRD                            51

8.12 - Manganese and Ferro Alloys Area - SIBRA (Adjusted and Non-Audited)                                     Attachment I
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Information                                                                                                          2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                            1st          2nd        3rd      4th
                                                                          Quarter      Quarter     Quarter  Quarter     Total
------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market - ferro alloy           MT (thousand)         10          15          33       -           58
Quantity sold - internal market - ferro alloy           MT (thousand)         19          16          19       -           54
Quantity sold - total                                   MT (thousand)         29          31          52       -          112
                                                                         =====================================================
Quantity sold - external market - manganese             MT (thousand)        242         213         181       -          636
Quantity sold - internal market - manganese             MT (thousand)         36          52          94       -          182
Quantity sold - total                                   MT (thousand)        278         265         275       -          818
                                                                         =====================================================
Average sales price - external market - ferro alloy     US $              465.60      379.66      431.18       -       446.47
Average sales price - internal market - ferro alloy     US $              434.86      496.27      359.65       -       452.73
Average sales price - total                             US $              445.67      439.85      402.46       -       445.85

Average sales price - external market - manganese       US $               52.99       46.36       47.44       -        48.54
Average sales price - internal market - manganese       US $               69.56       53.46       45.14       -        58.63
Average sales price - total                             US $               55.11       47.75       46.81       -        54.68

Long-term indebtedness, gross                           US $              24,720      21,499      18,873       -       18,873
Short-term indebtedness, gross                          US $              24,465      22,503      20,260       -       20,260
                                                                         -----------------------------------------------------
Total indebtedness, gross                               US $              49,185      44,002      39,133       -       39,133
                                                                         =====================================================
Stockholders' equity                                    R $              242,845     265,581     311,741       -      311,741
                                                                         =====================================================
Net operating revenues                                  R $               62,105      59,941      99,106       -      221,152
Cost of products                                        R $              (31,569)    (35,842)    (59,667)      -     (127,078)
Other expenses/revenues                                 R $               (2,024)     (5,017)     (8,252)      -      (15,293)
Depreciation, amortization and depletion                R $                2,186       2,240       2,135       -        6,561
                                                                         -----------------------------------------------------
EBITDA                                                  R $               30,698      21,322      33,322       -       85,342
Depreciation, amortization and depletion                R $               (2,186)     (2,240)     (2,135)      -       (6,561)
                                                                         -----------------------------------------------------
EBIT                                                    R $               28,512      19,082      31,187       -       78,781
Gain on investments accounted for by the equity method  R $                9,061       9,057      15,509       -       33,627
Non-operating result                                    R $                 (234)        133       3,210       -        3,109
Net financial result                                    R $               (1,784)     (5,100)      7,729       -          845
                                                                         -----------------------------------------------------
Income before income tax and social contribution        R $               35,555      23,172      57,635       -      116,362
Income tax and social contribution                      R $               (1,994)     (1,244)    (11,479)      -      (14,717)
                                                                         -----------------------------------------------------
Net income                                              R $               33,561      21,928      46,156       -      101,645
------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                            1st          2nd        3rd      4th
                                                                          Quarter      Quarter     Quarter  Quarter     Total
------------------------------------------------------------------------------------------------------------------------------------


Quantity sold - external market - ferro alloy           MT (thousand)         10           9           7       10          36
Quantity sold - internal market - ferro alloy           MT (thousand)         15          15          14       81         125
Quantity sold - total                                   MT (thousand)         25          24          21       91         161
                                                                         =====================================================
Quantity sold - external market - manganese             MT (thousand)        189         337         284      288       1,098
Quantity sold - internal market - manganese             MT (thousand)         22           2          22       26          72
Quantity sold - total                                   MT (thousand)        211         339         306      314       1,170
                                                                         =====================================================
Average sales price - external market - ferro alloy     US $              650.08      570.11      542.65   475.42      519.40
Average sales price - internal market - ferro alloy     US $              538.29      441.24      422.62   236.53      196.92
Average sales price - total                             US $              582.53      489.44      460.70   314.01      267.67

Average sales price - external market - manganese       US $               39.41       45.61       47.71    49.44       46.27
Average sales price - internal market - manganese       US $               61.44      245.17       67.07    48.72       60.15
Average sales price - total                             US $               41.74       46.54       49.13    49.38       47.13

Long-term indebtedness, gross                           US $              41,322      51,374      43,986   23,937      23,937
Short-term indebtedness, gross                          US $              35,241      24,292      20,457   25,102      25,102
                                                                         ----------------------------------------------------
Total indebtedness, gross                               US $              76,563      75,666      64,443   49,039      49,039
                                                                         =====================================================
Stockholders' equity                                    R $              135,167     155,189     161,011  210,144     210,144
                                                                         =====================================================

Net operating revenues                                  R $               44,719      58,425      16,260  104,173     223,577
Cost of products                                        R $              (28,943)    (25,469)     (9,957) (63,997)   (128,366)
Other expenses/revenues                                 R $              (20,865)     (3,627)        247   10,018     (14,227)
Depreciation, amortization and depletion                R $                    -       5,278       1,984    3,246      10,508
                                                                         ----------------------------------------------------
EBITDA                                                  R $               (5,089)     34,607       8,534   53,440      91,492
Depreciation, amortization and depletion                R $                    -      (5,278)     (1,984)  (3,246)    (10,508)
                                                                         ----------------------------------------------------
EBIT                                                    R $               (5,089)     29,329       6,550   50,194      80,984
Gain on investments accounted for by the equity method  R $                4,922       1,617         307    9,607      16,453
Non-operating result                                    R $                 (481)     (2,722)       (662)  (2,158)     (6,023)
Net financial result                                    R $               (5,272)     (4,009)        641  (14,040)    (22,680)
                                                                         ----------------------------------------------------
Income before income tax and social contribution        R $               (5,920)     24,215       6,836   43,603      68,734
Income tax and social contribution                      R $                    -      (4,192)     (1,014)   5,531         325
                                                                         ----------------------------------------------------
Net income                                              R $               (5,920)     20,023       5,822   49,134      69,059
-----------------------------------------------------------------------------------------------------------------------------


52                                      CVRD

8.13- Manganese and Ferroalloys Area - CPFL (Adjusted and Non-Audited)                                                 Attachment I
-----------------------------------------------------------------------------------------------------------------------------------
     Information                                                                                                               2002
------------------------------------------------------------------------------------------------------------------------------------
                                                               1st            2nd         3rd        4th
                                                            Quarter        Quarter      Quarter     Quarter    Total


Quantity sold - external market            MT (thousand)         13                 17             34        -            64
Quantity sold - internal market            MT (thousand)         24                 20             21        -            65
                                                          ----------------------------------------------------------------------
Quantity sold - total                      MT (thousand)         37                 37             55        -           129
                                                          ======================================================================
Average sales price - external market      US             $  568.10             687.76         516.79        -        575.76
Average sales price - internal market      US             $  489.47             468.73         442.61        -        514.26
Average sales price - total                US             $  517.01             569.36         469.53        -        530.41

Long-term indebtedness, gross              US             $   3,932              3,853          3,719        -         3,719
Short-term indebtedness, gross             US             $   6,682              5,580          4,185        -         4,185
                                                          ----------------------------------------------------------------------
Total indebtedness, gross                  US             $  10,614              9,433          7,904        -         7,904
                                                          ======================================================================
Stockholders' equity                       R              $ 138,780            148,438        165,027        -       165,027
                                                          ======================================================================
Net operating revenues                     R              $  38,973             46,525         74,236        -       159,734
Cost of products                           R              $ (27,073)           (33,506)       (46,291)       -      (106,870)
Other expenses/revenues                    R              $  (2,192)            (4,729)        (8,546)       -       (15,467)
Depreciation, amortization and depletion   R              $   1,046              1,060            981        -         3,087
                                                          ----------------------------------------------------------------------
EBITDA                                     R              $  10,754              9,350         20,380        -        40,484
Depreciation, amortization and depletion   R              $  (1,046)            (1,060)          (981)       -        (3,087)
                                                          ----------------------------------------------------------------------
EBIT                                       R              $   9,708              8,290         19,399        -        37,397
Gain on investments accounted for by the   R              $      71                421            179        -           671
equity method
Non-operating result                       R              $    (966)              (250)        (1,204)       -        (2,420)
Net financial result                       R              $   1,220              1,197          5,864        -         8,281
                                                          ----------------------------------------------------------------------
Income before income tax and social        R              $  10,033              9,658         24,238        -        43,929
contribution
Income tax and social contribution         R              $       -                  -         (7,649)       -        (7,649)
                                                          ----------------------------------------------------------------------
Net income                                 R              $  10,033              9,658         16,589        -        36,280







-----------------------------------------------------------------------------------------------------------------------------------
     Information                                                                                             2001
------------------------------------------------------------------------------------------------------------------------------------
                                                               1st                 2nd           3rd           4th
                                                             Quarter             Quarter        Quarter      Quarter      Total
------------------------------------------------------------------------------------------------------------------------------------

Quantity sold - external market            MT (thousand)         18                 20             14           13           65
Quantity sold - internal market            MT (thousand)         16                 17             14           43           90
                                                           --------------------------------------------------------------------
Quantity sold - total                      MT (thousand)         34                 37             28           56          155
                                                           ====================================================================
Average sales price - external market      US                475.61             593.98         703.40       670.68       570.12
Average sales price - internal market      US                598.83             570.29       1,035.79       237.39       462.01
Average sales price - total                US                533.34             583.02         868.73       338.37       507.35

Long-term indebtedness, gross              US                 7,707             10,390          8,544        3,582        3,582
Short-term indebtedness, gross             US                12,853              9,427          8,003        8,107        8,107
                                                           --------------------------------------------------------------------
Total indebtedness, gross                  US                20,560             19,817         16,547       11,689       11,689
                                                           ====================================================================
Stockholders' equity                       R                110,615            112,711        119,849      128,747      128,747
                                                           ====================================================================

Net operating revenues                     R                 36,776             44,610         46,947       42,476      170,809
Cost of products                           R                (26,004)           (30,109)       (35,119)     (27,538)    (118,770)
Other expenses/revenues                    R                 (4,884)           (12,191)        (1,191)     (11,243)     (29,509)
Depreciation, amortization and depletion   R                    909                909            909          909        3,636
                                                           --------------------------------------------------------------------
EBITDA                                     R                  6,797              3,219         11,546        4,604       26,166
Depreciation, amortization and depletion   R                   (909)              (909)          (909)        (909)      (3,636)
                                                           --------------------------------------------------------------------
EBIT                                       R                  5,888              2,310         10,637        3,695       22,530
Gain on investments accounted for by the   R                    (93)              (242)             -       (1,586)      (1,921)
equity method
Non-operating result                       R                   (164)              (671)          (871)        (127)      (1,833)
Net financial result                       R                   (497)             1,030           (138)       3,123        3,518
                                                           --------------------------------------------------------------------
Income before income tax and social        R                  5,134              2,427          9,628        5,105       22,294
contribution
Income tax and social contribution         R                      -               (336)        (2,484)       3,793          973
                                                           --------------------------------------------------------------------
Net income                                 R                  5,134              2,091          7,144        8,898       23,267


                                    CVRD                                53

9-  OPINION OF THE INDEPENDENT ACCOUNTANTS


November 13, 2002

To the Board of Directors
Companhia Vale do Rio Doce


1 We have carried out limited reviews of the Quarterly Financial Information - ITR of Companhia Vale do Rio Doce for the quarters ended September 30, 2002 and 2001. This financial information is the responsibility of the Company's management.

2 Except as mentioned in paragraph three, our limited reviews were carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company's accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information - ITR, and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's financial position and operations.

3 The financial statements at September 30, 2002 and 2001, of subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants. Thus, the conclusions resulting from our reviews do not cover the amounts of R$ 7,177,881 thousand (2001 - R$ 8,659,589 thousand) of these investments and R$ 1,911,515 thousand (2001 - R$ 1,169,439 thousand) of the income produced by them for the quarters then ended.

4 Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any relevant adjustments which should be made to the Quarterly Financial Information - ITR, referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission - CVM specifically applicable to the preparation of obligatory Quarterly Financial Information - ITR.

5 The Quarterly Financial Information - ITR also contains accounting and financial information relating to the quarter ended June 30, 2002. We reviewed this information at the time of its preparation and issued our respective report on August 14, 2002, including the limitation mentioned in paragraph 3.




PricewaterhouseCoopers
Independent Accountants
CRC-SP-160-S-RJ



Douglas H. Woods
Partner
Accountant CRC-SP-101.652/O-0-S-RJ


54                                      CVRD

10- MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND EXECUTIVE OFFICERS



BOARD OF DIRECTORS                                          Chief Executive Officer
                                                            Roger Agnelli
Luiz Tarquinio Sardinha Ferro
Chairman
                                                            Executive Officer of Finance
Erik Persson                                                Fabio de Oliveira Barbosa

Renato Augusto Zagallo Villela dos Santos
                                                            Executive Officer of Planning
Francisco Valadares Povoa                                   Gabriel Stoliar

Joao Moises Oliveira


Jose Marques de Lima                                        Executive Officer of Human Resources and
                                                            Corporate Services
                                                            Carla Grasso
Octavio Lopes Castello Branco Neto

Renato da Cruz Gomes                                        Executive Officer of Ferrous Minerals
                                                            Armando de Oliveira Santos Neto
Romeu do Nascimento Teixeira

                                                            Executive Officer of Logistics
Audit Committee                                             Guilherme Rodolfo Laager

Claudio Bernardo Guimaraes de Moraes
                                                            Executive Officer of Holdings and
Eliseu Martins                                              Business Development
                                                            Antonio Miguel Marques

Marcos Fabio Coutinho

Pedro Carlos de Mello                                       Executive Officer of the  Non-Ferrous
                                                            Diego Cristobal Hernandez Cabrera
Ricardo Wiering de Barros



                                                             Eduardo de Carvalho Duarte   Otto de Souza Marques Junior
                                                             Chief Accountant             Head of Control Department
                                                             CRC-RJ 57439


                                      CVRD                              55

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMPANHIA VALE DO RIO DOCE
                                               (Registrant)


Date:  November 18, 2002

                                           By: /s/ Fabio de Oliveira Barbosa
                                               -----------------------------
                                                 Fabio de Oliveira Barbosa
                                                 Chief Financial Officer